ATENTO LUXCO 1

Fixed Rate Notes due 2025

Purchase Agreement

15 February 2023

To: Each person set out in Schedule 1

Ladies and Gentlemen:

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "Company"), hereby agrees, subject to the terms and conditions stated herein, to issue and sell to the purchasers set forth on the signature pages hereto and named in Schedule 1 (*Information Relating to the Note Purchasers*) hereto or set out in a confirmation annex in the form of Schedule 7 (*Note Purchaser Confirmation Annex*) delivered by GLG Partners Limited, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable) (a "Note Purchaser Confirmation Annex") or that accedes to this Agreement as a Note Purchaser by signing an accession agreement in the form of Schedule 6 (*NPA Accession Agreement*) (an "NPA Accession Agreement") (the "Note Purchasers") (a) on the Initial Issue Date (as defined below), its fixed rate notes due 2025 in an original aggregate principal amount equal to the amount of Initial Notes set forth in Schedule 1 (*Information Relating to the Note Purchasers*) as may be increased via additional commitments provided by Note Purchasers which sign an NPA Accession Agreement hereunder up to $39,600,000 (the "Initial Notes"), and (b) on no more than three Delayed Draw Dates (as defined below) at the sole discretion of the Issuer and any DD Note Purchaser (as defined below), additional fixed rate notes due 2025 in the amounts as may be committed to by any such DD Note Purchaser from time to time up to the DD Commitment Cap (as defined below) (the "Delayed Draw Notes" and together with the Initial Notes, the "Notes").

The Notes will initially be guaranteed (the "Guarantee" and, together with the Notes, the "Securities") on the Initial Issue Date by the entities listed on Schedule 2 (*Guarantors*) hereto (together with the Company, the "Guarantors").

The proceeds from the sale of the Initial Notes will be used by the Company and its subsidiaries to finance the making of certain payments due in respect of certain Hedging Agreements and its Senior Secured Notes (as defined in the Intercreditor Agreement, as defined in the 2026 Indenture) as well as to finance the payment of fees, costs and expenses incurred by the Group in connection with the Note Documents and the transactions contemplated thereby, and the proceeds from the sale of any Delayed Draw Notes will be used by the Company and its subsidiaries to finance or refinance 2026 Notes or other Indebtedness as agreed by the Note Purchasers, and for its general corporate purposes and working capital (the "Use of Proceeds").

The Notes will be subject to the Terms and Conditions attached as Schedule 3 (*Terms and Conditions of the Notes*) hereto (the "Conditions").

To secure the Company's obligations under the Notes, certain members of the Group, on or prior to the Initial Issue Date, will enter into the relevant security documents (the "Security Documents") set forth in Schedule 4 (*Security Documents*) hereto in favour of GLAS Trust Corporation Limited as the security agent (the "Security Agent").

Capitalised terms used but not otherwise defined herein have the meanings set forth in the Conditions.

This Agreement amends and replaces in its entirety the note purchase agreement between the Company, the Note Purchasers (as defined therein), the Agent and the Security Agent dated 3 February 2023 (the "Original NPA"), such that on and from the date of execution of this Agreement the Original NPA shall be read and construed for all purposes as set out herein.

As used in this Agreement, the terms "you" and "your" refer to the Note Purchasers.

The Notes have been offered to the Note Purchasers without being registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), in reliance upon exemptions therefrom. Pursuant to the terms of the Notes, the Note Purchasers may only resell or otherwise transfer such Notes pursuant to the exemptions from the registration requirements of the Securities Act promulgated by the U.S. Securities and Exchange Commission (the "Commission").

1. Representations and Warranties of the Company. The Company hereby represents and warrants to, and agrees with, the Note Purchasers that:

(a) Status

(i) It and each member of the Group is either a public limited liability company, limited partnership, a company with limited liability, a corporation, a general partnership or other entity duly incorporated (or, as the case may be, organised or established) and validly existing under the law of its jurisdiction of incorporation (or, as the case may be, organisation or establishment).

(ii) It and each member of the Group has the power to own its assets and carry on its business as it is being conducted save to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(b) Binding obligations

(i) Subject to the Legal Reservations and Perfection Requirements:

(A) the obligations expressed to be assumed by it in each Note Document to which it is a party are legal, valid, binding and enforceable obligations; and

(B) (without limiting the generality of paragraph (A) above), upon completion of the relevant Perfection Requirements, each Transaction Security Document to which it is a party will create the security interests which that Transaction Security Document purports to create and those security interests will be valid and effective.

(c) Non-conflict with other obligations

(i) The entry into and performance by it of, and the transactions contemplated by, the Note Documents to which it is a party do not and will not (subject to the Legal Reservations and Perfection Requirements) conflict with:

(A) any law or regulation applicable to it to the extent or in a manner that such conflict gives rise to a Material Adverse Effect;

(B) the constitutional documents of any member of the Group; or

(C) any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument, in each case, to the extent or in a manner that such conflict gives rise to a Material Adverse Effect, and with respect to the 2026 Indenture and the SSRCF Agreement, whether or not it has a Material Adverse Effect.

(d) Power and authority

(i) It has (or will have on the relevant date(s)) the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Note Documents to which it is or will be a party and the transactions contemplated by those Note Documents.

(ii) No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Note Documents to which it is a party.

(e) Validity and admissibility in evidence

(i) All Authorisations required:

(A) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Note Documents to which it is a party; and

(B) (subject to the Legal Reservations and Perfection Requirements and any notarization, legalisation, translation or registration requirements) to make the Note Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been (or will by the required date be) obtained or effected and are (or will by the required date be) in full force and effect.

(ii) All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or could reasonably be expected to have a Material Adverse Effect.

(f) Governing law and enforcement

(i) Subject to Legal Reservations and Perfection Requirements:

(A) the choice of governing law of the Note Documents, to which it is a party, will be recognised and enforced in its Relevant Jurisdictions; and

(B) any judgment obtained in relation to a Note Document, to which it is a party, in the jurisdiction of the governing law of that Note Document will be recognised and enforced in its Relevant Jurisdictions.

(g) Insolvency

(i) None of the circumstances set out in paragraphs (d) and (e) of Section 1 of Schedule 5 (*Events of Default*) of the Conditions applicable to it or any member of the Group have, in each case, subject to the thresholds and exceptions set out in such Sections and the other provisions of such Sections have arisen or (to the best

of its knowledge and belief) been threatened against it or any member of the Group, and, in each case, excluding such actions, proceedings, steps or process which have been discharged, revoked or otherwise lapsed.

(h) No default

(i) No Event of Default (and, when this representation is made on the date of this Agreement and the Initial Issue Date, no Default) has occurred and is continuing or is reasonably likely to result from the issuance of the Notes or the entry into or the performance of any Note Document.

(ii) No other event or circumstance is outstanding which constitutes (or which would, with the expiry of a grace period or the giving of notice under the relevant document, or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Restricted Subsidiaries or to which its (or any of its Restricted Subsidiaries') assets are subject, in each case, which has or could reasonably be expected to have a Material Adverse Effect or with respect to the 2026 Notes or the SSRCF Agreement, whether or not it could have a Material Adverse Effect.

(i) Taxation

(i) Neither it nor any Obligor is materially overdue in the filing of any Tax returns (taking into account any extension or grace period) and neither it nor any Obligor is overdue in the payment of any amount in respect of Tax (taking into account any extension or grace period) unless the failure to pay the Tax could not reasonably be expected to have a Material Adverse Effect.

(ii) No claims are being asserted against it (or any Obligor) with respect to Taxes which are likely to be determined adversely to it (or an Obligor) and which, if so adversely determined, would have or would reasonably be expected to have a Material Adverse Effect.

(iii) The Company is resident for Tax purposes only in Luxembourg.

(j) No misleading information

(i) Save as disclosed in writing to the Agent and the Note Purchasers prior to the date on which these representations are made in accordance with paragraph (bb), all material written factual information provided by it to a Note Party specifically related to the Securities and the property and assets securing the Notes under the Transaction Security Documents in connection with this Agreement was true and accurate in all material respects (taken as a whole) as at the date it was provided and is not misleading in any material respect.

(k) No proceedings pending or threatened

(i) No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, are reasonably likely to be adversely determined, and which if so adversely determined have or could reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it, any Obligor or their assets.

(l) No breach of laws

(i) It has not (and no Obligor has) breached any law or regulation which breach has or could reasonably be expected to have a Material Adverse Effect.

(m) Security and Financial Indebtedness

(i) No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement (including the Conditions).

(ii) No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement (including the Conditions).

(n) Ranking

(i) Subject to the Legal Reservations and Perfection Requirements, the Transaction Security has or will have the ranking in priority which it is expressed to have in the Transaction Security Documents and it is not subject to any prior ranking or *pari passu* ranking Security, other than stated in the respective Transaction Security Document or any other Note Documents.

(ii) Its payment obligations under the Note Documents rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

(o) Good title to assets

(i) It and each Obligor has a good title to, or valid leases or licences of, or otherwise has all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted to the extent to do so has or could reasonably be expected to have a Material Adverse Effect.

(p) Legal and beneficial ownership, no charges

(i) It (or each Obligor, as applicable) is the sole legal and beneficial owner of the respective assets over which it purports to grant Transaction Security, which are free from Security other than the Transaction Security and customary rights of counterparties and account banks under the agreement or similar terms and conditions governing the relevant asset.

(q) Intellectual Property

(i) It and each member of the Group:

(A) is the sole legal and beneficial owner of or has licensed to it or are otherwise entitled to use all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted save where failure to do so could not reasonably be expected to have a Material Adverse Effect;

(B) so far as it is aware, does not, in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or could reasonably be expected to have a Material Adverse Effect; and

(C) has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it such where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(r) Centre of main interests and establishments

(i) For the purposes of the Regulation, its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation and it has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

(s) Investment Companies

(i) No Obligor is registered, is required to register, and after giving effect to the issuance of the Securities and application of proceeds therefrom would be required to register, as an "investment company" under the U.S. Investment Company Act of 1940.

(t) Rule 144A and Regulation S Eligibility

(i) On the Initial Issue Date and any Delayed Draw Date, the Securities will not be of the same class (within the meaning of Rule 144A under the Securities Act) as securities that are listed on a national securities exchange registered under Section 6 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or quoted in a U.S. automated inter-dealer quotation system.

(ii) There is no "substantial U.S. market interest" (as defined in Regulation S) in the Company's debt securities (as defined in Rule 902) under the Securities Act.

(u) No Integration

(i) Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(v) No General Solicitation or Directed Selling Efforts

(i) None of the Company or any of its affiliates or any other person acting on its or their behalf has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engaged in any directed selling efforts within the meaning of Regulation S.

(w) Foreign Private Issuer

(i) The Company is a "foreign private issuer" (as such term is defined in the rules and regulations under the Securities Act and Exchange Act).

(x) Securities Law Exemptions

(i) Assuming the accuracy of the representations and warranties of the Note Purchasers contained in Section 5 (*Representations and Warranties of the Note Purchasers*) and their compliance with their agreements set forth herein, it is not necessary, in connection with the issuance and sale of the Securities to the Note Purchasers, to register the Notes under the Securities Act or to qualify the Indenture under the U.S. Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

(y) No Withholding Tax.

(i) All payments to be made by the Issuer to a Qualifying Note Purchaser under a Note Document and all interest, principal, premium and, if any, additional amounts, paid by the Issuer, will not be subject to a Tax Deduction.

(z) Stamp Duty.

(i) No stamp, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Note Purchasers in Luxembourg on (i) the creation, issue or delivery by the Issuer of the Notes, (ii) the purchase by the Purchasers of the Notes in the manner contemplated by this Agreement, (iii) the resale and delivery by the Purchasers of the Notes contemplated by this Agreement or (iv) the execution and delivery of this Agreement and the other Note Documents and the consummation of the transactions contemplated hereby and thereby.

(ii) Notwithstanding the above, the registration of the Note Documents (and any document in connection therewith) with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg will be required where (i) the Note Documents are physically attached (*annexé(s)*) to a public deed or to any other document subject to mandatory registration or (ii) the Note Documents are lodged with the notary for his records (*déposé au rang des minutes d'un notaire*) in which case either a nominal registration duty or an ad valorem duty will be payable depending on the nature of the document to be registered. These registration duties will equally be payable in the case of voluntary registration of the Note Documents with the *Administration de l'Enregistrement et des Domaines et de la TVA*.

(aa) No "Bad Actor" Disqualification.

(i) The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), of Regulation D under the Securities Act ("Disqualification Events"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. For purposes of this paragraph (aa), "**Company Covered Persons**" are those persons specified in Rule 506(d)(1) under the Securities Act except that Company Covered Persons do not include (a) any Note Purchaser, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Note Purchaser.

(bb) Times when representations made

(i) All the representations and warranties in this Section 1 are made on the date of this Agreement and on the Initial Issue Date and each Delayed Draw Date provided that only the Company (and not any other Obligor) shall make the representations and warranties in paragraphs (y) and (z) of this Section 1.

(ii) The representations in paragraphs (a)-(f), (h) and (n)(ii) of this Section 1 are deemed to be made by each Obligor on the first day of each Interest Period.

(iii) All the representations and warranties in this Section 1 except paragraph (j) and paragraphs (s) to (aa) (inclusive) are deemed to be made by each Additional Obligor and each Original Guarantor (in each case in respect of itself only) on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor or an Original Guarantor (as the case may be).

(iv) Each representation or warranty deemed to be made after the date of this Agreement shall be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

(cc) Any references to "affiliate" in this Section 1 will exclude the Note Purchasers and any affiliates of the Note Purchasers other than Holdco and any Subsidiary of Holdco.

2. Purchase, Sale and Delivery.

(a) Subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Initial Notes, on a date to be notified by the Company to the Agent (the "Initial Issue Date"), to each Note Purchaser and each Note Purchaser, severally and not jointly, agrees to purchase from the Company the Initial Notes (in the aggregate amounts set out opposite their names in Schedule 1 or in the Note Purchaser Confirmation Annex delivered by GLG Partners Limited, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable), on or prior to the Initial Issue Date in the form of Schedule 7 (*Note Purchaser Confirmation Annex*) or in their NPA Accession Agreement (as applicable)) at a purchase price set forth in the first paragraph of Section 4. The Company will provide the Agent at least two Business Days' written advance notice of the Initial Issue Date (which may be given via email).

(b) Subject to the terms and conditions herein set forth, the Company, if it so elects by notice to the Agent and the relevant Note Purchasers, agrees to issue and sell, on no more than three dates on or before the date falling 6 months after the Initial Issue Date (each such date, a "Delayed Draw Date") to the Note Purchasers which elect to purchase Delayed Draw Notes in their sole discretion by executing an NPA Accession Agreement in respect thereof or in the Note Purchaser Confirmation Annex delivered by GLG Partners Limited, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable) on or prior to the Delayed Draw Date in the form of Schedule 7 (*Note Purchaser Confirmation Annex*) (each a "**DD Note Purchaser**" and the amounts of Delayed Draw Notes agreed to be purchased by them in their NPA Accession Agreement (in the aggregate not to exceed $19.2 million (the "**DD Commitment Cap**"), their "**DD Commitment**") and such DD Note Purchasers, severally and not jointly, in their sole discretion, would agree to purchase from the Company the Delayed Draw Notes (in the aggregate amounts not exceeding their respective DD Commitments) at a purchase price set forth in the second paragraph of Section 4. The Company will provide the Agent at least seven Business Days' written advance notice of any Delayed Draw Date (which may be given via email) and will confirm in such notice the aggregate principal amount of Delayed Draw Notes to be issued on such Delayed Draw Date; *provided* that

the aggregate principal amount of Delayed Draw Notes issued on any Delayed Draw Date shall be no less than $5.0 million; *provided further*, for the avoidance of doubt once a DD Note Purchaser purchases DD Notes its DD Commitment shall be reduced by a corresponding amount and any remaining DD Commitment to which such DD Note Purchaser may agree to provide shall continue to be available to be drawn by the Company by way of the issue and sale of Delayed Draw Notes in accordance with the terms of this Agreement. Such Delayed Draw Notes form part of a single series with the other Notes and rank pari passu with the Notes and the Transaction Security will be shared pari passu with the holders of the Delayed Draw Notes.

3. Closing.

(a) The documents to be delivered on the Initial Issue Date or the applicable Delayed Draw Date by or on behalf of the parties hereto pursuant to Section 9 (*Conditions*) hereof, including a cross-receipt for the Initial Notes or the Delayed Draw Notes (as applicable), and the Initial Notes or the Delayed Draw Notes, will be delivered at the closing location, all at 9:00 a.m., London time (or such other time as may be agreed between the Company and the Agent), on the Initial Issue Date or the applicable Delayed Draw Date, as applicable.

(b) The Note Purchasers will only be obliged to comply with Section 2 (*Purchase, Sale and Delivery*) in relation to purchasing the Initial Notes or any Delayed Draw Notes, as applicable, if on or before the Initial Issue Date or the applicable Delayed Draw Date, as applicable, the Agent (acting on the instructions of the Note Purchasers) has received (or have waived the requirement to receive) all of the documents and other evidence listed in Schedule 5 (*Conditions Precedent*) hereto in form and substance satisfactory to the Agent (on the instructions of the applicable Note Purchasers). The Agent shall notify the Company promptly upon being so satisfied.

(c) On the Initial Issue Date or the applicable Delayed Draw Date (as applicable), there shall be no Default or Event of Default outstanding and Condition 12.2 of the Conditions shall be satisfied pro forma for the drawdown (if tested on the date of drawdown).

(d) The Note Purchasers may advance their subscription amount in respect of the Notes to the Agent in advance of the Initial Issue Date or applicable Delayed Draw Date (as applicable). Such subscription amounts shall be released to the Company only following the confirmation provided above by the Note Purchasers with respect to the documents and evidence referred to in Section 2(a) above. In the event the Initial Issue Date or applicable Delayed Draw Date (as applicable) does not occur within 3 days of the proposed date, the subscription fees shall be returned to the applicable Note Purchasers in the amount funded. The Agent by execution hereof acknowledges the receipt of certain funds from certain of the Note Purchasers prior to the date of this Agreement ("**Pre-Funding Note Purchasers**") that it holds on the terms set forth above, and agrees that if any Pre-Funding Note Purchaser has advanced funds to the Agent prior to the date of this Agreement which is in excess of its commitment to purchase Initial Notes set out opposite its name in Schedule 1, the Agent will promptly refund such excess to that Pre-Funding Note Purchaser upon receipt of a signed instruction from that Pre-Funding Note Purchaser.

4. Closing Payment; DD Note Purchasers Issuance Payment. In consideration for the execution and delivery of this Agreement and the purchase of the Securities by the Note Purchasers, subject to the purchase and sale of the Initial Notes occurring in accordance with Section 3 (*Closing*), the Company agrees to pay the Agent for the account of the Note Purchasers (on a pro rata basis to the Notes purchased by them) an original issue discount or underwriting fee,

at the election of each Note Purchaser, in an aggregate amount equal to $2,475,000.00 (the "Closing Payment"), representing 6.25% of the aggregate principal amount of the Initial Notes to be purchased by such Note Purchasers pursuant to this Agreement, provided that the Closing Payment shall be increased to represent 6.25% of the aggregate principal amount of the Initial Notes to be purchased by Note Purchasers that accede to this Agreement by executing an NPA Accession Agreement. The Closing Payment shall be made by way of offset against and as a reduction in the purchase price paid by the Note Purchasers in relation to the Initial Notes on the Initial Issue Date pursuant to Section 2(a) of this Agreement.

In consideration for the execution and delivery of this Agreement and any agreement to purchase Delayed Draw Notes by the applicable DD Note Purchasers in the amounts agreed by such DD Note Purchasers and the Company (subject to the DD Commitment Cap) (any such purchase of Delayed Draw Notes is expressly subject to the satisfaction or waiver of the conditions precedent to the purchase and sale of any Delayed Draw Notes occurring in accordance with Section 3 (*Closing*) and Section 9 (*Conditions*)), the Company agrees to pay the Agent for the account of only such DD Note Purchasers (on a pro rata basis to the Delayed Draw Notes purchased by them) an original issue discount or underwriting fee, at the election of each such DD Note Purchaser, in an aggregate amount representing 6.25% of the aggregate principal amount of the Delayed Draw Notes agreed to be purchased by such DD Note Purchasers pursuant to this Agreement (each such payment, the "DD Note Purchasers Issuance Payment"), provided that such DD Note Purchasers Issuance Payment shall be increased to represent 6.25% of the aggregate principal amount of such Delayed Draw Notes to be purchased by Note Purchasers that accede to this Agreement by executing an NPA Accession Agreement. This payment shall be made by way of offset against and as a reduction in the purchase price paid by the relevant DD Note Purchasers in relation to the Delayed Draw Notes on the applicable Delayed Draw Date pursuant to Section 2(b) of this Agreement.

In each case the fees described above will be one-time, fully-earned, non-refundable fees.

5. Representations and Warranties of the Note Purchasers. Each Note Purchaser, individually and not jointly, hereby represents and warrants on the date of this Agreement (or the date of their NPA Accession Agreement, as applicable) and the Initial Issue Date and each Delayed Draw Date to, and agrees with the Company and the Obligors that:

(a) Accredited Investor. It is either (i) an accredited investor under Rule 501(a)(1), (2), (3) or (7) under the Securities Act or any entity in which all of the equity owners are such accredited investors (such Note Purchaser, an "**Institutional Accredited Investor**"), (ii) otherwise an accredited investor under Rule 501(a) or (iii) it is outside the United States, purchasing the Notes in an offshore transaction, and is not a U.S. person (terms in this clause (iii) have the meanings given them in Regulation S under the Securities Act).

(b) Terms and Conditions. Each Note Purchaser acknowledges that its purchase of Notes is subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained in this Agreement (including the representations and warranties of the Company contained in Section 1 (*Representations and Warranties of the Company*) hereto).

(c) Unregistered Securities. Each Note Purchaser understands that the Securities have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States, that any offer and sale of the Securities to such Note Purchaser is being made in reliance on the exemption from or a transaction not subject to the registration requirements of the Securities Act in a transaction not involving any public offering. Each Note Purchaser represents and warrants that its purchase of the Securities is lawful under the laws of

the jurisdiction of its incorporation and the jurisdiction in which it operates (if different), and that such acquisition will not contravene any law, regulation or regulatory policy applicable to it.

(d) Restricted Securities. Each Note Purchaser understands that the Securities may be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and each Note Purchaser agrees that, for so long as the Notes are "restricted securities", the Notes will not be offered, sold, taken up, delivered, reoffered, resold, pledged or otherwise transferred except (a) to the Company or any subsidiary thereof, (b) in an offshore transaction in accordance with Regulation S under the Securities Act, (c) in a transaction not involving any general solicitation or general advertising pursuant to Rule 144A, (d) pursuant to Rule 144 under the Securities Act (if available), (e) pursuant to an effective registration statement under the Securities Act or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of the United States and any state or other jurisdiction of the United States. Each Note Purchaser understands that no representation has been made by the Company as to the availability of any exemption under the Securities Act or any applicable securities laws of any state or other jurisdiction of the United States for the reoffer, resale, pledge or transfer of the Notes. Each Note Purchaser will give to each person to whom it transfers the Notes notice of any restrictions on the transfer of such Notes.

(e) Unrestricted Depositary Facilities. For so long as the Notes are "restricted securities," each Note Purchaser agrees not to deposit the Securities into any unrestricted depositary facility established or maintained by any depositary bank.

(f) Independent Investigation. Each Note Purchaser has made its own independent investigation and appraisal of the business, results, financial condition, prospects, creditworthiness, status and affairs of the Company, Holdco and each subsidiary and, following such investigation and appraisal and the other due diligence that such Note Purchaser deemed necessary and subsequently conducted in connection with the offering of the Securities, such Note Purchaser has made its own investment decision to acquire the Securities. Each Note Purchaser is aware and understands that an investment in the Securities involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment. Each Note Purchaser has consulted with such financial, legal, tax, accounting and other advisors as it deemed necessary and adequate for that purpose.

(g) Investment Purposes. Each Note Purchaser is acquiring the Securities for its own account, for investment purposes, and not with a view to, or for resale in connection with, the distribution thereof, directly or indirectly, in whole or in part, in the United States. Each Note Purchaser confirms that it was not formed for the specific purpose of acquiring the Securities.

(h) Awareness of Offering. Each Note Purchaser confirms that it did not become aware of the offering of the Securities, and the Securities were not offered to such Note Purchaser by means of any directed selling efforts within the meaning of Rule 902(c) of Regulation S under the Securities Act or by means of a general solicitation or general advertisement.

(i) Legend. Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE ISSUER SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is not a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND PRIOR TO THE DATE 40 DAYS AFTER THE ORIGINAL ISSUE DATE HEREOF MAY NOT BE TRANSFERRED TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

(j) Accuracy. Each Note Purchaser acknowledges that the Company and its affiliates and others will rely upon the truth and accuracy of the acknowledgements, representations, warranties and agreements contained in this Section 5 and agree that if any of the acknowledgements, representations, warranties and agreements made herein and in connection with acquiring the Notes is no longer accurate, such Note Purchaser shall promptly notify the Company. Each Note Purchaser shall be deemed to have repeated such representations, warranties, agreements and acknowledgements as of the Initial Issue Date and each Delayed Draw Date.

(k) Consents. Each Note Purchaser and any person acting on its behalf have all necessary consents and authorities to enable them to enter into the transactions contemplated hereby and to perform its obligations in relation thereto. The entrance into the transactions contemplated by this Agreement and the performance of its obligations in relation thereto will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which they are a party or by which they are bound, and will not violate any provisions of the Note Purchaser's charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.

(l) Sophisticated Parties. Each Note Purchaser is financially sophisticated and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits, risks and suitability of the Notes.

(m) Information. Each Note Purchaser understands no disclosure package or offering document will be provided in connection with the issuance of the Notes and the only material disclosed to the Note Purchasers is that information specifically related to the

Securities and the property and assets securing the Notes under the Transaction Security Documents. The Company is not, and none if its affiliates, directors, officers, employees, advisors, agents or representatives is making any representation or warranties concerning any other information provided to or otherwise available to the Notes Purchasers in connection with the issuance of the Notes, including any current or projected financial information, except as specifically set forth in this Agreement, and the Note Purchasers are not relying on any such information in entering into the transactions hereunder.

6. Covenants. The Company agrees with the Note Purchasers that:

(a) No Integration. None of the Company, Holdco or any of their respective affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(b) Investment Company. The Company and Holdco will not be or become, at any time prior to the expiration of the later of (i) one year after the Issue Date, and (ii) one year after any Delayed Draw Date, an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act.

(c) Taxes. The Company shall pay, and within three business days of demand, indemnify the Note Purchasers against any cost, loss or liability the Note Purchasers incur in relation to all stamp duty, registration and other similar Taxes payable in respect of any Note Document or the Warrant Agreement other than in relation to any transfer, assignment or sub-participation of any Note Purchaser's rights under a Note Document or the Warrant Agreement (except where the transfer, assignment or sub-participation is made at the written request of the Company).

(d) Information. Up to and including the Issue Date, the Company will provide the Note Purchasers with all information reasonably required by them in relation to the Group. Any Confidential Information provided in accordance with this paragraph shall be treated in accordance with the terms of Condition 27 (*Confidentiality*).

(e) Clearing System. The Company will provide reasonable assistance to the Note Purchasers in arranging for interests in the Notes to be eligible for clearance and settlement through Euroclear and Clearstream.

(f) Current Financial Information. While the Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company and each of the Guarantors will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, furnish to holds of the Securities and prospective purchasers of the Securities designated by such holders, upon request of such holders or prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) Listing. The Company undertakes to use its reasonable endeavours to have the Notes approved for listing on The International Stock Exchange or another securities exchange agreed to with the prior written consent of the Majority Note Purchasers within 30 days of the Initial Issue Date or any Delayed Draw Date, as applicable.

7. Agent and Security Agent.

(a) Each Note Purchaser by its execution of this Agreement or which accepts a transfer or assignment of a Note in accordance with Condition 15 or which accedes to this Agreement by executing an NPA Accession Agreement hereby appoints:

(i) The Agent as its (and each other Note Party's) agent in respect of the Notes and the Conditions; and

(ii) The Security Agent as its (and each other Secured Party's) security agent and trustee in respect of the Charged Property,

in accordance with the terms of this Agreement and the Conditions.

(b) Without prejudice of the foregoing, the Note Purchasers hereby grant a special power of attorney, as broad as necessary (including the express authority to self-contract), to the Security Agent, so that it may execute a collateral agency agreement (*contrato de agencia de garantías*) pursuant to Article 18 of Chilean Law No. 20,190 on behalf of the Note Purchasers. Accordingly, the Security Agent may execute, on behalf of the Note Purchasers, a Chilean public deed or private instrument in order to appoint itself as the Security Agent (*agente de garantías*) of the Note Purchasers in compliance with the formalities set forth in Article 18 of Chilean Law No. 20,190, with the purpose of representing the Note Purchasers in the creation, amendment or extinction of the pledge to be granted under the Security Documents, and in the joint exercise of the rights that arise for the Note Purchasers thereunder.

8. Expenses.

(a) The Company shall promptly and in any event within ten business days of demand (except as set forth in Section 9) (provided that no such demand may be made before the Initial Notes are issued unless this Agreement has been terminated) pay the Note Purchasers the amount of all costs and expenses (including legal fees, subject to any pre-agreed fee arrangements, and in each case as pre-approved by the Company) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and perfection of:

(i) this Agreement and any other documents referred to in this Agreement and the Transaction Security Documents (but subject to the Security Principles); and

(ii) any other Note Documents executed after the date of this Agreement.

9. Conditions.

(a) The obligations of the Note Purchasers to purchase the Initial Notes on the Initial Issue Date shall be subject to the following conditions:

(i) On or before the Initial Issue Date, the Agent has received or waived (only with the consent of each of the Note Purchasers) the receipt of all of the documents and other evidence listed on Schedule 5 (*Conditions Precedent*) hereto in form and substance satisfactory to the Agent (acting on the instructions of each of the Note Purchasers (acting reasonably)).

(ii) No Default or Event of Default is continuing or would result from the offer, sale, purchase or use of the proceeds of the Initial Notes.

(iii) All the representations and warranties in Section 1 on the Initial Issue Date are true and accurate in all material respects.

(iv) Delivery of a 6-month cash flow and liquidity forecast by or on behalf of the Issuer.

(b) The Obligations of the relevant Note Purchasers to purchase the Delayed Draw Notes on any Delayed Draw Date shall be subject to the following conditions:

(i) No Default or Event of Default is continuing or would result from the offer, sale, purchase or use of the proceeds of the Delayed Draw Notes and Condition 12.2 of the Conditions is satisfied pro forma for the drawdown (if tested on the date of drawdown).

(ii) All the representations and warranties in Section 1 on the Delayed Draw Date are true and accurate in all material respects.

(iii) The issue to each of the relevant Note Purchasers, prior to or on the Delayed Draw Date, of additional Warrants in the same proportion and bearing the same terms as the Warrants first issued to the relevant Note Purchasers purchasing those Delayed Draw Notes, as Initial Warrantholders (as defined in the Warrant Agreement) under the Warrant Agreement, provided that the additional Warrants to be issued pursuant to this provision shall not exceed the maximum amount that would trigger a change of control as provided under the Note Documents or any other Indebtedness of the Company or its Subsidiaries.

(iv) Delivery of a solvency certificate of the Issuer dated as of the Delayed Draw Date (signed by an authorized signatory) in form and substance satisfactory to the Note Purchasers purchasing the Delayed Draw Notes, certifying that it is not subject to nor, as applicable, does it meet the criteria of bankruptcy (*faillite*), insolvency, voluntary or judicial liquidation (*liquidation volontaire ou judiciaire*), composition with creditors (*concordat préventif de la faillite*), controlled management (gestion contrôlée), reprieve from payment (*sursis de paiement*), general settlement with creditors, or similar proceedings affecting the rights of creditors generally and no application has been made or is to be made by its manager or directors, as the case may be, or, as far as it is aware, by any other person for the appointment of a *commissaire*, *juge-commissaire*, *liquidateur*, *curateur* or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation or similar proceedings.

(v) Delivery of a solvency certificate of each other Obligor in form and substance satisfactory to the Note Purchasers purchasing the Delayed Draw Notes dated as of the Delayed Draw Date (signed by an authorized signatory) and certifying that the applicable Obligor is not insolvent under applicable law.

(vi) Delivery of a six-month prospective cash flow and liquidity forecast in respect of the Group (in form and substance consistent in all material respects with such forecast delivered to the Note Purchasers prior to the Initial Issue Date) satisfactory to such Note Purchasers in their sole discretion.

(vii) Delivery of a certificate of Holdco and each Obligor (signed by an authorised signatory):

(A) confirming that issuing or guaranteeing or securing (as appropriate) of such Delayed Draw Notes or the Warrants (as applicable) on such

Delayed Draw Date would not breach any borrowing, guarantee, security or similar limit binding on it to be exceeded;

(B) certifying that each copy document relating to it listed in paragraphs 1 to 5 (inclusive, and as applicable) of Schedule 5 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement (or, if amended or superseded, delivered as part of this certification); and

(C) with respect to the Issuer's certificate, a certification that Condition 12.2 of the Conditions is satisfied pro forma for the drawdown (as if tested on the date of drawdown).

(viii) Evidence that on or prior to the Delayed Draw Date, the Issuer has paid or will pay or cause to be paid to the Agent for the account of the Note Purchasers purchasing the relevant Delayed Draw Notes a fee in an aggregate amount equal to 5.0% of the principal amount of Delayed Draw Notes to be issued on that Delayed Draw Date (such fee to be shared pro rata among the relevant Note Purchasers purchasing the relevant Delayed Draw Notes).

(ix) All fees, charges and expenses incurred by the Note Purchasers (including, without limitation, such fees, charges and expenses of counsel to the Note Purchasers) invoiced on or prior to the applicable Delayed Draw Date will be paid or reimbursed.

(c) The obligations of the Company to sell the Initial Notes on the Initial Issue Date, and to sell the Delayed Draw Notes on each Delayed Draw Date, shall be subject to the following conditions:

(i) On or before the Initial Issue Date or the Delayed Draw Date (as applicable), the Company has received from any Note Purchaser that is not an Institutional Accredited Investor, evidence verifying that either (x) it is an accredited investor meeting the requirements of Rule 506(c)(2)(ii)(A)-(C) to the satisfaction of the Company or (y) or it is not a "U.S. person" (as defined in Regulation S under the Securities Act).

(ii) All representations and warranties of such Note Purchaser under Section 5 are true and correct.

9A. <u>AHG Rights</u>. Each Note Purchaser hereby acknowledges the rights and entitlements granted specifically to those Note Purchasers representing or comprised within the AHG pursuant to the Conditions, including, without limitation, Conditions 13.8 (*Restructuring*), 13.9 (*Exchange Transactions*), 13.10 (*Receivables Facility*) and 26.2(j) (*Exceptions*), as well as the Event of Default set out in Condition 14.6 (*AHG Covenants and Undertakings*) and that with respect to an Event of Default arising under paragraphs (a) or (c) of such Condition only the AHG may exercise the enforcement rights set out in Condition 14.7 (*Acceleration*).

10. <u>Survival</u>. The respective indemnities, agreements, representations, warranties and other statements of the Company, Holdco, each member of the Group and the Note Purchasers, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement or any certificate delivered pursuant here to shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of a Note Purchaser or any controlling person of a Note Purchaser, the Company, Holdco, a member of the Group or any officer or director or controlling person of the Company, Holdco or member of the Group, and shall survive delivery of and payment for the Notes.

11. Notice. All statements, requests, notices and agreements hereunder shall be in writing, and if to (i) the Note Purchasers in accordance with the instructions specified in Schedule 1 (*Information Relating to Note Purchasers*) (or in the then applicable Note Purchaser Confirmation Annex or in their NPA Accession Agreement, as the case may be); with a copy to White & Case LLP, 5 Old Broad Street, London EC2N 1DW (Attention: James Greene; email jgreene@whitecase.com), and a copy to Hogan Lovells US LLP, 390 Madison Ave, New York, NY 10017 (Attention: Matthew Schernecke; email: matthew.schernecke@hoganlovells.com) and to Hogan Lovells International LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG, United Kingdom (Attention: Alex Kay: alex.kay@hoganlovells.com), (ii) the Company shall be delivered or sent by mail or email to the Company at 1, rue Hildegard Von Bingen, L-1282 Luxembourg (Attention: The Board of Directors, virginia.beltramini@atento.com); with a copy to Sidley Austin LLP (Attention: Bryan Robson/William Gwyn, brobson@sidley.com and wgwyn@sidley.com) and (iii) the Agent or the Security Agent in accordance with the instructions specified on its execution page to this Agreement. Any such statements, requests, notices or agreements shall take effect upon receipt thereof. Electronic communications between the parties hereto are permissible and shall be effected as follows:

(a) Any communication to be made between any two parties under or in connection with this Agreement may be made by electronic mail or other electronic means to the extent that those two parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five business days' notice.

(b) Any electronic communication made between those two parties will be effective only when actually received in readable form.

(c) Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

12. Benefit of Agreement and Assignment.

(a) Except as otherwise expressly provided herein, this Agreement shall be binding upon, and inure solely to the benefit of, the Note Purchasers, the Company and the Agent and Security Agent, and no other person shall acquire or have any right or obligation under or by virtue of this Agreement.

(b) Each Note Purchaser may allocate, assign, novate, or otherwise transfer or sub-participate any of its rights and/or obligations under this Agreement in the same manner as set forth in Condition 15 (*Changes to the Note Purchasers*).

13. Time of Essence. Time shall be of the essence of this Agreement.

14. Prior Agreements. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral) between the Company, on the one hand, and the Note Purchasers, on the other, or any of them, with respect to the subject matter hereof.

15. Governing Law. This Agreement and any non-contractual rights and obligations arising out of or in connection with it are governed by English law.

16. Jurisdiction of English Courts.

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual right or obligation arising out of or in connection with this Agreement) (a "Dispute").

(b) The parties hereto agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

(c) This Section 16 is for the benefit of the Note Purchasers only. As a result, no Note Purchasers shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Note Purchasers may take concurrent proceedings in any number of jurisdictions.

(i) The Company expressly agrees and consents to the provisions of this Section 16 and Section 15 (*Governing Law*).

17. Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i) irrevocably appoints GLAS Specialist Services Limited (55 Ludgate Hill, Level 1 West, London EC4M 7JW, Attention: DCM – Service of Process Team) as its agent for service of process in relation to any proceedings before the English courts in connection with any Note Document; and

(ii) agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Obligors) must promptly (and in any event within ten (10) Business Days of such event taking place) appoint another agent on terms acceptable to the Agent (acting reasonably). Failing this, the Agent (on the instructions of the Majority Note Purchasers) may appoint another agent for this purpose.

(c) An Obligor may irrevocably appoint another person as its agent for service of process in relation to any proceedings before the English courts in connection with any Note Document, subject to notifying the Agent accordingly. In the case of any replacement of an existing agent for service of process, following the new process agent's appointment and notification to the Agent of such new appointment, the existing process agent may resign.

18. Third Party Rights. Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any of its terms.

19. Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Delivery of an executed

counterpart of a signature page to this Agreement by telecopier, facsimile or other electronic transmission (*e.g.*, a "pdf" or "tif") shall be effective as delivery of a manually executed counterpart thereof.

20. Amendments and Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless made in accordance with Condition 26 (*Amendments and Waivers*).

21. Termination. The Company may terminate this Agreement by notice to the Agent and the Note Purchasers at any time prior to the Initial Issue Date. Upon the giving of such notice, all commitments and other obligations of each party to this Agreement shall expire and terminate immediately (and for the avoidance of doubt no amount (including without limitation any Applicable Premium or other fee, premium or penalty) will be payable by the Company or any other member of the Group or Holdco as a result, save for legal fees up to any agreed cap).

22. Judgment Currency. Any payment on account of an amount that is payable to the Note Purchasers in a particular currency (the "Required Currency") that is paid to or for the account of the Note Purchasers in lawful currency of any other jurisdiction (the "Other Currency"), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Company or for any other reason shall constitute a discharge of the obligation of such obligor only to the extent of the amount of the Required Currency which the recipient could purchase in the New York or London foreign exchange markets with the amount of the Other Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first day (other than a Saturday or Sunday) on which banks in New York or London are generally open for business following receipt of the payment first referred to above. If the amount of the Required Currency that could be so purchased (net of all premiums and costs of exchange payable in connection with the conversion) is less than the amount of the Required Currency originally due to the recipient, then the Company shall within 3 business days of demand indemnify and hold harmless the recipient from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations of the Company, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any person owed such obligation from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or any judgment or order.

23. Waiver of Immunity. To the extent the Company or any of its property, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the competent jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any competent jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, any of the Note Documents or any of the transactions contemplated hereby or thereby, such entity hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consent to such relief and enforcement.

24. Effects of Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement between the Company, the Note Purchasers the Agent and the Security Agent.

(Remainder of this page left intentionally blank)

Very truly yours,

ATENTO LUXCO 1

By: ______________________
Name:
Title:

Accepted the date hereof:

Note Purchasers

CHARLES LAWRENCE FRISCHER

By: ______________________
Name: Charles Frischer
Title: Individual

ASHEEF LALANI

By: Asheef Lalani
Name: Asheef Lalani

Title: Individual

ANTHONY MARLOWE, LC

By: [signature]
Name: Anthony Marlowe

Title: CEO

JIMMY SOO HYUNG LEE

By: ______________________
Name: JIMMY SOO HYUNG LEE
Title: Individual

[*Signature Page to Purchase Agreement*]

KYMA CAPITAL OPPORTUNITIES MASTER FUND LIMITED

By: ______________________________

Name: Renata Machado

Title: COO

TOM WALTER M. BAUWENS

By: ______________________
Name: TOM BAUWENS
Title:

SANTA LUCÍA S.A., COMPAÑÍA DE SEGUROS Y REASEGUROS

By:______________________________

Name: Agustin Bircher Ravich

Title: Head of Investments

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of certain funds as set out in the Note Purchaser Confirmation Annex delivered on or prior to the Initial Issue Date

By: ______________________________

Name: Aled Knights

Title: Authorised Signatory

By: ______________________________

Name: Henry Ellis

Title: Authorised Signatory

INTREPID CAPITAL FUND

By:__________________________________

Name: Mark F. Travis

Title: President

INTREPID INCOME FUND

By:___________________________________

Name: Mark F. Travis

Title: President

AQUILINE CREDIT OPPORTUNITIES FUND L.P.

By: **AQUILINE CREDIT OPPORTUNITIES GP LTD., ITS GENERAL PARTNER**

By: GKalish

Name: Geoffrey O. Kalish

Title: Director

Accepted the date hereof:

THE AGENT

GLAS Trust Company LLC

By: ________________________________

Name: Paul Cattermole
Title: Authorised Signatory

Address: 10 Ferry Street 303, Concord, NH 03301, USA

Email: dcm@glas.agency

Attention: Transaction Management Group - Atento

THE SECURITY AGENT

GLAS Trust Corporation Limited

By: ________________________________

Name: Paul Cattermole
Title: Authorised Signatory

Address: 55 Ludgate Hill, Level 1 West, London EC4M 7JW, United Kingdom

Email: dcm@glas.agency

Attention: Transaction Management Group - Atento

Schedule 1

Information Relating to the Note Purchasers

NAME OF NOTE PURCHASER	INITIAL NOTES TO BE PURCHASED	ADDRESS	CONTACT DETAILS
Kyma Capital Opportunities Master Fund Limited	$921,774	[redacted]	[redacted]
Anthony Marlowe, LC	$1,600,000	[redacted]	[redacted]
Charles Lawrence Frischer	$1,000,000	[redacted]	[redacted]
Asheef Lalani	$200,000	[redacted]	[redacted]
Jimmy Soo Hyung Lee	$1,000,000	[redacted]	[redacted]
Santa Lucía S.A., compañía de Seguros y Reaseguros	$4,500,000	[redacted]	[redacted]
Tom Bauwens	$200,000	[redacted]	[redacted]

Certain funds managed, sub-managed or advised by GLG Partners LP, as investment manager or sub-investment manager (as applicable) as set out in the Note Purchaser Confirmation Annex delivered on or prior to the Initial Issue Date	$15,932,000 (aggregate total amount)	[redacted]	[redacted]
Intrepid Capital Fund	$642,000	[redacted]	[redacted]
Intrepid Income Fund	$6,481,000	[redacted]	[redacted]
Aquiline Credit Opportunities Fund L.P.	$7,123,226	[redacted]	[redacted]
TOTAL	**$39,600,000**		

<u>**Schedule 2**</u>

Guarantors

Name	**Registration Number (or equivalent)**	**Jurisdiction of Incorporation**
Atento Luxco 1	B170329	Luxembourg
Atento Brasil S.A.	02.879.250/0001-79	Brazil
Atento Colombia S.A.	830065842-5	Colombia
Atento Chile S.A.	96.895.220-K	Chile
Teleatento del Perú S.A.C.	20414989277	Peru
Atento México Holdco S. de R.L. de C.V.	477,567	Mexico
Atento Atención y Servicios, S.A. de C.V.	322,927	Mexico
Atento Servicios, S.A. de C.V.	74,382	Mexico

Schedule 3

Terms and Conditions of the Notes

NOTE TO NOTE PURCHASER OR PROSPECTIVE NOTE PURCHASERS – NOTES WILL BE HELD IN CLEARING SYSTEMS AND EACH NOTE PURCHASER MUST PROVIDE CLEARING SYSTEM ACCOUNT IN ORDER TO PURCHASE A NOTE

TERMS AND CONDITIONS OF SENIOR SECURED NOTES DUE 2025

CONTENTS

Condition | Page

1. Definitions and Interpretation ... 4
2. The Notes ... 24
3. Guarantees ... 27
4. Optional redemption and Conversion ... 35
5. Mandatory redemption ... 35
6. Restrictions ... 36
7. Tax Gross-Up and Indemnities ... 36
8. Other Indemnities ... 42
9. Mitigation by the Note Purchasers ... 44
10. Costs and Expenses ... 44
11. Information Undertakings ... 46
12. Financial Covenants ... 49
13. General Undertakings ... 51
14. Events of Default ... 58
15. Changes to the Note Purchasers ... 60
16. Changes to the Obligors ... 65
17. Role of the Agent and Others ... 66
18. The Security Agent ... 77
19. Sharing among the Note Purchasers ... 91
20. Rights and payments ... 92
21. Set-Off ... 98
22. Notices ... 98
23. Calculations and Certificates ... 101
24. Partial Invalidity ... 101
25. Remedies and Waivers ... 102
26. Amendments and Waivers ... 102
27. Confidentiality ... 110
28. Counterparts ... 113
29. Governing Law ... 113

30. Enforcement 114
Schedule 1 Form of Compliance Certificate 115
Schedule 2 Agreed Security Principles 117
Schedule 3 Information Undertakings 125
Schedule 4 General Undertakings 128
Schedule 5 Events of Default 165
Schedule 6 Certain Definitions 169
Schedule 7 Form of Note 219
Schedule 8 Form of Guarantor Accession Deed 224
Schedule 9 Conditions Precedent – Guarantor Accession 227

TERMS AND CONDITIONS OF SENIOR SECURED NOTES DUE 2025

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Issuer**" or the "**Company**") is issuing (a) at the date hereof an aggregate principal amount equal to $39,600,000 of its fixed rate senior secured notes due 2025 (the "**Initial Notes**") and (b) on one or more Delayed Draw Dates (as defined in the Note Purchase Agreement), up to $19,200,000 in additional fixed rate notes due 2025 (the "**Delayed Draw Notes**" and together with the Initial Notes, the "**Notes**"). The Notes will be issued in accordance with the terms and conditions set forth herein (each a "**Condition**" and together, the "**Conditions**"). The Notes will be guaranteed by certain guarantors (the "**Guarantors**"). On or prior to the Issue Date, the Guarantors will be the entities listed in Schedule 2 (*Guarantors*) to the Note Purchase Agreement (the "**Original Guarantors**"). The Notes have the benefit of a deed of covenant (the "**Deed of Covenant**") on or around the Issue Date executed by the Company relating to the Notes. The maximum amount of Notes that may be issued under these Conditions comprise the Initial Notes and any Delayed Draw Notes (with a total of up to $58.8 million, excluding any Notes issued as PIK Margin and any Exchange Notes).

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Unless specified below, capitalized terms used herein have the meanings provided in Schedule 6 (*Certain Definitions*). In the event of a conflict between the defined terms set out in Schedule 6 (*Certain Definitions*) and the defined terms set out elsewhere in these Conditions, the defined terms set out in Schedule 6 (*Certain Definitions*) shall prevail.

In these Conditions:

"**Acceptable Bank**" means:

(a) a bank or financial institution duly authorised under applicable laws to carry on the business of banking (including, without limitation, the business of taking deposits) which is rated at least BBB by S&P or Fitch or at least Baa2 by Moody's; or

(b) any other bank or financial institution approved by the Agent (on the instructions of the Majority Note Purchasers (acting reasonably)).

"**Accession Deed**" means a document substantially in the form set out in Schedule 8 (*Form of Guarantor Accession Deed*) to these Conditions.

"**Accounting Principles**" means IFRS together with its pronouncements thereon from time to time, applied on a consistent basis.

"**Additional Amounts**" means such additional amounts, if any, that an Obligor is required to pay under Condition 7 (*Tax Gross-up and Indemnities*).

"**Additional Guarantor**" means a company which becomes an Additional Guarantor in accordance with Condition 16 (*Changes to the Obligors*).

"**Additional Obligor**" means an Additional Guarantor.

"**Agreed Security Principles**" means the agreed security principles set out in Schedule 2 (*Agreed Security Principles*).

"**AHG**" means collectively, certain Original Note Purchasers represented by Hogan Lovells US LLP and identified to the Company and its legal advisers in writing on or prior to the Issue Date, acting by their common representative designated to the Company and its legal advisers on or prior to the Issue Date in each case to the extent that that Original Note Purchaser continues to be at the relevant time a Note Purchaser hereunder (and provided that if no AHG members hold any Notes then any provision of these Conditions relating to the AHG shall be ignored and of no effect). References herein to such Original Note Purchasers shall, where appropriate, include any Affiliate of such Original Note Purchasers or any Related Fund managed by such Original Note Purchasers (or any Affiliate of any of the foregoing), to which any such Original Note Purchaser transfers its Notes, or through which its beneficial interest in the relevant Note is held, in accordance with the Note Purchase Agreement, or any depositary or nominee of any of the foregoing, provided that the relevant Original Note Purchaser or its applicable Affiliate or Related Fund retains exclusive voting control of those Notes.

"**Alternative Financing Structure**" has the meaning given to that term in paragraph (h) of Condition 26.2 (*Exceptions*).

"**Alternative Structure Amendments**" has the meaning given to that term in paragraph (h) of Condition 26.2 (*Exceptions*).

"**Anti-Corruption Laws**" means all laws of any jurisdiction applicable to an Obligor from time to time prohibiting bribery or corruption, including, but not limited to, the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

"**Applicable Premium**" means with respect to any voluntary redemption of any Initial Note under Condition 4.1 (*Optional redemption*) during a period set out in Column A below, the premium set out opposite the applicable period in Column B below:

Column A	**Column B**
From the Issue Date up to (and including) the date falling 45 days after the Issue Date	Nil
After the date falling 45 days after	3.00 per cent. of the principal amount

the Issue Date up to (but excluding) the date falling 6 months after the Issue Date	of that Initial Note
From (and including) the date falling 6 months after the Issue Date up to (but excluding) the first anniversary of the Issue Date	1.00 per cent. of the principal amount of that Initial Note
Thereafter	Nil

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration in each case required by any applicable law or regulation.

"Bank Levy" means: (i) the UK bank levy as set out in the Finance Act 2011 and (ii) any substantively similar bank levy in any other jurisdiction which is currently enacted or has been formally announced as proposed (though not yet enacted into law) as at the Signing Date and in relation to which a Note Purchaser would reasonably be able to quantify the relevant Increased Cost or loss or liability for or on account of Tax (as applicable) as at the Signing Date.

"Base Currency" means USD.

"Brazil" means the Federative Republic of Brazil.

"Brazilian Bankruptcy Law" means Law No. 11,101, of 9 February 2005, as amended.

"Brazilian Civil Code" means Brazilian law No. 10,406 of 10 January 2002, as amended.

"Brazilian Civil Procedure Code" means Brazilian law No. 13,105 of 16 March 2015, as amended.

"Brazilian Guarantor" means a Guarantor incorporated under the laws of Brazil.

"Brazilian Obligor" means an Obligor incorporated in Brazil.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, New York and (in relation to any date for payment or purchase of a currency other than USD) the principal financial centre of the country of that currency.

"Centre of Main Interests" means the "centre of main interests" as such term is used in Article 3(1) of the Regulation.

"Change of Control" means the occurrence of any of the following: (i) any person or group of persons acting in concert (in each case excluding Holdco and any of its Subsidiaries) acquiring, of record or beneficially, and possessing the ability to vote (whether directly or indirectly) more than fifty percent (50%) of each class of outstanding share capital entitled to voting rights with respect to the Issuer or any Original Guarantor; (ii) any person or group of persons acting in concert (in each case excluding Holdco and any of its Subsidiaries) acquiring Control of the Issuer or any Original Guarantor; or (iii) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its respective Subsidiaries taken as whole to any Person (in each case excluding Holdco and any of its Subsidiaries).

"Charged Property" means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"Code" means the U.S. Internal Revenue Code of 1986 (or any successor legislation thereto) as amended from time to time, and the regulations promulgated and rulings issued thereunder, all as the same may be in effect at such date.

"Colombian Obligor" means an Obligor incorporated in Colombia.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 1 (*Form of Compliance Certificate*) or such other form as agreed by the Majority Note Purchasers and the Company.

"Confidential Information" means all information relating to the Company, any Obligor, the Group, any Holding Company of a member of the Group, the Notes or the Note Documents of which a Note Party becomes aware in its capacity as, or for the purpose of becoming, a Note Party or which is received by a Note Party in relation to, or for the purpose of becoming a Note Party under the Note Documents from either:

(a) any member of the Group or any of its advisers; or

(b) another Note Party, if the information was obtained by that Note Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i) is or becomes public information other than as a direct or indirect result of any breach by that Note Party or any of its Affiliates of Condition 27 (*Confidentiality*); or

(ii) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii) is known by that Note Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Note Party after that date, from a source which is as far as that Note Party is aware, unconnected with the Group and which, in either case, as far as that Note Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Company and the relevant Note Party which, in each case, is addressed to or capable of being relied upon by the Company without requiring its signature by virtue of reliance on the Third Parties Act and may not be materially amended without the Company's consent.

"Constitutional Documents" means the deed of incorporation and articles of association of the Company.

"Control" means, with respect to any person, any other person having the power, directly or indirectly, (i) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors of such person; (ii) to appoint the majority of the administrators of such person; (iii) to appoint a majority of the members of such person's Board of Directors or similar decision body; or (iv) to establish, direct or cause the direction of the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Covenant Obligors" means:

(a) each Original Obligor;

(b) each other Obligor which is incorporated or established in:

(i) the same jurisdiction as an Original Obligor;

(ii) Mexico, the US, Spain, Peru or Chile; or

(iii) any other jurisdiction approved by the Super Majority Note Purchasers (acting reasonably, with such reasonableness taking into account the potential Security to be provided by such Covenant Obligors and such Security to not be materially less favourable to the Note Purchasers (taken as a whole) than the Transaction Security granted on the Issue Date).

"Declared Default" means an Event of Default which is continuing and in respect of which the Agent (on the instructions of the Majority Note Purchasers) has served a notice on the Company exercising any of its rights under Condition 14.7 (*Acceleration*) (and the notice in relation to such demand for immediate repayment has not been withdrawn, cancelled or otherwise ceased to have effect).

"DD Commitment" has the meaning given to that term in the Note Purchase Agreement.

"**Default**" means an Event of Default or any event or circumstance specified in Condition 14 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Note Documents or any combination of any of the foregoing) be an Event of Default, provided that for the avoidance of doubt any such event or circumstance which requires any determination as to materiality to be made before it may become an Event of Default shall not be a Default until such determination is made.

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Disposal**" means any sale, lease, transfer or other disposal by a person of any asset, undertaking or business (whether voluntary or involuntary and whether as a single transaction or series of transactions).

"**Disruption Event**" means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Notes (or otherwise in order for the transactions contemplated by the Note Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the parties to the Note Documents; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a party preventing that, or any other party:

(i) from performing its payment obligations under the Note Documents; or

(ii) from communicating with other parties in accordance with the terms of the Note Documents,

and which (in either such case) is not caused by, and is beyond the control of, the party whose operations are disrupted.

"**Event of Default**" means any event or circumstance specified as such in Condition 14 (*Events of Default*).

"**Existing Note Purchaser**" has the meaning given to that term in Condition 15.1(*Assignment and transfer by the Note Purchasers*).

"**FATCA**" means:

(a) sections 1471 to 1474 of the Code or any associated regulations or other official guidance (or any amended or successor version that is substantially comparable);

(b) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c) any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Application Date" means:

(a) in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b) in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the Signing Date.

"FATCA Deduction" means a deduction or withholding from a payment under a Note Document required by FATCA.

"FATCA Exempt Party" means a Note Party or Obligor that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means:

(a) the fee letter dated on or about the Issue Date between the Agent, the Security Agent and the Company (as amended from time to time);

(b) the fee letter dated on or about the Issue Date between the Original Note Purchasers and the Company (as amended from time to time); and

(c) any other letter or letters entered into by reference to these Conditions or the Note Purchase Agreement between one or more Note Parties and a member of the Group setting out the fees payable in relation to the Notes.

"Final Maturity Date" means the date falling 24 Months from the Issue Date.

"Group" means the Company and each of its Restricted Subsidiaries for the time being.

"Guarantor" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Condition 16 (*Changes to the Obligors*), provided that each Holdco Guarantor shall be deemed to be a Guarantor as and from its

accession as an Additional Guarantor for the purpose of Conditions 1.4 (*Luxembourg Terms*), 3 (*Guarantees*), 7 (*Tax Gross-Up and Indemnities*), 8 (*Other Indemnities*), 17 (*Role of the Agent and Others*) to 30 (*Enforcement*) (inclusive) and Schedule 2 (*Agreed Security Principles*).

"**Holdco**" means Atento S.A., a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761.

"**Holdco Guarantor**" means Holdco and the Parent.

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Impaired Agent**" means the Agent at any time when:

(a) it has failed to make (or has notified a party to the Note Documents that it will not make) a payment required to be made by it under the Note Documents by the due date for payment;

(b) the Agent otherwise rescinds or repudiates a Note Document; or

(c) an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i) its failure to pay is caused by:

(A) administrative or technical error; or

(B) a Disruption Event,

and payment is made within three Business Days of its due date; or

(ii) the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

"**Industry Competitor**" means any person or entity (or any of its Affiliates) which is a trade competitor of a member of the Group and any controlling shareholder of a trade competitor of a member of the Group, or which is a trade competitor of Telefónica, S.A. (or any of its Subsidiaries) or is a controlling shareholder of such person, **provided that** this shall not include any Original Note Purchaser or any person or entity (or any of its Affiliates) which is a bank, financial institution or trust, fund or other entity whose principal business or a material activity of whom is arranging, underwriting or investing in debt.

"**Ineligible Receivables**" means any Trade Receivables where:

(a) such Trade Receivables are owed by any Trade Debtor that is finally determined at law or pursuant to judicial process to be bankrupt or is subject to any analogous situation under applicable law in the relevant jurisdiction in which such Trade Debtor is incorporated;

(b) such Trade Receivables require consent in order to be subject to the Transaction Security and such consent has not been obtained at the times required under the Note Documents;

(c) payments under the Trade Receivables are halted pursuant to a judicial or an administrative order;

(d) the Trade Receivables are subject to a deduction, reduction, set-off or counterclaim without any provision in the relevant Trade Agreement operating as to compensate for any amount by which payments under the Trade Receivables had been reduced (but for this purpose the portion of the relevant Trade Receivable which is not reduced pursuant to the relevant deduction, reduction, set-off or counterclaim shall not be deemed to be Ineligible Receivables);

(e) any covenant, representation or warranty contained in the Note Documents with respect to such Trade Receivable has been breached in any material respect;

(f) the Trade Debtor is an individual;

(g) the applicable Obligor has not signed and delivered any notices reasonably required by the terms of the Note Documents following request from the Agent (acting at the direction of the Majority Note Purchasers);

(h) the Trade Receivables are more than 90 days overdue; or

(i) the applicable Trade Debtor is Holdco or any of its Subsidiaries.

"**Insolvency Event**" means, in relation to a Note Party, the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that Note Party or all or substantially all of that Note Party's assets or any analogous procedure or step is taken in any jurisdiction (all other than by way of an undisclosed administration unless related to all Note Parties at the time of commencing such procedure) with respect to that Note Party.

"**Intellectual Property**" means:

(a) any patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests (which may on or after the Signing Date subsist), whether registered or unregistered; and

(b) the benefit of all applications and rights to use such assets of each member of the Group (which may on or after the Signing Date subsist).

"Intercreditor Agreement" has the meaning given to it in the 2026 Indenture.

"Interest Period" means has the meaning given to it in Condition 2.1 (*The Notes*).

"IRS" means the U.S. Internal Revenue Service or any successor thereto.

"Issue Date" means the date on which the Initial Notes are issued.

"ITA" means the Income Tax Act 2007.

"Legal Opinion" means any legal opinion delivered to the Note Purchasers under or in connection with the Note Documents.

"Legal Reservations" means:

(a) the principle that equitable remedies (or remedies that are analogous to equitable remedies in other jurisdictions) may be granted or refused at the discretion of a court, the principles of reasonableness and fairness, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, pre-insolvency proceedings, court schemes, moratoria, administration, examinership and other laws generally affecting the rights of creditors and secured creditors and similar principles or limitations under the laws of any applicable jurisdiction;

(b) the time barring of claims under the Limitation Acts or applicable statutes of limitation under any applicable laws of any Relevant Jurisdiction, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off, counterclaim or acquiescence and similar principles or limitations under the laws of any applicable jurisdiction;

(c) the principle that in certain circumstances Security granted by way of fixed charge may be recharacterised as a floating charge or that Security purported to be constituted as an assignment may be recharacterised as a charge;

(d) the principle that additional or default interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(e) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(f) the principle that the creation or purported creation of Security over:

(i) any asset not beneficially owned by the relevant charging company at the date of the relevant security document; or

(ii) any contract or agreement which is subject to a prohibition on transfer, assignment or charging,

may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which Security has purportedly been created;

(g) the possibility that a court may strike out a provision of a contract for rescission or oppression, undue influence or similar reason;

(h) the principle that a court may not give effect to any parallel debt provisions, covenants to pay the Security Agent or other similar provisions;

(i) the principles of private and procedural laws of the Relevant Jurisdiction which affect the enforcement of a foreign court judgment;

(j) the benefits and enforceability limitations and requirements afforded to, or to restrict, Mexican Obligors under Mexican law;

(k) the benefits and enforceability limitations and requirements afforded to, or to restrict, Colombian Obligors under Colombian law;

(l) the benefits and enforceability limitations and requirements afforded to or to restrict, Brazilian Obligors under Brazilian law;

(m) similar principles, rights and defences under the laws of any jurisdiction in which the relevant obligation may have to be performed; or

(n) any other matters which are set out as qualifications or reservations (howsoever described) as to matters of law of general application in the Legal Opinions including, financial assistance or capital protection concerns in relation to the Note Documents reflected in the Legal Opinions.

"**Limitation Acts**" means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

"**LMA**" means the Loan Market Association.

"**Luxembourg**" means the Grand Duchy of Luxembourg.

"**Luxembourg Obligor**" means any Obligor whose registered office and/or place of central administration is in Luxembourg or whose Centre of Main Interests is in Luxembourg.

"**Majority Note Purchasers**" means at any time (subject to Condition 26.3 (*Non-Responding Note Purchaser) ("Snooze you lose")*) the Note Purchasers holding at least 50.01 per cent. of the aggregate principal amount of the outstanding Notes.

"**Material Adverse Effect**" means any event or circumstance which, in each case, after taking into account all mitigating factors or circumstances including, any warranty, indemnity or other resources available to the Group or right of recourse against any third party with respect to the relevant event or circumstance and any obligation of any person in force to provide any additional equity investment:

(a) has a material adverse effect on: (i) the consolidated business, assets or financial condition of the Group (taken as a whole); or (ii) the ability of the Group (taken as a whole) to perform its payment obligations under the Note Documents; or

(b) subject to the Legal Reservations and Perfection Requirements, affects the validity or the enforceability of any of the Note Documents to an extent which is materially adverse to the interests of the Note Purchasers under the Note Documents taken as a whole and, if capable of remedy, is not remedied within twenty (20) Business Days of the earlier of (i) the Company becoming aware of the issue, and (ii) the giving of written notice of the issue by the Agent.

"**Mexico**" means the "Estados Unidos Mexicanos", United Mexican States.

"**Month**" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last month of any period.

"**Moody's**" means Moody's Investors Service Limited or any successor to its ratings business.

"**New Note Purchaser**" has the meaning given to that term in Condition 15 (*Changes to the Note Purchasers*).

"**Non-Consenting Note Purchaser**" means any Note Purchaser which does not agree to (or fails to accept or reject a request for) a consent to a departure from, or waiver or amendment of, any provision of the Note Documents which has been requested by the Company where the requested consent, waiver or amendment is one which requires either

unanimous or Super Majority Note Purchaser consent pursuant to these Conditions and has been agreed to by the Majority Note Purchasers.

"**Note Document**" means the Note Purchase Agreement (including these Conditions), any NPA Accession Agreement, the Notes, any Fee Letter, any Accession Deed, the Deed of Covenant, any Compliance Certificate, any Transaction Security Document, and any other document designated as a "Note Document" by the Majority Note Purchasers and the Company.

"**Note Purchase Agreement**" means the note purchase agreement originally dated 3 February 2023 (as amended and replaced on 15 February 2023) between the Issuer and the Original Note Purchasers.

"**Note Party**" means the Note Purchasers, the Agent and the Security Agent.

"**Note Purchasers**" means the Original Note Purchasers and any person which subsequently becomes a holder of a Note in accordance with the Note Documents.

"**NPA Accession Agreement**" has the meaning given to that term in the Note Purchase Agreement.

"**Obligor**" means the Company or a Guarantor. For the avoidance of doubt, the Holdco Guarantors (upon accession) will only be an Obligor for the purposes of the proviso contained in the definition of Guarantor (and each related definition) and not for any other purposes.

"**Obligors' Agent**" means the Company, appointed to act on behalf of each Obligor in relation to the Note Documents pursuant to Condition 20.2 (*Obligors' Agent*) as accepted by each Obligor by its countersignature of, or accession to, the Notes.

"**OFAC**" means the Office of Foreign Assets Control of the United States Department of the Treasury (or any successor thereto).

"**Original Note Purchasers**" means the "Note Purchasers" as defined in the Note Purchase Agreement (including any person who accedes as a Note Purchaser in accordance with the terms of the Note Purchase Agreement).

"**Original Obligor**" means the Company and each Original Guarantor.

"**Parent**" means Atalaya Luxco Midco, a private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1 rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B173142.

"**Perfection Requirements**" means the making or the procuring of the appropriate registrations, filings, endorsements, recording in share registers, stampings, notifications, consents, certified translations, execution of Spanish public documents, notarisations,

notations in stock registries legalisation by consular authorities and/or other actions and steps required to be made in any Relevant Jurisdiction in order to perfect or in order to achieve the relevant priority of the Transaction Security Documents and/or the Security created thereunder.

"Permitted Transaction" means:

(a) the transactions contemplated or permitted under this Agreement and the other Note Documents;

(b) any step, circumstance or transaction which is mandatorily required by law (including arising under an order of attachment or injunction or similar legal process);

(c) any closure of bank accounts in the ordinary course of business provided that if such bank account is subject to any Transaction Security (a **"Relevant Pledged Account"**), prior to such release, the relevant member of the Group has transferred the balance standing to the credit of such Relevant Pledged Account to another bank account held by such Obligor (or another member of the Group) (a **"Recipient Account"**) and the Security Agent is satisfied (acting reasonably) that the relevant member of the Group has granted valid and effective Transaction Security over such Recipient Account consistent with the Agreed Security Principles or there is no credit balance on such Relevant Pledged Account; and

(d) any transaction to which the Majority Note Purchasers shall have given prior written consent.

"Pledged Account" means each bank account or the money deposited therein of an Obligor from time to time which is subject to Transaction Security in accordance with the Agreed Security Principles.

"Qualifying Note Purchaser" has the meaning given to that term in Condition 7 (*Tax Gross-Up and Indemnities*).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

"Regulation" means Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"Related Fund" in relation to a fund (the **"first fund"**), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"**Relevant Jurisdiction**" means, in relation to a member of the Group:

(a) its jurisdiction of incorporation;

(a) any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(b) any jurisdiction where it conducts a material part of its business; and

(c) the jurisdiction whose laws govern the perfection of any of the Transaction Security Documents entered into by it (but only to the extent that such Obligor is required to take perfection steps in that jurisdiction in accordance with the Agreed Security Principles).

"**Representative**" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"**Sanctioned Country**" means, at any time, a country or territory which itself is, or whose government is, the target of comprehensive Sanctions.

"**Sanctioned Person**" means any person that is (or persons that are):

(a) listed on, or owned or controlled (as such terms are defined and interpreted by the relevant Sanctions) by a person listed on any Sanctions List;

(b) a government of a Sanctioned Country;

(c) an agency or instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Sanctioned Country; or

(d) resident or located in, or incorporated under the laws of any Sanctioned Country, or to the best of the Company's knowledge otherwise a target of Sanctions.

"**Sanctions**" means any economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures imposed, enacted, administered or enforced from time to time by any Sanctions Authority.

"**Sanctions Authority**" means (a) the United States, (b) the United Nations Security Council, (c) the European Union and any EU member state, (d) the United Kingdom and (e) the respective governmental institutions of any of the foregoing which administer Sanctions, including OFAC, the US State Department, Her Majesty's Treasury and the US Department of the Treasury.

"**Sanctions List**" means the "Specially Designated Nationals and Blocked Persons" list issued by OFAC, the EU Consolidated List of Financial Sanctions Targets, the Consolidated List of Financial Sanctions Targets issued by Her Majesty's Treasury, or any similar list issued or maintained and made public by any of the Sanctions Authorities as amended, supplemented or substituted from time to time.

"**Secured Parties**" means each Note Purchaser, the Agent, the Security Agent and any Receiver or Delegate.

"**Security**" means a mortgage, charge, pledge, *garantía mobiliaria*, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"**Signing Date**" means the original date of the Note Purchase Agreement.

"**SSRCF Agreement**" means the super senior revolving credit facility agreement originally dated 23 December 2021 (as amended and/or restated from time to time) between among others Atento Luxco 1 and Atento Mexico Holdco, S. de R.L. de C.V. as original borrowers and Inter-American Investment Corporation as lender and super senior agent.

"**SSRCF Financing Documents**" means the "Financing Documents" as defined in the SSRCF Agreement.

"**Super Majority Note Purchasers**" means at any time subject to Condition 26.3 (*Non-Responding Note Purchaser ("Snooze you lose")*) Note Purchasers holding more than 85 per cent. of the aggregate principal amount of the outstanding Notes.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Trade Agreement**" means each supply contract, contract for the provision of services, service level agreement, master agreement or any similar or analogous agreement under which any Trade Receivables arise.

"**Trade Debtors**" means the applicable debtor in respect of the Trade Receivables.

"**Trade Receivables**" means the accounts receivable (or portion thereof), owed to the Covenant Obligors and arising under a Trade Agreement, which accounts receivable (or portion thereof to the extent applicable) are or will be subject to Transaction Security in favour of the Security Agent to secure payments under the Notes.

"**Transaction Security**" means the Security (including for the avoidance of doubt any bank account control agreement or similar arrangement) created or expressed to be created in favour of the Security Agent pursuant to the Transaction Security Documents.

"**Transaction Security Documents**" means any document listed in Schedule 4 (*Security Documents*) to the Note Purchase Agreement and required to be delivered to the Note Purchasers pursuant to Schedule 5 (*Conditions Precedent*) to the Note Purchase Agreement together with any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Note Documents (including for the avoidance of doubt any bank account control agreement or similar arrangement).

"**Transfer Certificate**" means a certificate in any form agreed between the relevant Note Purchaser and the Company.

"**Transfer Date**" means, in relation to an assignment or a transfer, the later of:

(a) the proposed Transfer Date specified in the relevant Transfer Certificate; and

(b) the date on which the Agent executes the relevant Transfer Certificate.

"**Unpaid Sum**" means any sum due and payable but unpaid by an Obligor under the Note Documents.

"**US**" and "**United States**" means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

"**VAT**" means

(a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

"**Warrant Agreement**" means the warrant agreement entered into by Holdco in respect of the Warrants issued or to be issued by Holdco, dated on or around the Issue Date.

"**Warrants**" means the warrants relating to the equity of Holdco to be issued to the Original Note Purchasers pursuant to the terms of the Warrant Agreement.

1.2 Construction

(a) Unless a contrary indication appears, a reference in these Conditions to:

(i) "**this Agreement**" shall mean these Conditions;

(ii) any "**Note Purchaser**", any "**Obligor**", the "**Agent**", the "**Security Agent**" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees (including the surviving entity of any merger involving that person) the and, in the case of the Agent or the Security Agent, any person for the time being appointed as agent or security agent or agents or security agents in accordance with Note Documents;

(iii) a document in "**agreed form**" is a document which is previously agreed in writing by or on behalf of the Company and the Agent;

(iv) an "**agency**" of a state includes any local or other authority or other recognised body or agency, central or federal bank, department, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or

not) of, or of the government of, that state or any political sub-division in or of that state;

(v) an "**agreement**" includes any legally binding arrangement, contract, deed or instrument (in each case whether oral, written or entered into by way of a written offer and implicit acceptance);

(vi) an "**amendment**" includes any amendment, supplement, variation, novation, modification, replacement, restatement or amendment and restatement (however fundamental) and "amend" and "amended" shall be construed accordingly;

(vii) "**assets**" includes present and future properties, revenues and rights of every description;

(viii) a "**consent**" includes an authorisation, permit, approval, consent, exemption, licence, order, filing, registration, recording, notarisation, permission or waiver;

(ix) the "**equivalent**" in any currency (the "**first currency**") of any amount in another currency (the "**second currency**") shall be construed as a reference to the amount in the first currency which could be purchased with that amount in the second currency at the rate of exchange available to the relevant Note Purchaser for the purchase of the first currency with the second currency in the London foreign exchange market at or about 11:00 a.m. on a particular day (or at or about such time and on such date as the relevant Note Purchaser may from time to time reasonably determine to be appropriate in the circumstances);

(x) a "**guarantee**" means (other than in Condition 3 (*Guarantee and Indemnity*)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume indebtedness of any person or to make an investment in or loan to any person or to purchase assets where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(xi) a "**person**" includes any firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality);

(xii) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii) a Note Document or any other agreement or instrument is a reference to that Note Document or other agreement or instrument as amended or novated (however fundamentally);

(xiv) a provision of law is a reference to that provision as amended or re-enacted;

(xv) a time of day is a reference to London time; and

(xvi) the singular includes the plural (and vice versa).

(b) Section, Condition and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Note Document or in any notice given under or in connection with any Note Document has the same meaning in that Note Document or notice as in these Conditions.

(d) Unless a Declared Default has occurred and is continuing, any interest accruing on any such account will be paid to the order of the Issuer.

(e) A Default or an Event of Default is "**continuing**" if it has not been remedied or waived. In addition, if a Default occurs for a failure to deliver a required certificate in connection with another default (an "**Initial Default**") then at the time such Initial Default is remedied or waived, such Default for a failure to report or deliver a required certificate in connection with the Initial Default will also be cured without any further action.

(f) A Declared Default is "continuing" if the notice of acceleration provided by the Agent under Condition 14.7 (*Acceleration*) in connection therewith has not been withdrawn cancelled or otherwise ceases to have effect.

(g) Any accounting or financial term shall, unless otherwise indicated, be construed in accordance with the Accounting Principles.

1.3 **Baskets, Exceptions and Exchange Rate Fluctuations**

When applying monetary limits, baskets, thresholds and other exceptions to the representations, warranties, undertaking and Events of Default, the equivalent to an amount in the Base Currency shall be calculated using a rate of exchange reasonably selected by the person making that calculation for the purchase of the relevant currency with the Base Currency in an appropriate foreign exchange market reasonably selected by such person at or about 11:00 a.m. on the relevant date of determination or the date of the Group incurring or making the relevant disposal, acquisition, investment, lease, loan, debt or guarantee or taking other relevant action. No Event of Default or breach of any representation and warranty or undertaking shall arise merely as a result of a subsequent change in the Base Currency amount of any relevant amount due to fluctuations in exchange rates.

1.4 **Luxembourg Terms**

In this Agreement, where it relates to a Luxembourg Obligor or other Luxembourg person or the context so requires, a reference to:

(a) a "winding-up", "liquidation", "insolvency", "administration" or "dissolution" includes, without limitation, bankruptcy (*faillite*), insolvency, voluntary or judicial liquidation (*liquidation volontaire ou judiciaire*), composition with creditors (*concordat préventif de*

faillite), reprieve from payment (*sursis de paiement*), controlled management (*gestion contrôlée*), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(b) a "liquidator", "trustee in bankruptcy", "custodian", "receiver", "administrative receiver", "administrator", "compulsory manager" or other similar officer includes any:

(i) *juge-commissaire* or insolvency receiver (*curateur*) appointed under the Luxembourg commercial code (*Code de Commerce*);

(ii) *liquidateur* appointed under Articles 1100-1 to 1100-15 (inclusive) of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iii) *juge-commissaire* or *liquidateur* appointed under Article 1200-1 of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iv) *commissaire* appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under Articles 593 to 614 (inclusive) of the Luxembourg commercial code (*Code de Commerce*);

(v) *juge délégué* appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended; and

(vi) *mandataire ad hoc, administrateur provisoire* or any similar officer pursuant to any insolvency or similar proceedings;

(c) a "lien" or "security interest" includes any *hypothèque, nantissement, gage, privilège, sûreté réelle, droit de retention* and any type of real security in rem (*sûreté réelle*) or agreement or arrangement having a similar effect and any transfer of title by way of security;

(d) "by-laws" or "constitutional documents" includes its up-to-date (restated) articles of association (*statuts coordonnés*);

(e) attachments or similar creditors process means an executory attachment (*saisie exécutoire*) or conservatory attachment (*saisie arrêt*); and

(f) a "set-off" includes, for purposes of Luxembourg law, legal set-off.

(g) a "person being unable to pay its debts" includes that person being in a state of cessation of payments (*cessation de paiements*) and which has lost its creditworthiness (*ébranlement de credit*); and

(h) a "director" includes a *gérant* or an *administrateur* as applicable.

1.5 **Currency Symbols and Definitions**

"**$**", "**US$**" and "**US Dollars**" mean the lawful currency for the time being of the United States of America.

1.6 **Third party rights**

(a) Unless expressly provided to the contrary in a Note Document, a person who is not a party to the Note Purchase Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**") to enforce or enjoy the benefit of any term of these Conditions.

(b) Notwithstanding any term of any Note Document, the consent of any person who is not a party to the Note Purchase Agreement is not required to amend, rescind or vary these Conditions or any Note Document at any time.

1.7 **Personal Liability**

No personal liability shall attach to any director, officer or employee of any member of the Group for any representation or statement made by that member of the Group in any Note Document or certificate signed by a director, officer or employee save in the case of fraud in which case liability (if any) will be determined in accordance with applicable law.

2. **THE NOTES**

2.1 **The Notes**

(a) The following definitions shall apply to this Condition 2.1 (*The Notes*):

"**Determination Date**" with respect to an Interest Period, means the day that is two Business Days preceding the first day of such Interest Period.

"**Interest Payment Date**" means the date falling 3 Months from the Issue Date and the last day of each successive period of 3 Months thereafter.

"**Interest Period**" means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date.

"**Representative Amount**" means the greater of (i) €1,000,000 and (ii) an amount that is representative of a single transaction in the relevant market at the relevant time.

(b) **Interest**

(i) Subject to the terms of this paragraph (b), the Issuer shall pay interest on the outstanding principal amount of the Notes at a rate equal to the aggregate of (x)

10.0% per annum (the "**Cash Margin**"), and (y) 10.0% per annum (the "**PIK Margin**") (the aggregate thereof being the "**Applicable Rate**").

(ii) The Agent shall, as soon as practicable after 10:00 a.m. (London time) on each Determination Date, calculate the aggregate amount of interest payable in respect of the following Interest Period according to the Applicable Rate (the "**Interest Amount**"), and shall promptly notify the Note Purchasers and the Issuer of the determination of a rate of interest under these Conditions.

(iii) The Interest Amount shall be calculated by applying the Applicable Rate to the principal amount of each Note outstanding at the commencement of the Interest Period, multiplying each such amount by the actual number of days in the Interest Period concerned divided by 360. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest thousandth of a percentage point, with five ten-thousandth of a percentage point being rounded upwards (e.g., 4.8765% (or .048765) being rounded to 4.877% (or .04877)). The determination of the Applicable Rate and the Interest Amount by the Issuer shall, in the absence of willful default, bad faith or manifest error, be final and binding on all parties. In no event will the rate of interest on the Notes be higher than the maximum rate permitted by applicable law.

(iv) On the last day of each Interest Period (or any other period as agreed by the Issuer and the Agent, on the instructions of the Majority Note Purchasers):

(i) the Issuer shall pay the amount of accrued Cash Margin on the Notes for that Interest Period; and

(ii) PIK Margin accrued on the Notes for that Interest Period shall not be paid in cash but shall be compounded with the principal amount of such Notes on the last day of each Interest Period, and any such interest shall after being compounded be treated as part of the principal amount of the Notes.

(v) If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(vi) The Issuer shall pay interest (including post-petition interest in any proceeding under any bankruptcy or insolvency law) on overdue amounts at a rate that is 1 per cent. per annum higher than the then applicable interest rate on the Notes to the extent lawful. The Issuer will pay interest (including post-petition interest in any proceeding under any bankruptcy or insolvency law) on overdue instalments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

(vii) The Notes are in registered form without interest coupons in minimum denominations of $10,000 and multiples of $1 in excess thereof.

(c) **Payments**

(i) Payments shall be made in accordance with and as set forth in these Conditions (including without limitation Condition 20.3 (*Payments to the Agent*) and Condition 20.4 (*Distributions by the Agent*)).

(ii) **Covenant to Pay**

(1) ***Principal***: The Issuer shall on any date when any Notes become due to be redeemed, unconditionally pay or procure to be paid to or to the order of the Agent in dollars in same day immediately available, freely transferable and cleared funds the principal amount of the Notes becoming due for redemption on that date together with any applicable premium.

(2) ***Interest***: The Issuer shall (subject to the Conditions), until such payment (both before and after judgment), unconditionally so pay to or to the order of the Agent interest on the principal amount of the Notes outstanding as set out in the Conditions.

The Agent hereby declares that it will hold the benefit of this covenant and its proceeds on trust for itself and the applicable Note Purchasers.

(d) **Status**

The Notes are general, senior obligations of the Issuer. The Notes are treated as a single class for all purposes under these Conditions, including, without limitation, with respect to waivers, amendments, redemptions and offers to purchase, except as otherwise provided for herein.

(e) **Form**

(i) The Notes shall initially be issued in fully registered definitive form and shall be issued substantially in the form of Schedule 7 (*Form of Note*) hereto, with appropriate insertions and/or deletions. Title to Notes in registered form shall pass upon the registration of transfers in respect thereof in accordance with the provisions hereof.

(ii) All Notes shall be executed manually or by facsimile on behalf of the Issuer, by its authorised representatives. All issuances of Notes shall be in the forms prescribed in this Condition 2.1(e) and all exchanges of Notes shall be for Notes with like terms and provisions as the Notes being exchanged.

(iii) Subject to compliance with Section 11(b) (*Conditions subsequent*) of Schedule 4 (*General Undertakings*), the Notes shall be in global form and shall be subject to the applicable rules and procedures of the Clearing Systems (as defined in Section 11(b) (*Conditions subsequent*) of Schedule 4 (*General Undertakings*)).

(f) **Security**

The Notes are secured by the Transaction Security. The Issuer shall not be required to make any notation on a Note to reflect any grant of the Transaction Security or any release, termination or discharge thereof.

(g) **Transfer or exchange**

A Note Purchaser may transfer or exchange Notes in accordance with these Conditions.

(h) **Title**

The Register shall be conclusive evidence of title to the Notes and the Note Purchaser of each Note recorded in the Register shall (except as otherwise required by a court of competent jurisdiction or applicable law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such Note Purchaser.

3. GUARANTEES

3.1 Guarantee and indemnity

Subject to the limitations and exceptions provided in this Condition 3 or in any Accession Deed by which it became a Guarantor, each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Note Purchaser punctual performance by each other Obligor of all that Obligor's obligations under the Note Documents;

(b) undertakes with each Note Purchaser that whenever another Obligor does not pay any amount when due under or in connection with any Note Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) agrees with each Note Purchaser that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Note Purchaser immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Note Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Condition 3 if the amount claimed had been recoverable on the basis of a guarantee.

3.2 Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Note Documents, regardless of any intermediate payment or discharge in whole or in part.

3.3 **Reinstatement**

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Note Purchaser in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Condition 3 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

3.4 **Waiver of defences**

The obligations of each Guarantor under this Condition 3 will not be affected by an act, omission, matter or thing which, but for this Condition 3, would reduce, release or prejudice any of its obligations under this Condition 3 (without limitation and whether or not known to it or any Note Purchaser) including, except where not permitted by applicable law:

(i) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(ii) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(v) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Note Document or any other document or security provided that an Obligor shall be a party thereto (including, without limitation, any change in the purpose of, any extension of or increase in the Notes or the addition of any new facility under any Note Document or other document or security);

(vi) any unenforceability, illegality or invalidity of any obligation of any person under any Note Document or any other document or security; or

(vii) any insolvency or similar proceedings.

3.5 **Guarantor Intent**

Without prejudice to the generality of Condition 3.4 (*Waiver of defences*) but subject to the limitations and exceptions provided in this Condition 3 or in any Accession Deed by which it became a Guarantor, each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental and of whatsoever nature and whether or not more onerous) variation, increase, extension or addition of or to any of the Note Documents or amount made available under any of the Note Documents, including without limitation, for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

3.6 **Immediate recourse**

Each Guarantor waives any right it may have of first requiring any Note Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Condition 3. This waiver applies irrespective of any law or any provision of a Note Document to the contrary.

3.7 **Appropriations**

Until all amounts which may be or become payable by the Obligors under or in connection with the Note Documents have been irrevocably paid in full, each Note Purchaser (or any trustee or agent on its behalf) may:

(i) refrain from applying or enforcing any other moneys, security or rights held or received by that Note Purchaser (or any trustee or agent on its behalf) in respect of those amounts in respect of claims made under this Condition 3, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(ii) hold in an interest-bearing suspense account any moneys (bearing interest at market rates) received from any Guarantor in respect of claims made under this Condition 3 or on account of any Guarantor's liability under this Condition 3.

3.8 **Deferral of Guarantors' rights**

(a) Until all amounts which may be or become payable by the Obligors under or in connection with the Note Documents have been irrevocably paid in full and unless the Majority Note Purchasers otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Note Documents or by reason of any amount being payable, or liability arising, under this Condition 3:

(i) to be indemnified by an Obligor;

(ii) to claim any contribution from any other guarantor of any Obligor's obligations under the Note Documents;

(iii) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Note Purchasers under the Note Documents or of any other guarantee or security taken pursuant to, or in connection with, the Note Documents by any Note Purchaser;

(iv) to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Condition 3.1 (*Guarantee and indemnity*);

(v) to exercise any right of set-off against any Obligor; and/or

(vi) to claim or prove as a creditor of any Obligor in competition with any Note Purchaser.

(b) If a Guarantor receives any benefit, payment or distribution in relation to such rights, it shall, other than to the extent such Guarantor is permitted to retain such benefit, payment or distribution in accordance with the Note Documents hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Note Purchasers by the Obligors under or in connection with the Note Documents to be repaid in full on trust (to the extent it is able to do so in accordance with any law applicable to it) for the Note Purchasers and shall promptly pay or transfer the same as the Majority Note Purchasers may direct for application in accordance with Condition 17.16 (*Rights and payments*).

3.9 Release of Guarantors' right of contribution

If any Guarantor (a "**Retiring Guarantor**") ceases to be a Guarantor in accordance with the terms of the Note Documents then on the date such Retiring Guarantor ceases to be a Guarantor:

(i) that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Note Documents; and

(ii) each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Note Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Note Purchasers under any Note Document or of any other security taken pursuant to, or in connection with, any Note Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

3.10 **Additional security**

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Note Purchaser.

3.11 **Guarantee Limitations: General**

(a) Without limiting any specific exemptions set out below:

(i) no Obligor's obligations and liabilities under this Condition 3.11 and under any other guarantee or indemnity provision in a Note Document (the "**Guarantee Obligations**") will extend to include any obligation or liability; and

(ii) no Transaction Security granted by an Obligor will secure any Guarantee Obligation,

if to do so would be unlawful financial assistance (notwithstanding any applicable exemptions and/or undertaking of any applicable prescribed whitewash or similar financial assistance procedures) in respect of the acquisition of shares in itself or its Holding Company under the laws of its jurisdiction of incorporation.

(b) If, notwithstanding paragraph (a) above, the giving of the guarantee in respect of the Guarantee Obligations or Transaction Security would be unlawful financial assistance, then, to the extent necessary to give effect to paragraph (a) above, the obligations under the Note Documents will be deemed to have been split into two tranches; "Tranche 1" comprising those obligations which can be secured by the Guarantee Obligations or Transaction Security without breaching or contravening relevant financial assistance laws and "Tranche 2" comprising the remainder of the obligations under the Note Documents. The Tranche 2 obligations will be excluded from the Guarantee Obligations.

3.12 **Additional Guarantee Limitations**

Any Additional Guarantor's obligations will be subject to any limitation on the amount guaranteed or to the extent of the recourse of the beneficiaries of the guarantee which is contained in the Accession Deed (if applicable) by which that Additional Guarantor becomes a Guarantor.

3.13 **Guarantee Limitation - Luxembourg**

(a) Notwithstanding any other provisions to the contrary in these Conditions (other than paragraph (d) below) or any other Note Document, the guarantee granted by the Guarantors incorporated in Luxembourg (the "**Luxembourg Guarantors**") under this Condition (the "**Luxembourg Guarantee**") for the obligations of any Luxembourg Obligor shall be limited at any time to an aggregate amount not exceeding the higher of:

(i) 95% of such Luxembourg Guarantor's *actif net* determined as at the date on which a demand is made under the Luxembourg Guarantee, increased by the amount of any Intra-Group Liabilities; and

(ii) 95% of such Luxembourg Guarantor's *actif net* determined as at the date of this Agreement or, determined on the date hereof, increased by the amount of any Intra-Group Liabilities.

(b) For the purpose of determining the amount of the *actif net* referred to above, the assets of the Luxembourg Guarantor will be valued at their market value rather than their book value, as determined by a bank of good repute or a Luxembourg independent auditor (*réviseur d'entreprises agréé*), to be appointed by the Agent in its absolute discretion at the cost of the Luxembourg Guarantor and instructed by the Agent to act independently. The Luxembourg Guarantor acknowledges that it is not entitled to challenge the appointment of and the valuation made by a bank of good repute or the Luxembourg independentauditor (*réviseur d'entreprises agréé*).

(c) **"Intra-Group Liabilities"** as referred to above, shall for the purposes of this Condition 3.13 mean any amounts owed by the Luxembourg Guarantor to any other member of the group of companies to which it belongs (including, for the avoidance of doubt, any amounts owed that are represented by hybrid instruments such as preferred equity certificates) and that have not been financed (directly or indirectly) by a borrowing under the Note Documents.

(d) The above guarantee limitation shall not apply to (i) any amounts borrowed by the Luxembourg Guarantor or any of its direct or indirect subsidiaries under the Note Documents, (ii) to any Transaction Security Document, or any recoveries derived from the enforcement of a Secured Party's rights under or in respect of any Transaction Security, and (iii) any amounts borrowed under the Note Documents and on-lent, or otherwise made available, to the Luxembourg Guarantor or any of its direct or indirect subsidiaries (in any form whatsoever). For the avoidance of doubt, the above guarantee limitation only applies to the Guarantee granted by a Luxembourg Obligor for the obligations of any Luxembourg Obligor that is not a direct subsidiary of the relevant Luxembourg Guarantor and shall not affect or prejudice in any way the Guarantee granted by the Luxembourg Guarantor for the obligations of any other Obligors.

3.14 **Guarantee Limitation - Brazil**

(a) Notwithstanding any provision of this Agreement, each Brazilian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Brazil, any benefit it may be entitled to under Articles 366, 827, 829, 830, 834, 835, 838, 839 and 844, §1st of the Brazilian Civil Code and Article 794 of the Brazilian Civil Procedure Code.

(b) Enforcement of the Guarantee (*garantia fidejussória)* against a Brazilian Guarantor may be limited by bankruptcy, insolvency, liquidation, reorganization and other laws of general application relating or affecting the rights of creditors; in particular, if the obligation under the guarantee given by a Brazilian Guarantor is deemed to be a free of charge obligation (*obrigação a título gratuito*).

3.15 Guarantee Limitation – Colombia

(a) Notwithstanding any provision of this Agreement, each Colombian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Colombia,

(b) any benefit it may be entitled to under Articles 2365, 2383 and 2384 of the Colombian Civil Code;

(c) promptness or notice of presentment, demand, dishonor, non-payment, protest or other default with respect to any of the obligations guaranteed by it;

(d) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of this Guarantee; and

(e) any requirement that the Note Purchasers or the Security Agent take any action whatsoever against the Obligors or any other Person (including the Guarantor) or file any claim in the event of the bankruptcy of the Issuer, the Guarantors or any other Person.

3.16 Guarantee Limitation – Chile

(a) Notwithstanding any provision of this Agreement, the Chilean Guarantor expressly waives the benefits of prior foreclosure against the principal debtor (*beneficio de excusión*) and shared foreclosure (*beneficio de división*) in respect of this Guarantee.

(b) Enforcement of the Guarantee against a Chilean Guarantor may be limited to bankruptcy, insolvency, liquidation, reorganization and other laws of general application relating or affecting the rights of creditors.

3.17 Guarantee Limitation – Mexico

(a) Upon issuance of an insolvency judgment (*concurso mercantil*) declaration against the Mexican Obligors, the unsecured obligations (*obligaciones sin garantía real*) of such Mexican Obligors under the Note Documents (i) would be converted into Mexican pesos at the exchange rate prevailing at the time of the insolvency judgment and then from Mexican pesos into Unidades de Inversión ("UDIs"), a Mexican inflation-pegged accounting unit, and would not be adjusted to take into account any devaluation of the Mexican peso relative to the U.S. dollar occurring after such conversion; (ii) would be subject to the outcome of, and priorities recognized in, the Mexican Insolvency Law; (iii) would cease to accrue interest from the date a insolvency proceeding is declared; and (iv) would be subject to certain statutory preferences, including tax, social security and labor claims and claims of secured creditors.

(b) In the event that proceedings are brought in Mexico to enforce Mexican Obligors' obligations under the Note Documents, the obligations would not be discharged in a currency other than the Mexican peso. Pursuant to Mexican law, an obligation in a currency other than the Mexican peso, which is payable in Mexico, may be satisfied in the Mexican currency at the rate of exchange in effect on the date on which payment is made.

Such rate of exchange is currently determined by Banco de México each business day in Mexico and published the following business banking day in the Official Gazette of Mexico (*Diario Oficial de la Federación*).

(c) Under Mexican law, the contractual obligations such as those assumed by guarantors are considered to be ancillary obligations (*obligaciones accesorias*) to the principal obligations that they secure and therefore the same may only exist to the extent that the obligations of the principal obligor are valid.

3.18 **Guarantee Limitations - Peru**

(a) Notwithstanding any provision of this Agreement, and for the avoidance of any interpretation to the contrary, the Peruvian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Peru:

(i) any preliminary defense, restriction on liability, or benefit it may be entitled to under Articles 1876°, 1879° (*beneficio de excusión*), 1883°, 1885° (*derecho de oposición*), 1887° (*beneficio de división*), 1895°, 1897°, 1899°, 1900°, 1901° and 1902° of the Peruvian Civil Code;

(ii) promptness or notice of presentment, demand, dishonor, non-payment, protest, or other default with respect to any of the obligations guaranteed by it;

(iii) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of the Guarantee; and

(iv) any requirement that the Note Purchasers or the Security Agent take any action whatsoever against the Obligors or any other Person (including the Guarantor) or file any claim in the event of the bankruptcy of the Issuer, the Guarantors or any other Person.

(b) Enforcement of the Guarantee against a Peruvian Guarantor may be limited to bankruptcy, insolvency, liquidation and other laws of general and mandatory application relating or affecting the rights of creditors.

(c) The Guarantee provided hereunder by the Peruvian Guarantor is independent and shall not be affected or limited by any other guarantee, security interest or collateral granted by the Peruvian Guarantor to secure the Notes.

3.19 **Successors and assigns**

This Condition 3 shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Note Purchasers and, in the event of any transfer or assignment of rights by any Note Purchaser, the rights and privileges conferred upon that party in these Conditions shall automatically extend to and be vested in such transferee or assignee, all subject to the terms of these Conditions. Each party hereby agrees and undertakes to execute and deliver all such documents and do all

such ministerial acts and things which are legally required to fully and effectively give effect to this Condition 3.19 and that are not inconsistent with these Conditions.

4. OPTIONAL REDEMPTION AND CONVERSION

4.1 Optional redemption

(a) On or after the first anniversary of the Issue Date (or at any time, in respect of any Delayed Draw Notes), the Company may redeem all or, from time to time, a part of the Notes upon not less than three Business Days' notice (which notice may be conditional), at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus Additional Amounts, accrued and unpaid interest on the Notes being redeemed, if any, to the applicable redemption date (subject to the right of holders of record of the Notes on the relevant record date to receive interest on the relevant interest payment date).

(b) Prior to the first anniversary of the Issue Date the Issuer may redeem all or, from time to time, a part of the Initial Notes upon no less than three Business Days' notice at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium and accrued and unpaid interest on the Notes being redeemed, Additional Amounts, if any, to, but not including, the applicable redemption date (subject to the right of Note Purchasers of record as of the close of business on the relevant record date to receive interest due on the relevant interest payment date). In the case of any repayment or prepayment under Condition 26.4 (*Replacement of a Note Purchaser*), the Applicable Amount that would be applicable under this Condition 4 (*Optional Redemption*) shall not be payable.

4.2 Deemed repayment on Conversion

If a Note Purchaser (a "**Converting Note Purchaser**") exercises its rights under clause 5.1(b) of the Warrant Agreement to exercise all or a portion of the Warrants then held by it (a "**Conversion**", with the Redemption Exercise Price (as defined in the Warrant Agreement) of the Warrants so exercised being the "**Conversion Price**"), then an amount of that Converting Note Purchaser's Notes (including accrued but unpaid interest thereon and provided for the avoidance of doubt that no Applicable Premium shall be payable in respect of any Conversion or any deemed redemption of Notes resulting therefrom) then outstanding equal to the Conversion Price (the aggregate of such amounts being the "**Converted Notes Amount**") shall be deemed to have been redeemed in full and all liabilities of the Company to such Converting Note Purchaser in respect of the Notes shall be irrevocably and unconditionally discharged in full to the extent of such Converted Notes Amount.

5. MANDATORY REDEMPTION

5.1 Redemption at maturity

Unless previously redeemed, purchased or cancelled, the Notes will be redeemed at their principal amount together with Additional Amounts and accrued but unpaid interest on the Final Maturity Date.

5.2 Exit

Upon the occurrence of a Change of Control, the Issuer shall promptly notify the Note Purchasers of that event and, if a Note Purchaser requires that the Issuer redeems the Notes held by such Note Purchaser and notifies the Issuer of the same within 30 days after its receipt of the notice from the Issuer, the Issuer shall redeem the Notes held by that Note Purchaser in full at their aggregate principal amount, plus Additional Amounts, accrued and unpaid interest on the Notes being redeemed, if any, to the applicable redemption date (subject to the right of holders of record of the Notes on the relevant record date to receive interest on the relevant interest payment date).

6. RESTRICTIONS

6.1 Prepayment and redemption in accordance with Conditions

The Issuer shall not redeem or repurchase all or any part of the Notes except at the times and in the manner expressly provided for in these Conditions.

7. TAX GROSS-UP AND INDEMNITIES

7.1 Definitions

"Protected Party" means a Note Purchaser which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under any Note Document.

"Qualifying Note Purchaser" means:

(i) a Note Purchaser (other than a Treaty Note Purchaser) which is beneficially entitled to interest payable to that Note Purchaser in respect of an advance under a Note Document and which fulfils the conditions imposed by the laws of Luxembourg in order for a payment under a Note Document not to be subject to (or as the case may be, to be exempt from) any Tax Deduction; or

(ii) a Treaty Note Purchaser.

"Tax Credit" means a credit against, relief from, or rebate of, refund of, or repayment or remission of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Note Document, other than a FATCA Deduction.

"Tax Payment" means either an increased payment made by an Obligor to a Note Purchaser under Condition 7.2 (*Tax gross-up*) or a payment made under Condition 7.3 (*Tax indemnity*).

"Treaty Note Purchaser" means a Note Purchaser which:

(i) is treated as resident of a Treaty State for the purposes of the relevant Treaty; and

(ii) does not carry on business in Luxembourg through a permanent establishment, fixed place of business or permanent representative with which that Note Purchaser's holding of Notes is effectively connected; and

(iii) fulfills any other conditions which must be fulfilled under the Treaty by residents of that Treaty State for such residents to obtain full exemption from taxation on interest imposed by Luxembourg on interest payable to them in respect of an advance under the Notes Documents, subject to the completion of any necessary procedural formalities.

"**Treaty State**" means a jurisdiction having a double taxation agreement (a "Treaty") with Luxembourg which makes provision for full exemption from Tax imposed by Luxembourg on any payment under a Note Document.

7.2 **Tax gross-up**

(a) Each Obligor must make all payments to be made by it under the Note Documents without any Tax Deduction, in each case unless a Tax Deduction is required by law.

(b) If an Obligor or a Note Purchaser becomes aware that an Obligor is required by law to make a Tax Deduction (or that there is a change in the rate or the basis of any Tax Deduction) it shall as soon as is reasonably practicable notify the affected parties.

(c) If an Obligor is required by law to make a Tax Deduction it shall make that Tax Deduction in the minimum amount required by law and shall make any payment required in connection with any Tax Deduction within the time period required by law.

(d) If a Tax Deduction is required by law to be made by an Obligor the amount of the payment due from such Obligor shall be increased to an amount which leaves (after the making of that Tax Deduction) an amount equal to the payment which would have been due if no such Tax Deduction had been required.

(e) Within thirty days after making any Tax Deduction or a payment which it is required to make in connection with any Tax Deduction, the Obligor making that Tax Deduction or payment shall deliver to the relevant Note Purchaser, a statement under section 975 of the ITA (in respect of a Tax Deduction made by an Obligor incorporated in the UK) or an original receipt or certified copy thereof, or, if unavailable, evidence satisfactory to that party (acting reasonably) that the Tax Deduction has been made or (as applicable) that any payment which is required in connection with any Tax Deduction has been made to the relevant Tax authority.

(f) No Obligor is required to make any increased payment to a Note Purchaser under paragraph (d) above if at the time that Tax Deduction is made:

(i) the payment could have been made to the relevant Note Purchaser without a Tax Deduction if that Note Purchaser had been a Qualifying Note Purchaser, but on

that date that Note Purchaser is not, or has ceased to be, a Qualifying Note Purchaser in respect of that payment, unless that Note Purchaser has ceased to be a Qualifying Note Purchaser in respect of that payment as a result of a change in any law or double taxation agreement or any published practice or published concession of any relevant Tax authority binding on such Note Purchaser, in each case after the date on which it became a Note Purchaser under these Conditions; or

(ii) that Note Purchaser has not complied with its obligations under Condition 7.7 (*Filings*) and the payment could have been made to the relevant Note Purchaser without a Tax Deduction if the Note Purchaser had complied with its obligations under Condition 7.7 (*Filings*); or

(iii) such Tax Deduction is required pursuant to the so-called Luxembourg Relibi law dated 23 December 2005, as amended.

7.3 **Tax indemnity**

(a) Except as provided by paragraph (b) below, the Company shall, or shall procure that another member of the Group will, within ten Business Days of written demand by any Note Purchaser, pay to a Protected Party an amount equal to any loss or liability or cost which that Protected Party determines in good faith will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in relation to a payment received or receivable from an Obligor under a Note Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any Tax assessed on a Note Purchaser under the laws of the jurisdiction in which:

(A) that Note Purchaser is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Note Purchaser is treated as resident for Tax purposes;

(B) that Note Purchaser has a permanent establishment to which income under the Note Documents is attributed in respect of amounts received or receivable in that jurisdiction; or

(C) that Note Purchaser's facility office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Note Purchaser and franchise taxes imposed on it (in lieu of net income Taxes); or

(ii) if and to the extent that any such loss, liability or cost:

(A) is compensated for by an increased payment pursuant to paragraph (d) of Condition 7.2 (*Tax gross-up*) or would have been so compensated but for the operation of paragraph (f) of Condition 7.2 (*Tax gross-up*);

(B) is related to a FATCA Deduction required to be made by a party;

(C) is suffered or incurred by a Note Purchaser as a result of such Note Purchaser's failure to comply with its obligations under Condition 7.7 (*Filings*) or Condition 7.8 (*Note Purchaser Confirmations*); or

(D) (for the avoidance of doubt) is suffered or incurred with respect to any Bank Levy (or any payment attributable to, or liability arising as a consequence of, a Bank Levy).

(c) A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Company of the event which will give, or has given, rise to the claim.

7.4 **Tax Credit**

If an Obligor makes a Tax Payment and the relevant Note Purchaser determines, acting in good faith, that it has obtained and utilised a Tax Credit which is attributable to that Tax Payment (or an increased payment of which that Tax Payment forms part), that Note Purchaser shall pay to the relevant Obligor such amount as that Note Purchaser determines, acting in good faith, will leave that Note Purchaser (after that payment) in the same after-Tax position as it would have been in if the Tax Payment had not been made by that Obligor.

7.5 **Stamp Taxes**

The Company shall, or shall procure that another member of the Group will, within ten Business Days of demand by a Note Purchaser, indemnify each Note Purchaser against any cost, loss or liability that Note Purchaser incurs in relation to any stamp duty, registration or other similar Tax payable in connection with any Note Document, except:

(a) any Luxembourg registration duties (*droits d'enregistrement*) payable in the case of voluntary registration of the Note Documents by a Note Purchaser with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg, or registration of the Note Documents in Luxembourg when such registration is not required to enforce the rights of that Note Purchaser under the Note Documents; or

(b) any stamp duty, registration or other similar Taxes payable in respect of an assignment, novation, transfer or sub-participation of a Note (or part thereof) by that Note Purchaser.

7.6 **Value Added Tax**

(a) All amounts expressed to be payable under a Note Document by any party under a Note Document to a Note Purchaser which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable

on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Note Purchaser to any party under a Note Document and such Note Purchaser is required to account to the relevant tax authority for the VAT, that party must pay to such Note Purchaser (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Note Purchaser must promptly provide an appropriate VAT invoice to that party).

(b) If VAT is or becomes chargeable on any supply made by any Note Purchaser (the "**Supplier**") to any other Note Purchaser (the "**Recipient**") under a Note Document, and any party other than the Recipient (the "**Relevant Party**") is required by the terms of any Note Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c) Where a Note Document requires any party to reimburse or indemnify a Note Purchaser for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Note Purchaser for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Note Purchaser reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d) Any reference in this Condition 7.6 to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term "representative member" to have the same meaning as in the Value Added Tax Act 1994 or as referred in Article 11 of the Council Directive 2006/112/EC).

(e) In relation to any supply made by a Note Purchaser to any party under a Note Document, if reasonably requested by such Note Purchaser, that party must promptly provide such Note Purchaser with details of that party's VAT registration and such other information as is reasonably requested in connection with such Note Purchaser's VAT reporting requirements in relation to such supply.

7.7 **Filings**

A Treaty Note Purchaser and each Obligor which makes a payment to which a Treaty Note Purchaser is entitled shall cooperate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

7.8 **Note Purchaser confirmations**

Each Note Purchaser which becomes a holder of a Note after the Issue Date shall notify in writing the Company, as soon as reasonably practicable after it acquires the Notes, whether it is:

(a) not a Qualifying Note Purchaser;

(b) a Qualifying Note Purchaser (other than a Treaty Note Purchaser); or

(c) a Treaty Note Purchaser,

if a New Note Purchaser fails to do so then such Note Purchaser shall be treated for the purposes of this Condition as if it is not a Qualifying Note Purchaser until such time as it notifies the Company which category applies. For the avoidance of doubt, a Transfer Certificate shall not be invalidated by any failure of a Note Purchaser to comply with this Condition.

7.9 **FATCA Information**

(a) Subject to paragraph (c) below, each party under a Note Document shall, within ten Business Days of a reasonable request by another party under a Note Document:

(i) confirm to that other party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party's compliance with FATCA; and

(iii) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any other law, regulation or exchange of information regime.

(b) If a party confirms to another party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(c) Paragraph (a) above shall not oblige any party to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such party shall be treated for the purposes of the Note Documents as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

7.10 **FATCA Deduction**

(a) Each party under a Note Document may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction

(b) Each party under a Note Document shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the party to whom it is making the payment and, in addition, shall notify the Company who shall notify the other Note Purchasers.

8. **OTHER INDEMNITIES**

8.1 **Currency indemnity**

(a) If any sum due from an Obligor under the Note Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i) making or filing a claim or proof against that Obligor; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings against the Obligor,

(b) then that Obligor shall as an independent obligation, within three Business Days of receipt of a demand, indemnify each Note Purchaser and each other Secured Party to whom that

Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum; provided that if the amount produced or payable as a result of the conversion is greater than the relevant Sum due, the relevant Note Purchaser will, unless a Declared Default has occurred and is continuing, refund any such excess amount to the relevant Obligor.

(c) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Note Documents in a currency or currency unit other than that in which it is expressed to be payable.

8.2 **Other indemnities**

(a) The Company shall (and shall procure that each other Obligor will), within three Business Days of receipt of a demand (which demand must be accompanied by reasonable calculations or details of the amount demanded), indemnify each Note Purchaser and each other Secured Party against any cost, loss or liability incurred by it as a result of:

(i) the occurrence of any Event of Default;

(ii) a failure by an Obligor to pay any amount due under a Note Document on its due date;

(iii) funding, or making arrangements to fund, its purchase of the Notes but not made by reason of the operation of any one or more of the provisions of the Note Documents (other than by reason of default or negligence by that Note Purchaser alone);

(iv) the Notes not being redeemed in accordance with a notice of redemption given by the Company or the Company.

8.3 **Indemnity to the Agent and Security Agent**

The Company shall promptly indemnify the Agent and the Security Agent against:

(a) any reasonable third party cost, loss or liability incurred by the Agent or the Security Agent (acting reasonably) as a result of:

(i) investigating any event which it reasonably believes is a Default;

(ii) acting or relying on any notice, request or instruction from an Obligor, an Affiliate of an Obligor, or from the management of any member of the Group which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and

(b) any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent or the Security Agent (otherwise than by reason of its gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Condition 20.13 (*Disruption to Payment Systems etc.*) notwithstanding the its gross negligence but not including any claim based on its fraud) in acting as Agent or Security Agent under the Note Documents.

9. MITIGATION BY THE NOTE PURCHASERS

9.1 Mitigation

(a) Each Note Purchaser shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, Condition 7 (*Tax Gross-Up and Indemnities*) including (but not limited to) transferring its rights and obligations under the Note Documents to another Affiliate.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Note Documents.

9.2 Limitation of liability

(a) The Company shall (or shall procure that an Obligor will) promptly indemnify each Note Purchaser, the Agent and the Security Agent for all costs and expenses reasonably incurred by any of them as a result of steps taken by it under Condition 9.1 (*Mitigation*).

(b) None of the Note Purchaser, the Agent nor the Security Agent is obliged to take any steps under Condition 9.1 (*Mitigation*) if, in its opinion (acting reasonably), to do so might be prejudicial to it in any material respect.

10. COSTS AND EXPENSES

10.1 Transaction expenses

The Company shall promptly on demand after receipt of the corresponding invoice pay (or shall procure that an Obligor will pay) each Note Purchaser and the Security Agent the amount of all reasonable third party costs and expenses (including legal fees and notarial costs) properly incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution and perfection of:

(a) the Note Documents executed on or prior to the Signing Date; and

(b) any other Note Documents (other than Transfer Certificates) executed after the Signing Date,

on a basis and up to an amount as agreed between the Original Note Purchaser and the Company from time to time.

10.2 Amendment costs

If an Obligor requests an amendment, waiver or consent in relation to a Note Document or any release of any Transaction Security, the Company shall, within ten Business Days of demand after receipt of the corresponding invoice, reimburse (or procure reimbursement of) each Note Purchaser, the Agent and the Security Agent for the amount of all reasonable third party costs and expenses (including legal fees and notarial costs subject to any agreed caps) properly incurred by that Note Purchaser, Agent or the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

10.3 Enforcement and preservation costs

The Company shall, within five Business Days of demand, pay (or procure payment) to each Note Purchaser the amount of all costs and expenses (including legal fees and notarial costs) incurred by the Security Agent on behalf of that Note Purchaser in connection with the enforcement of or the preservation of any rights, powers and remedies under any Note Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

10.4 Transfer costs and expenses

Notwithstanding any other term of the Note Documents, if a Note Purchaser assigns or transfers any of its rights, benefits or obligations under the Note Documents no member of the Group shall be required to pay any fees, costs, expenses or other amounts relating to or arising in connection with that assignment or transfer (including, without limitation, any Taxes and any amounts relating to the perfection or amendment of the Transaction Security).

10.5 Cost Details

Notwithstanding any other term of the Note Documents, no member of the Group shall be required to pay any fees, costs, expenses or other amounts (other than principal and interest or any fees, costs and expenses which are payable pursuant to Condition 10.3 above) unless:

(a) it has first been provided with reasonable details of the circumstances giving rise to such payment and of the calculation of the relevant amount (including, in the case of legal or other professional advisers fees where applicable, details of number of hours worked, rates and individuals involved); and

(b) in the case of costs and expenses, it has received evidence that such costs and expenses have been properly incurred (including that all security costs relate only to Transaction Security Documents entered into, or related actions taken, in accordance with the Agreed Security Principles and approved in advance by the Company).

10.6 **Agency and Security Agent fee**

The Company shall pay (or procure there is paid) to:

(a) the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter; and

(b) the Security Agent (for its own account) a security agency fee in the amount and at the times agreed in a Fee Letter,

provided that, in each case, such fee shall not be payable if the Issue Date does not occur.

10.7 **OID Fee**

The Company shall pay (or procure there is paid) to the Agent (for the account of the Original Note Purchasers) an original issue discount fee in the amount and at the times agreed in a Fee Letter provided that such fee shall not be payable if the Issue Date does not occur.

11. **INFORMATION UNDERTAKINGS**

The undertakings in this Condition 11 remain in force from the Signing Date for so long as any amount is outstanding under the Note Documents.

11.1 **Reporting**

The Company shall comply with the information undertakings set out in Schedule 3 (*Information Undertakings*).

11.2 **Provision and contents of Compliance Certificate**

(a) The Company shall supply a Compliance Certificate to the Agent within 10 Business Days of the end of each Month.

(b) Each Compliance Certificate shall set out (in reasonable detail) computations as to compliance with Condition 12 (*Financial Covenants*) and a six-month prospective cash flow and liquidity forecast for the Group.

(c) Each Compliance Certificate shall be signed by one authorised signatory of the Company.

11.3 **Information: miscellaneous**

The Company shall, or shall procure that another member of the Group will, supply to each Note Purchaser:

(a) at the same time as they are dispatched, copies of all documents dispatched by the Company to its shareholders generally (or any class of them) or dispatched by the Company or any Obligors to its creditors generally (or any class of them) by reason of financial difficulty;

(b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group or its assets, and which are reasonably likely to be adversely determined, and if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(c) promptly on request, such further information regarding the financial condition of the Group and/or any member of the Group as a Note Purchaser may reasonably request; and

(d) promptly upon request by the Agent (on the instructions of Note Purchasers together holding a majority in aggregate principal amount of the Notes) and otherwise within 10 Business Days of the end of each Month, a reasonably detailed breakdown of the Collateral Value referred to in the most recent Compliance Certificate delivered by the Company in respect of the Loan to Value covenant contained in Condition 12.2 (*Loan to Value*), broken down between relevant assets and jurisdictions in form and substance similar to the information provided to the Original Note Purchasers relating to such assets prior to the Issue Date (and provided that on request by the Agent (on the instructions of the Majority Note Purchasers, acting reasonably) the Company shall be required to engage a third party valuer or advisor in connection therewith subject to such valuer or advisor agreeing reasonably satisfactory engagement terms with the Company including as to fees).

11.4 Notification of default

(a) Each Obligor shall notify each Note Purchaser of any Default that is continuing (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b) Promptly upon a request by a Note Purchaser (if it has reasonable grounds for believing that a Default is continuing), the Company shall supply to the Note Purchasers a certificate signed by one authorised signatory on its behalf certifying that, so far as it is aware, no Default is continuing (or, if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

11.5 "Know your customer" checks

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Issue Date;

(ii) any change in the status of an Obligor or the composition of the shareholders of an Obligor after the Issue Date; or

(iii) a proposed transfer by a Note Purchaser of any of its rights and/or obligations under the Note Documents prior to such transfer,

obliges any Note Purchaser (or, in the case of paragraph (iii) above, any prospective new Note Purchaser) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information required by it is not otherwise available to it, each Obligor shall promptly upon the request of any Note Purchaser supply, or procure the supply of, such documentation and other evidence as is reasonably requested by any Note Purchaser (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Note Purchaser) in order for such Note Purchaser or, in the case of the event described in paragraph (iii) above, any prospective new Note Purchaser to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Note Documents.

(b) The Company shall, by not less than 5 Business Days' prior written notice to the Note Purchasers, notify the Note Purchasers of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Condition 16 (*Changes to the Obligors*).

(c) Following the giving of any notice pursuant to paragraph (b) above, if the accession of such Additional Obligor obliges any Note Purchaser to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of any Note Purchaser supply, or procure the supply of, such documentation and other evidence as is reasonably requested by any Note Purchaser (for itself or on behalf of any prospective new Note Purchaser) in order for such Note Purchaser or any prospective new Note Purchaser to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to the Notes as an Additional Obligor.

11.6 Public Information

(a) Notwithstanding anything to the contrary in any Note Document (including, without limitation, all notices delivered pursuant to Condition 11.3 hereof):

(i) if any document, information or notification which the Issuer or other Obligor is required to provide or deliver under these Conditions or any other provisions in a Note Document may be regarded as (or is or is likely to constitute or contain) Material Non-Public Information (each a "**Communication**"), the Issuer shall first notify the Agent in writing that such a Communication which that Issuer or Obligor is required to deliver contains (or is or is likely to constitute or contain) Material Non-Public Information. Any Note Party shall have the right to inform the Issuer whether it wishes to receive such Communication and instruct the Issuer to whom such Communication shall be delivered;

(ii) if a Note Party has refused to receive such Material Non-Public Information, the Obligors shall be obliged to deliver the Communication only to the extent that it does not contain Material Non-Public Information;

(iii) if a Note Party directs the Issuer to deliver any Material Non-Public Information, or does not confirm to the Issuer whether it wishes to receive the relevant Communication pursuant to paragraph (i) above, the Obligors shall not be obliged to share any Material Non-Public Information with any Note Party if the Issuer in good faith determines that such sharing of Material Non-Public Information will result in a breach of any law or regulation or similar rule to which it is subject that restricts sharing of the Material Non-Public Information; and

(iv) in each case, no Default or Event of Default will arise by virtue of any Obligor failing to deliver any such information or Communication to any Note Party in the absence of a notification from such Note Party that it wishes to receive the relevant Communication under paragraph (i) above or if such Note Party shall have given a notification to the Issuer under paragraph (ii) above or if such delivery will result in a breach of any law or regulation or similar rule to which it is subject that restricts sharing of the Material Non-Public Information.

(b) For the purpose of this Condition:

"Material Non-Public Information" means any information in relation to the Issuer or the Group that has not been disseminated in a manner making it available to investors generally (including, without limitation, in the most recent annual or interim report of the Issuer) and which constitutes material non-public information or inside information as defined in any law or regulation or similar rule (including any listing rules or regulations of any applicable securities exchange).

12. FINANCIAL COVENANTS

12.1 Financial definitions

In these Conditions:

"Collateral Value" means, as at any date of determination, the aggregate of the face value of all Trade Receivables which are not Ineligible Receivables in each case expressed in the Base Currency, and if any such amount is not denominated in the Base Currency, notionally converted into the Base Currency in accordance with Condition 12.3 (*Financial testing*).

"Loan to Value" means, at any time:

(a) the aggregate principal amount of the Notes outstanding at such time (excluding for this purpose any Notes deemed to be issued, or any other capitalisation of PIK Margin, pursuant to Condition 2.1(b)(iv)(ii)), less the face value of all cash and Cash Equivalents standing to the credit of each Pledged Account (or any other

cash or securities account acceptable to the Security Agent and which is subject to Transaction Security);

as a percentage of:

(b) the aggregate Collateral Value at that time.

12.2 **Loan to Value**

The Issuer shall ensure that the Loan to Value does not, as at 5:00 p.m. on the last Business Day of any Month following the Issue Date, exceed 35% (as evidenced in the relevant Compliance Certificate).

12.3 **Financial testing**

(a) The financial covenant set out in Condition 12.2 (*Loan to Value*) shall be calculated in accordance with the Accounting Principles (except as expressly included or excluded in the relevant definitions) (with any impact from purchase price accounting being excluded).

(b) When calculating the financial covenant set out Condition 12.2 (*Loan to Value*) including any calculation of any amount referred to therein or in any definition used therein or related thereto, the equivalent to an amount in the Base Currency shall be calculated using the rate of exchange based on the average foreign exchange rate published for the first Business Day of the following month by any central bank, federal reserve bank or similar person, including for the avoidance of doubt (i) the *PTAX 800 option 5* rate published by the Central Bank of Brazil, and (ii) the *Tasa Representativa del Mercado* published by the Central Bank of Colombia, or, if such rates are not available, any other foreign exchange rate from a third party source, in each case reasonably selected by Company for the purchase of the relevant currency with the Base Currency in an appropriate foreign exchange market on the date on which that covenant is to be tested.

12.4 **Equity Cure**

(a) No Default, Event of Default or other non-compliance will occur under or in respect of Condition 12.2 (*Loan to Value*) above if on or prior to the date on which the Compliance Certificate setting out the relevant covenant calculations is required to be delivered (the "**Cure Period**"), either:

(i) the Issuer redeems (or issues an irrevocable notice to redeem) Notes in accordance with Condition 4.1 (*Optional redemption*); and/or

(ii) a member of the Group (x) deposits additional cash and/or Cash Equivalents into any Pledged Account, and/or (y) creates Transaction Security over accounts receivable,

in each case in an amount at least sufficient to ensure that the financial covenant in Condition 12.2 (*Loan to Value*) would be complied with if tested again on the last day of the relevant Month in respect of which the relevant failure to comply occurred (the "**Cure

Amount" and such date the "**Test Date**") on the basis that the full amount of any Notes so redeemed and any increase to the amount of Collateral Value or reduction in the Loan to Value shall be treated as having been redeemed or increased or reduced (as the case may be) immediately prior to the testing of the financial covenant on the Test Date (a "**Cure Right**") and with any other non-compliance with that financial covenant occurring between the Test Date and the date on which the Cure Amount is so applied being deemed to be automatically cured at such time.

(b) In relation to any Cure Right so exercised prior to the date of delivery of the relevant Compliance Certificate for the Test Date the Compliance Certificate for the relevant Month shall set out the revised financial covenant by giving effect to the Cure Right under this Condition 12.4 and confirming that such Cure Amounts have been provided.

(c) Notwithstanding any other term of the Note Documents, if the financial covenant in Condition 12.2 (*Loan to Value*) has been breached on any Test Date, but is complied with when tested on the next subsequent Test Date, then the relevant failure to comply or prior breach of the financial covenant set out in Condition 12.2 (*Loan to Value*) shall be treated as having been cured and shall not (or be deemed to) directly or indirectly constitute, or result in, a Default, Event of Default or other breach of any representation, warranty, undertaking or other term in the Note Documents.

(d) Each of the Agent and the Security Agent (and to the extent applicable, each Note Purchaser) agrees to execute any amendment, extension or supplement to any Transaction Security Document (or any new Transaction Security Document) which is reasonably required by an Obligor in furtherance of the exercise of the Cure Right, within 1 Business Day of being presented with a draft for execution of such document in customary form. Notwithstanding the foregoing, if any Note Party does not execute such document when required, the relevant assets of the Obligors which are intended to become subject to the Transaction Security by virtue of execution of that document shall automatically and immediately be deemed to be subject to the Transaction Security for all purposes under the Note Documents.

13. GENERAL UNDERTAKINGS

The undertakings in this Condition 13 remain in force from Signing Date for so long as any amount is outstanding under the Note Documents.

13.1 General undertakings

Each Obligor shall comply with the covenants set out in Schedule 4 (*General Undertakings*).

13.2 Authorisations

Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(a) enable it to perform its obligations under the Note Documents to which it is a party;

(b) ensure (subject to the Legal Reservations and Perfection Requirements) the legality, validity and enforceability in all material respects and admissibility in evidence of any Note Document to which it is a party; and

(c) carry on its business where failure to do so has or could reasonably be expected to have a Material Adverse Effect.

13.3 **Compliance with laws**

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply has a Material Adverse Effect.

13.4 **Centre of Main Interest**

Each Obligor shall not take any positive action to deliberately change the location of its Centre of Main Interest, for the purposes of the Regulation where that change would be reasonably likely to be materially adverse to the interests of the Note Parties.

13.5 **Anti-Corruption law and Sanction**

(a) Each Obligor shall (and the Company shall ensure that each other member of the Group will):

(i) conduct its businesses in compliance with applicable Anti-Corruption Laws and applicable Sanctions; and

(ii) maintain policies and procedures reasonably designed to promote and achieve compliance with such applicable Anti-Corruption Laws and applicable Sanctions.

(b) Each Obligor shall (and the Company shall ensure that each other member of the Group will) procure that, so far as it is able, any director or officer acting on behalf of the foregoing, is not a Sanctioned Person and does not act on behalf of a Sanctioned Person in violation of any Sanctions.

(c) Each Obligor shall (and the Company shall ensure that each other member of the Group will):

(i) not use any revenue or benefit derived from any activity or dealing with a Sanctioned Person or in a Sanctioned Country in discharging any obligation due or owing to the Note Purchasers to the extent that such activity or dealing is not permitted pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any European Union Member State, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority; and

(ii) to the extent permitted by law as soon as reasonably practicable after becoming aware of them supply to the Agent reasonable details of any claim, action, suit, proceedings or investigation that is formally commenced against it with respect to Sanctions by any applicable Sanctions Authority.

(d) Each Obligor shall not (and the Company shall ensure that no member of the Group will):

(i) permit or authorise any other person to, directly or, to the Obligors' best knowledge, indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Notes or other transactions contemplated by the Notes Documents to fund any trade, business or other activities:

(A) involving or for the benefit of any Sanctioned Person or in any Sanctioned Country in breach of Sanctions applicable to it or any Note Party; or

(B) any other manner that could reasonably be expected to result in it or any Note Party being in breach of any applicable Sanctions or becoming a Sanctioned Person; or

(ii) directly or, to the Obligors' best knowledge, indirectly, use the proceeds of any Loan (or lend, contribute or otherwise make available such proceeds to any person) in furtherance of an offer, payment, promise to pay, or authorisation of the payment or giving of money, or anything else of value, to any person in violation of any applicable Anti- Corruption Laws.

(e) Each Obligor shall (and the Company shall procure that each other member of the Group will):

(i) use all reasonable endeavours to ensure compliance with Sanctions; and

(ii) to the extent permitted by law and promptly upon becoming aware of them, supply to the Agent details of any claim, action, suit, proceedings or investigations against it or any other member of the Group with respect to Sanctions.

(f) This Condition 13.5 shall not be interpreted or applied in relation to it, any Holding Company, any Obligor, any member of the Group or any Note Party to the extent that the obligations under this Condition 13.5 would violate or expose such entity or any directors, officer or employee thereof to any liability under any applicable anti-boycott or blocking law, regulation or statute that is in force from time to time in the European Union (and/or any of its member states) or the United Kingdom that are applicable to such entity (including EU Regulation (EC) 2271/96).

(g) This Condition 13.5 shall not be interpreted or applied in relation to it, any Holding Company, any Obligor, any member of the Group or any Note Party to the extent that the obligations under this Condition 13.5 would prevent the Obligor from engaging in business, transactions, activities or other conduct pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any

European Union Member State, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority.

13.6 Trade Receivables

Each Covenant Obligor shall:

(a) notify the Trade Debtors under the Trade Receivables of the creation of Transaction Security thereon in the manner and within the period required under the laws and regulations of the relevant Covered Jurisdiction or otherwise as customary;

(b) collect any amount owed under the Trade Receivables in a timely manner and in accordance with the terms of relevant Trade Agreement, without giving any grace period or deferment for payment which is not contemplated under such Trade Agreement unless with the prior written consent of the Security Agent.

(c) promptly notify the Security Agent of any claim filed by any Trade Debtors or by any third party in connection therewith.

(d) not change any bank account with which amounts arising under the Trade Receivables and collected are deposited without the prior written consent of the Security Agent.

13.7 Further assurance

(a) Subject to the Agreed Security Principles and the terms of the Transaction Security Documents, each Obligor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i) to perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Agent or the Note Parties provided by or pursuant to the Note Documents or by law; and/or

(ii) following the occurrence of a Declared Default, to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b) Subject to the Agreed Security Principles and the terms of the Transaction Security Documents, each Obligor shall take all such action reasonably requested of it by the Security Agent (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Transaction Security conferred or intended to be conferred on the Security Agent or the Note Parties by or pursuant to the Note Documents.

(c) In relation to any provision of the Note Documents which requires the Obligors to deliver any document for the purposes of granting any guarantee or Security for the benefit of all or any of the Note Parties, the Security Agent agrees to execute as soon as reasonably practicable any such agreed form document which is presented to it for execution.

13.8 **Restructurings**

(a) For so long as any member of the AHG is the registered holder of 2026 Notes in an aggregate amount of that AHG member in excess of $5,000,000 (a "**Qualifying AHG Member**"), the Company or any Obligor shall, in connection with any liability management transaction, exchange offer, workout, scheme, plan for the financial restructuring of the Group, or any other similar restructuring transaction, in each case in relation to the 2026 Notes, or entering into a lock up agreement (or similar agreement) relating to any such restructuring transaction, exchange offer, workout, scheme, plan or issuing a practice statement letter relating to a scheme of arrangement, restructuring plan (or similar process in any jurisdiction) for the restructuring of the 2026 Notes (any "**Restructuring**"), (i) offer each Qualifying AHG Member the opportunity to participate in that Restructuring on the same terms, or more favorable terms to that Qualifying AHG Member, as offered to other holders of the 2026 Notes and (ii) to the extent the Company engages in Restructuring discussions with holders of the 2026 Notes, to invite the Qualifying AHG Members the opportunity to participate in the same discussions, and provide the same information to the Qualifying AHG Members on a substantially contemporaneous basis.

(b) In connection with any Restructuring, the Company will not take any action that would reasonably be expected to breach or be inconsistent with this undertaking.

13.9 **Exchange Transactions**

(a) The Company shall use reasonable endeavours to effect an uptiering exchange (whether by way of an open market purchase or another method acceptable to the Note Purchasers that, after consultation, indicate they may participate in such transaction ("**Participating Note Purchasers**") and the Company) (an "**Exchange**") to the maximum extent permitted by applicable law and without being reasonably likely to result in violation of the 2026 Indenture and/or the SSRCF Financing Documents and/or the Note Documents and solely to the extent that the Company is satisfied that to do so would not give rise to a material risk of liability or sanction on any member of the Group or its Holding Companies, or any of their respective directors, officers, employees, shareholders or affiliates.

(b) An Exchange shall provide for up to $57,600,000 of Replacement Securities (as defined below), but which shall be reduced to the lower of:

(i) the sum of (A) the aggregate principal amount of Initial Notes already funded to the Company (in each case ignoring Notes issued in respect of PIK Margin), and (B) the net cash proceeds received by the Company in respect of the sale of any Delayed Draw Notes already issued by the Company; and

(ii) such lesser amount as is reasonably determined by the Company and the Participating Note Purchasers and their advisors to be permitted under applicable law and without violation of the 2026 Indenture and/or the SSRCF Financing Documents),

(the "**Exchange Cap**") of 2026 Notes being rolled into, refinanced by or otherwise converted into or exchanged for either (x) Exchange Notes offered hereunder or (y) participations in credit facilities or new notes or other securities offered by a member of the Group which will constitute Super Senior Liabilities (under and as defined in the Intercreditor Agreement) in each case with economic terms including fees, interest, original issue discount and warrant entitlement that is no greater than the 2026 Notes (each "**Replacement Securities**"), and otherwise on terms reasonably satisfactory to the Company and any Participating Note Purchasers.

(c) Any Exchange shall be offered to all Note Purchasers that executed or acceded to the Note Purchase Agreement which hold 2026 Notes on the same terms, and shall provide for each participating Note Purchaser that executed or acceded to the Note Purchase Agreement which hold 2026 Notes holding Notes at the time of the Exchange (each a "**Participating Holder**") the right to exchange its 2026 Notes for Replacement Securities up to (in the case of a Participating Holder's Initial Notes) the principal amount of those Initial Notes (ignoring any Notes issued in satisfaction of PIK Margin) or (in the case of a Participating Holder's Delayed Draw Notes) the amount of net cash proceeds provided to the Group by that Participating Holder pursuant to its participation in the Delayed Draw Notes, up to an aggregate amount not to exceed the Exchange Cap.

(d) To the extent the Exchange Cap is exceeded by take up by Note Purchasers pursuant to the above, each Note Purchaser's right to participate shall be scaled back accordingly on a pro rata basis.

(e) Each Note Purchaser which is a member of the AHG (an "**AHG Member**") may either elect to take up its right to Exchange or to allocate its proportional right to participate to any Affiliate or Related Fund other Participating Holder (or their Affiliate or Related Fund) which is also an AHG Member, and if no Participating Holder (or Affiliate or Related Fund) which is an AHG Member elects to take up those rights then such rights shall be offered to Note Purchasers which are Non-AHG Members (or their Affiliates or Related Funds) on a pro rata basis. If any such rights offered to Non-AHG Members are not taken up following such offer they shall be irrevocably waived.

(f) Each Note Purchaser which is not a member of the AHG (a "**Non-AHG Member**") may either elect to take up the right to Exchange or to allocate its proportional right to participate to any Affiliate or Related Fund or other Participating Holder which is also a Non-AHG Member, and if no Participating Holder or their Affiliate or Related Fund) which is a Non-AHG Member elects to take up those rights then such rights shall be offered to Note Purchasers which are AHG Members (or their Affiliates or Related Funds) on a pro rata basis. If any such rights offered to AHG Members are not taken up following such offer they shall be irrevocably waived.

(g) In connection with any Exchange (but subject to the foregoing), the Company also agrees to use reasonable efforts to provide Liens over additional available unencumbered assets of the Group to secure the Notes to the extent that to do so could not reasonably be expected to adversely impact the operation of the business of any Obligor or the Group.

(h) In connection with an Exchange, the Company will (x) use commercially reasonable efforts (i) to support, implement and pursue any Exchange on the terms proposed in connection with such Exchange, including by negotiating any definitive documents in good faith, and (ii) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of an Exchange contemplated herein, take all steps reasonably necessary and desirable to address any such impediment, (y) not take any action, and not encourage any other person or entity to, take any action, directly or indirectly, that would reasonably be expected to, breach or be inconsistent with this undertaking, or take any other action, directly or indirectly, that would reasonably be expected to interfere with the acceptance or implementation of an Exchange, and (z) negotiate in good faith and use commercially reasonable efforts to execute and deliver any appropriate additional or alternative agreements to address any legal, financial, or structural impediment to the Exchange or that are necessary to effectuate the Exchange and consider in good faith all reasonable actions necessary or reasonably requested by the AHG and any Participating Holders.

13.10 Receivables Facility

(a) The AHG shall have the right, by notice to the Company, to make an offer to the Company to refinance and replace in full the factoring facility provided under a factoring line agreement entered into on 5 February 2023 between Contact US Teleservices Inc and Prestige Capital Finance LLC (the "**Receivables Facility**") with replacement financing provided by the AHG on terms which are no less favourable to the Company and the Group as those to which the Receivables Facility is subject (a "**Receivables Refinancing**" and such offer a "**Receivables Refinancing Offer**") (provided that such Receivables Refinancing would not result in any incremental cost or penalty, including any make whole, prepayment premium, break cost or similar, to the Company or another Group member, unless such costs and penalties are financed with the proceeds of such Receivables Refinancing to the reasonable satisfaction of the Company).

(b) If the AHG makes a Receivables Refinancing Offer in accordance with paragraph (a) above, the Company shall use all reasonable endeavours to promptly execute binding financing documentation for that Receivables Refinancing and, upon receipt of the proceeds thereof, to apply such proceeds in repayment in full of the Receivables Facility.

13.11 Use of Proceeds

The Company shall apply the proceeds of the issuance of the Notes for the purposes set out in Use of Proceeds (as defined in the Note Purchase Agreement).

14. **EVENTS OF DEFAULT**

Each of the events or circumstances set out in this Condition 14 (save for Condition 14.7 (*Acceleration*)) and in Schedule 5 (*Events of Default*) is an Event of Default.

14.1 **Misrepresentation**

Any representation or statement made or deemed to be made by an Obligor in the Note Documents or in any other document delivered by or on behalf of an Obligor under or in connection with any Note Document is or proves to have been incorrect or misleading in any material respect, when made or deemed to be made, unless the underlying circumstances causing such misrepresentation (if capable of remedy) are remedied within thirty (30) days of the earlier of the date the applicable Obligor became aware of the misrepresentation and the date of the Agent giving notice to the Company of such misrepresentation.

14.2 **Financial covenant**

Any requirement of Condition 12.2 (*Loan to Value*) is not satisfied (subject to the Cure Right and the expiry of the applicable Cure Period) as evidenced by the relevant Compliance Certificate, or the Company fails to deliver any Compliance Certificate when required by these Conditions, provided that no Event of Default shall (a) occur if the relevant non-compliance is cured under Condition 12.4 (*Equity Cure*), or (b) be deemed to have occurred to the extent there are no Notes outstanding at the end of such Cure Period.

14.3 **Warrant Instrument**

Holdco does not comply with any of its obligations contained in the Warrant Agreement, except to the extent that such failure to comply is capable of remedy and is remedied within 30 days of the earlier of the date Holdco became aware of such failure and the date any Note Purchaser (in its role as a holder of Warrants) gave notice to Holdco and the Company of such failure.

14.4 **Unlawfulness and invalidity**

(a) It is or becomes unlawful for an Obligor to perform any of its obligations under the Note Documents or for Holdco to perform any of its obligations under the Warrant Agreement or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective and this individually or cumulatively materially and adversely affects the interests of the Note Parties under the Note Documents.

(b) Any obligation or obligations of any Obligor under any Note Documents or of Holdco under the Warrant Agreement are not or cease to be (subject to the Legal Reservations and Perfection Requirements) legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Note Parties under the Note Documents.

(c) No Event of Default will occur under this Condition 14.4 (*Unlawfulness and invalidity)* unless the circumstances described in paragraphs (a) to (b) are capable of remedy and are not remedied within thirty (30) days of the Agent giving notice to the Company.

14.5 **Repudiation and rescission of agreements**

(a) An Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Note Document or any of the Transaction Security or Holdco rescinds or purports to rescindor repudiates or purports to repudiate the Warrant Agreement.

(b) Any Affiliate of an Obligor challenges, rescinds, repudiates, or purports to repudiate any aspect of these Notes, their terms or the ability of members of the Group to enter into these Notes and the Notes Documents.

14.6 **AHG Covenants and Undertakings**

Any Obligor fails to comply with any of its obligations under (a) Condition 13.8 (*Restructurings*), (b) Condition 13.9 (*Exchange Transactions*), or (c) Condition 13.10 (*Receivables Facility*), except to the extent that such failure in respect of Condition 13.10 (*Receivables Facility*) is capable of remedy and is remedied within 30 days of the earlier of the date the applicable Obligor became aware of such failure and the date of the Agent giving notice to the Company of such failure.

14.7 **Acceleration**

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by (x) the Majority Note Purchasers with respect to an Event of Default other than an Event of Default arising under Clause 14.6 (*AHG Covenants and Undertakings*) or (y) the AHG with respect to an Event of Default arising under paragraphs (a) or (c) of Clause 14.6 (*AHG Covenants and Undertakings*), by notice to the Company:

(a) declare that all or part of the Notes, together with accrued interest, and all other amounts accrued or outstanding under the Note Documents (including any premium) be immediately due and payable, at which time they shall become immediately due and payable;

(b) declare that all or part of the Notes be payable on demand, at which time they shall immediately become payable on demand by the Agent;

(c) cancel any available commitment (including, for the avoidance of doubt, any then outstanding DD Commitments) under the Note Documents at which time each such commitment shall immediately be cancelled and cease to be available for further utilisation); or

(d) exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Note Documents.

If the Notes are accelerated or otherwise become due prior to the stated maturity of the Notes, in each case, as a result of an Event of Default (including, but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the amount of principal of, accrued and unpaid interest and any premium on the Notes that becomes due and payable shall equal the redemption price applicable with respect to an optional redemption of the Notes, in effect on the date of such acceleration as if such acceleration were an optional redemption of the Notes accelerated. Without limiting the generality of the foregoing, it is understood and agreed that if the Notes are accelerated or otherwise become due prior to the stated maturity of the Notes, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the premium applicable with respect to an optional redemption of the Notes (which, for all purposes of the paragraphs under "Events of Default," shall be understood to include the applicable redemption price) will also be due and payable as though the Notes were optionally redeemed and shall constitute part of the obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each holder's lost profits as a result thereof. Any premium payable above shall be presumed to be the liquidated damages sustained by each holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. The premium shall also be payable in the event the Notes (and/or any Note Document) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium is reasonable and is the product of an arm's length transaction between sophisticated business entities, ably represented by counsel; (B) the premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Note Purchasers and the Company giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the premium to Note Purchasers as herein described is a material inducement to Note Purchasers to purchase the Notes.

15. CHANGES TO THE NOTE PURCHASERS

15.1 Assignments and transfers by the Note Purchasers

Subject to this Condition 15, a Note Purchaser (the "**Existing Note Purchaser**") may:

(a) assign any of its rights;

(b) transfer by novation any of its rights and obligations; or

(c) sub-participate or enter into any other agreement or arrangement having an economic effect substantially similar to a sub-participation of any of its obligations (a "**Sub-Participation**"),

under any Note Document to any other person in compliance with applicable law and regulation (the "**New Note Purchaser**").

Notwithstanding anything to the contrary in these Conditions, subject to compliance with Section 11(b) (*Conditions subsequent*) of Schedule 4 (*General Undertakings*), the Notes shall be in global form and shall be subject to the applicable rules and procedures of the Clearing Systems (as defined in Section 11(b) (*Conditions subsequent*) of Schedule 4 (*General Undertakings*)).

15.2 **Conditions of transfer**

(a) Up to (and including) the Issue Date, the prior written consent of the Company (in its sole discretion) is required for any assignment, transfer or Sub-Participation made by an Existing Note Purchaser.

(b) Following the Issue Date, any Existing Note Purchaser may make an assignment or transfer or Sub-Participation in accordance with Condition 15.1 (*Assignments and transfers by the Note Purchasers*).

(c) A transfer will only be effective if the procedure set out in Condition 15.4 (*Procedure for transfer*) is complied with.

(d) If:

(i) a Note Purchaser assigns or transfers any of its rights or obligations under the Note Documents or changes the jurisdiction in which it is resident for tax purposes; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Note Purchaser or Note Purchaser in the new jurisdiction in which it is resident for tax purposes under Condition 7 (*Tax Gross-Up and Indemnities*),

then the New Note Purchaser or Note Purchaser in the new jurisdiction in which it is resident for tax purposes is only entitled to receive payment under that Condition to the same extent as the Existing Note Purchaser or Note Purchaser in the previous jurisdiction in which it was resident for tax purposes would have been if the assignment, transfer or change had not occurred.

(e) A copy of each Confidentiality Undertaking required pursuant to any term of these Conditions (together with any amendments to the Confidentiality Undertaking) shall, unless otherwise agreed by the Company (or unless no information is disclosed to any person under or in reliance on that Confidentiality Undertaking), be provided to the Company within five (5) Business Days of it being agreed (and in any event before any information is disclosed under or in reliance on that Confidentiality Undertaking and

before any agreement or documentation is entered into in relation to any assignment, transfer or Sub-Participation).

(f) Any condition or restriction in this Condition 15 may be waived with the prior consent of the Company and the Majority Note Purchasers.

15.3 **Limitation of responsibility of Existing Note Purchasers**

(a) Unless expressly agreed to the contrary, an Existing Note Purchaser makes no representation or warranty and assumes no responsibility to a New Note Purchaser for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Note Documents, the Transaction Security or any other documents;

(ii) the financial condition of any Obligor;

(iii) the performance and observance by any Obligor or any other member of the Group of its obligations under the Note Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Note Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Note Purchaser confirms to the Existing Note Purchaser, the other Note Purchasers and the Secured Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in the Note Documents and has not relied exclusively on any information provided to it by the Existing Note Purchaser or any other Note Purchaser in connection with any Note Document or the Transaction Security; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Note Documents.

(c) Nothing in any Note Document obliges an Existing Note Purchaser to:

(i) accept a re-transfer or re-assignment from a New Note Purchaser of any of the rights and obligations assigned or transferred under this Condition 15; or

(ii) support any losses directly or indirectly incurred by the New Note Purchaser by reason of the non-performance by any Obligor of its obligations under the Note Documents or otherwise.

15.4 Procedure for transfer

(a) Subject to the conditions set out in Condition 15.1(b) (*Assignments and transfers by the Note Purchasers*) and Condition 15.2 (*Conditions of transfer*) a transfer is effected in accordance with paragraph (b) below when a duly completed Transfer Certificate has been executed by the Existing Note Purchaser, the New Note Purchaser and the Agent has updated the Register accordingly.

(b) On the Transfer Date:

(i) to the extent that in the Transfer Certificate the Existing Note Purchaser seeks to transfer by novation its rights and obligations under the Note Documents and in respect of the Transaction Security each of the Obligors and the Existing Note Purchaser shall be released from further obligations towards one another under the Note Documents and in respect of the Transaction Security and their respective rights against one another under the Note Documents and in respect of the Transaction Security shall be cancelled (being the "**Discharged Rights and Obligations**");

(ii) each of the Obligors and the New Note Purchaser shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Note Purchaser have assumed and/or acquired the same in place of that Obligor and the Existing Note Purchaser;

(iii) the Agent, the Security Agent, the New Note Purchaser and the other Note Purchasers shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Note Purchaser been an Original Note Purchaser with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Security Agent and the Existing Note Purchaser shall each be released from further obligations to each other under the Note Documents; and

(iv) the New Note Purchaser shall become a party as a "Note Purchaser".

15.5 Security over Note Purchasers' rights

In addition to the other rights provided to Note Purchasers under this Condition 15, each Note Purchaser may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Note Document to secure obligations of that Note Purchaser including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) in the case of any Note Purchaser which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of

obligations owed, or securities issued, by that Note Purchaser as security for those obligations or securities,

except that no such charge, assignment or Security shall:

(i) release a Note Purchaser from any of its obligations under the Note Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Note Purchaser as a party to any of the Note Documents; or

(ii) require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Note Purchaser under the Note Documents.

15.6 **Maintenance of Register**

(a) The Agent, acting for this purpose as the agent of the Obligors, shall maintain at an address outside of the United Kingdom:

(i) each Transfer Certificate referred to in Condition 15.4 (*Procedure for transfer*); and

(ii) a register for the recording of the names and addresses of the Note Purchasers and principal amount owing to each Note Purchaser from time to time (the "**Register**") under the Notes, which may be kept in electronic form.

(b) The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Obligors and the Note Purchasers shall treat each person whose name is recorded in the Register as a Note Purchaser hereunder for all purposes of these Conditions. The Register shall be available for inspection by any Obligor at any reasonable time and from time to time upon reasonable prior notice.

(c) Each party to the Note Documents irrevocably authorises the Agent to make the relevant entry in the Register (and which the Registrar shall do promptly) on its behalf for the purposes of this Condition 15.6 without any further consent of, or consultation with, such party.

(d) The Agent shall, upon request by an Existing Note Purchaser or a New Note Purchaser, confirm to that Existing Note Purchaser or New Note Purchaser whether a transfer or assignment from that Existing Note Purchaser or (as the case may be) to that New Note Purchaser has been recorded on the Register (including details of the Notes held by that Existing Note Purchaser or New Note Purchaser).

15.7 **Transfers.**

A Note may be transferred in whole or in part upon surrender of the relevant Note representing that Note, together with the form of transfer attached to the Note (including

any certification as to compliance with restrictions on transfer included in such form of transfer endorsed thereon) (the "**Transfer Form**"), duly completed and executed together with such evidence as Note Purchasers may reasonably require to prove the title of the transferor and the authority of the persons who have executed the Transfer Form. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance not transferred will be delivered by the Company to the transferor in accordance with Condition 15.8. Neither the part transferred nor the balance not transferred may be less than US$200,000.

15.8 **Registration and Delivery of Notes.**

Within three Business Days of the surrender of a Note in accordance with Condition 15.7, the Agent shall register the transfer in question and deliver a new Note to each relevant Note Purchaser at the specified office of such Note Purchaser or (at the request and risk of such relevant Note Purchaser) send it by uninsured first class post (airmail if overseas) to the address specified for the purpose by such relevant Note Purchaser.

15.9 **No Charge.**

The registration of the transfer of a Note shall be effected without charge to the Note Purchaser or transferee thereof, unless required by law.

15.10 **[Reserved]**

15.11 **Conditions on Transfer.**

Transfers of Notes shall be subject to the conditions set forth in Condition 15.2.

15.12 **Lost, Stolen, Mutilated, Defaced or Destroyed Notes.**

Should any Note be lost, stolen, mutilated, defaced or destroyed it may be replaced upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes must be surrendered to the Issuer before replacements will be issued. The Issuer shall cancel and destroy any mutilated or defaced Note so replaced.

16. CHANGES TO THE OBLIGORS

16.1 **Assignment and Transfers by Obligors**

No Obligor or any other member of the Group may assign any of its rights or transfer any of its rights or obligations under the Note Documents (other than as otherwise expressly contemplated by these Conditions).

16.2 **Additional Guarantors.**

(a) Subject to compliance with the provisions of paragraphs (b) and (c) of Condition 11.5 ("*Know your Customer" checks*), the Company may request that any of its wholly owned

Subsidiaries become a Guarantor. That Subsidiary shall become an Additional Guarantor if:

(i) the Company and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Deed substantially in the form set out in Schedule 8 (*Form of Guarantor Accession Deed*) hereto; and

(ii) the Agent has received (or the Majority Note Purchasers have waived the requirement to receive) all of the documents and other evidence listed in Schedule 9 (*Conditions Precedent – Guarantor Accession*) hereto in relation to that Additional Guarantor, each in form and substance satisfactory to the Majority Note Purchasers (acting reasonably).

(b) The Agent shall notify the Company promptly upon being satisfied that it has received (in form and substance reasonably satisfactory to it) or waived the requirement to receive all the documents and other evidence listed in Schedule 9 (*Conditions Precedent – Guarantor Accession*).

17. ROLE OF THE AGENT AND OTHERS

17.1 Appointment of the Agent

(a) Each of the Note Purchasers appoints the Agent to act as its agent and attorney-in-fact under and in connection with the Note Documents.

(b) Each of the Note Purchasers authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities, confirmation, determinations, approvals, satisfactions, opinions and discretions specifically given to the Agent under or in connection with the Note Documents together with any other incidental rights, powers, authorities and discretions expressly including appearing before notaries to grant or execute any public or private deed related to this mandate and, specifically, those deemed necessary or appropriate according to the mandate received (including, but not limited to, documents of amendment or ratification of this Agreement).

(c) A Note Party that cannot authorise or empower, or has not authorised or empowered, the Agent to act on its behalf, irrevocably undertakes to appear and execute with the Agent to enable the Agent to exercise any right, power, authority or discretion vested in it as Agent pursuant to this Agreement and to execute any document or instrument.

(d) In addition, for Mexican law purposes, each Note Purchaser hereby grants to the Agent a *comisión mercantil con representación* in accordance with Articles 273, 274, and other applicable Articles of the Commerce Code (*Código de Comercio*) of Mexico to act on its behalf as its agent in connection with the Note Documents, in the terms and for the purposes set forth in this Condition 17.

17.2 Instructions

(a) The Agent shall:

(i) unless a contrary indication appears in a Note Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A) all Note Purchasers if the relevant Note Document stipulates the matter is an all Note Purchaser decision;

(B) the Super Majority Note Purchasers if the relevant Note Document stipulates the matter is a Super Majority Note Purchaser decision;

(C) the applicable Note Purchasers forming part of an affected class if the relevant Note Documents stipulates the matter is a decision for that affected class of Note Purchasers; and

(D) in all other cases, the Majority Note Purchasers;

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b) The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Note Purchasers (or, if the relevant Note Document stipulates the matter is a decision for any other Note Purchaser or group of Note Purchasers, from that Note Purchaser or group of Note Purchasers) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c) Save in the case of decisions stipulated to be a matter for any other Note Purchaser or group of Note Purchasers under the relevant Note Document and unless a contrary indication appears in a Note Document, any instructions given to the Agent by the Majority Note Purchasers shall override any conflicting instructions given by any other parties and will be binding on all Note Parties save for the Security Agent.

(d) The Agent may refrain from acting in accordance with any instructions of any Note Purchaser or group of Note Purchasers until it has received any indemnification and/or security that it may in its discretion (acting reasonably and in good faith) require for any cost, loss or liability which it may incur in complying with those instructions.

(e) In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Note Purchasers.

(f) The Agent is not authorised to act on behalf of a Note Purchaser (without first obtaining that Note Purchaser's consent) in any legal or arbitration proceedings relating to any Note Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Securityor Transaction Security Documents.

(g) Where the Notes are issued in the Clearing Systems, instructions may be provided to the Agent and the Security Agent in the customary manner using the procedures of the Clearing Systems (as defined in Section 11(b) (*Condition subsequent*) of Schedule 4 (*General Undertakings*)) and/or with proof of holdings in form and substance satisfactory to the Agent and/or Security Agent.

17.3 **Duties of the Agent**

(a) The Agent's duties under the Note Documents are solely mechanical and administrative in nature.

(b) Subject to paragraph (c) below, the Agent shall promptly forward to a Note Party or Obligor the original or a copy of any document which is delivered to the Agent for that Note Party or Obligor by any other person.

(c) Without prejudice to Clause 15.6 (*Maintenance of Register*), paragraph (b) above shall not apply to any Transfer Certificate.

(d) Except where a Note Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Note Party or Obligor.

(e) If the Agent receives notice from a Note Party or Obligor referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Note Parties.

(f) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Note Party (other than the Agent or the Security Agent) under these Conditions it shall promptly notify the other Note Parties.

(g) The Agent shall have only those duties, obligations and responsibilities expressly specified in the Note Documents to which it is expressed to be a party (and no others shall be implied).

(h) The Agent shall provide to the Company within five (5) Business Days of a request by the Company (acting reasonably), a list (which may be in electronic form) setting out the names of the Note Purchasers as at the date of that request, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Note Purchaser for any communication to be made or document to be delivered under or in connection with the Note Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Note Purchaser to whom any communication under or in connection with the Note Documents may be made by that means and the account details of each Note Purchaser for any payment to be distributed by the Agent to that Note Purchaser under the Note Documents.

17.4 No fiduciary duties

(a) Nothing in any Note Document constitutes the Agent as a trustee or fiduciary of any other person.

(b) None of the Agent or the Security Agent shall be bound to account to any Note Purchaser for any sum or the profit element of any sum received by it for its own account.

17.5 Business with the Group

The Agent and the Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Company and any member of the Group.

17.6 Rights and discretions

(a) The Agent and the Security Agent may:

   (i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

   (ii) assume that (A) any instructions received by it from or on behalf of the Majority Note Purchasers, any Note Purchasers or any group of Note Purchasers are duly given in accordance with the terms of the Note Documents, and (B) unless it has received notice of revocation, that those instructions have not been revoked; and

   (iii) rely on a certificate from any person (A) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person, or (B) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b) The Agent and the Security Agent may assume (unless it has received notice to the contrary in such capacity) that:

   (i) no Default has occurred (unless it has actual knowledge of a Default arising under these Conditions);

   (ii) any right, power, authority or discretion vested in any party hereto or any group of Note Purchasers has not been exercised; and

   (iii) any notice or request made by the Company is made on behalf of and with the consent and knowledge of the Company or all the Obligors.

(c) The Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Note Purchasers) if the Agent in its reasonable opinion deems this to be required.

(e) The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Note Party or Obligor) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Agent may act in relation to the Note Documents through its officers, employees and agents and the Agent shall not:

(i) be liable for any error of judgment made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Agent's gross negligence or wilful misconduct.

(g) Unless a Note Document expressly provides otherwise the Agent may disclose to any other Note Party or Obligor any information it reasonably believes it has received as agent under this Agreement.

(h) Without prejudice to the generality of paragraph (g) above, the Agent:

(i) may disclose; and

(ii) on the written request of the Company or the Majority Note Purchasers shall, as soon as reasonably practicable, disclose,

the identity of a Non-Consenting Note Purchaser to the Company and to the other Note Parties.

(i) Notwithstanding any other provision of any Note Document to the contrary, the Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any applicable law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j) Notwithstanding any provision of any Note Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

17.7 **Responsibility for documentation**

None of the Agent and the Security Agent is responsible or liable for:

(a) the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Company, an Obligor or any other person given in or in connection with any Note Document or the transactions contemplated in the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Transaction Security; or

(c) any determination as to whether any information provided or to be provided to any Note Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

17.8 **No duty to monitor**

The Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Note Party or Obligor of its obligations underany Note Document; or

(c) whether any other event specified in any Note Document has occurred.

17.9 **Exclusion of Liability**

(a) Without limiting paragraph (b) below (and without prejudice to any other provision of any Note Document excluding or limiting the liability of the Agent), the Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Note Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct or breach of the Note Documents;

(ii) exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Note Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Note Document or the Transaction Security; or

(iii) without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of (A) any act, event or circumstance not reasonably within its control, or (B) the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Note Party or Obligor (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Note Document and any officer, employee or agent of the Agent may rely on this Condition 17.9 subject to Condition 1.6 (*Third party rights*) and the provisions of the Third Parties Act.

(c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Note Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d) Nothing in this Agreement shall oblige the Agent to carry out:

(i) any "know your customer" or other checks in relation to any person; or

(ii) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Note Purchaser,

on behalf of any Note Purchaser and each Note Purchaser confirms to the Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent.

(e) Without prejudice to any provision of any Note Document excluding or limiting the Agent's liability, any liability of the Agent arising under or in connection with any Note Document or the Transaction Security shall be limited to the amount of actual loss which has been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

17.10 **Note Purchaser's indemnity to the Agent**

(a) Each Note Purchaser shall (in proportion to its share of the aggregate Notes then outstanding or, if there are no Notes outstanding, to its share of the aggregate Notes outstanding immediately prior to their reduction to zero) indemnify the Agent, within three (3) Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Condition 20.13 (*Disruption to Payment Systems etc.*) notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Note Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Note Document).

(b) Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Note Purchaser for any payment that Note Purchaser makes to the Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Note Purchaser claims reimbursement relates to a liability of the Agent to an Obligor.

17.11 **Resignation of the Agent**

(a) The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Note Purchasers and the Company.

(b) Alternatively the Agent may resign by giving thirty (30) days' notice to the Note Purchasers and the Company, in which case the Majority Note Purchasers (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom).

(c) If the Majority Note Purchasers have not appointed a successor Agent in accordance with paragraph (b) above within twenty (20) days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom).

(d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Note Documents.

(e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Note Documents (other than its obligations under paragraph (d) above) but shall remain entitled to the benefit of Condition 8.3 (*Indemnity to the Agent*) and this Condition 17 (and any agency fees for the account of the retiring

Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Note Parties and Obligors shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Note Purchaser or Obligor as the case may be.

(g) After consultation with the Company, the Majority Note Purchasers may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

(h) The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Note Documents, either:

(i) the Agent fails to respond to a request under Condition 7.9 (*FATCA Information*) and the Company or a Note Purchaser reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii) the information supplied by the Agent pursuant to Condition 7.9 (*FATCA Information*) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii) the Agent notifies the Company and the Note Purchasers that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Company or a Note Purchaser reasonably believes that a Note Party or Obligor will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Note Purchaser, by notice to the Agent, requires it to resign.

17.12 **Replacement of the Agent**

(a) After consultation with the Company, the Majority Note Purchasers may, by giving thirty (30) days' notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Note Purchasers) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom).

(b) The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Note Purchasers) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Note Documents.

(c) The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Note Purchasers to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Note

Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of Condition 8.3 (*Indemnity to the Agent*) and this Condition 17 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d) Any successor Agent and each of the other Note Parties and Obligors shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Note Party or Obligor.

17.13 **Confidentiality**

(a) In acting as agent for the Note Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Note Document to the contrary, the Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

17.14 **Relationship with the Note Purchasers**

(a) The Agent may treat the person shown in its records as Note Purchaser at the opening of business (in the place of the Agent's principal office as notified to the Note Parties from time to time) as the Note Purchaser:

(i) entitled to or liable for any payment due under any Note Document on that day; and

(ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Note Document made or delivered on that day,

unless it has received not less than five (5) Business Days' prior notice from that Note Purchaser to the contrary in accordance with the terms of this Agreement.

(b) Each Note Purchaser shall supply the Agent with any information that the Security Agent may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Note Purchaser shall deal with the Security Agent exclusively through the Agent and shall not deal directly with the Security Agent.

(c) Any Note Purchaser may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or dispatched to that

Note Purchaser under the Note Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 22.4 (*Electronic communication*)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Note Purchaser for the purposes of Clause 22.2 (*Addresses*) and paragraph (a)(iii) of Clause 22.4 (*Electronic communication*) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Note Purchaser.

17.15 Credit appraisal by the Note Purchasers

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Note Document, each Note Purchaser confirms to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Note Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Transaction Security;

(c) whether that Note Party has recourse, and the nature and extent of that recourse, against any Note Party or Obligor or any of their respective assets under or in connection with any Note Document, the Transaction Security, the transactions contemplated by the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or Transaction Security;

(d) the adequacy, accuracy and/or completeness of any information provided by the Agent, any Obligor or by any other person under or in connection with any Note Document, the transactions contemplated by the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

17.16 Deduction from amounts payable by the Agent

If any Note Party or Obligor owes an amount to the Agent under the Note Documents the Agent may, after giving notice to that Note Party or Obligor, deduct an amount not

exceeding that amount from any payment to that Note Party or Obligor which the Agent would otherwise be obliged to make under the Note Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Note Documents that Note Party or Obligor shall be regarded as having received any amount so deducted.

17.17 **Reliance and engagement letters**

Each Note Party and Secured Party confirms that the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters, certificates or reports already accepted by the Agent) the terms of any reliance letter, hold harmless letter or engagement or similar letters relating to any reports, certificates or letters provided by accountants, auditors, legal counsels or other persons in connection with the Note Documents or the transactions contemplated in the Note Documents and to bind it in respect of the reports, certificates or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualificationsset out in such letters.

18. **THE SECURITY AGENT**

18.1 **Security Agent as trustee**

(a) The Security Agent declares that it holds the Charged Property on trust for the Secured Parties on the terms contained in these Conditions.

(b) Each other Note Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Note Documents together with any other incidental rights, powers, authorities and discretions.

18.2 **Instructions**

(a) The Security Agent shall:

(i) subject to paragraph (d), exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Majority Note Purchasers; and

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b) The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Note Purchasers as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c) Save in the case of decisions stipulated to be a matter for any other Note Purchaser or group of Note Purchasers under these Conditions and unless a contrary intention appears

in these Conditions, any instructions given to the Security Agent by the Majority Note Purchasers shall override any conflicting instructions given by any other parties and will be binding on all Secured Parties.

(d) Paragraph (a) above shall not apply:

(i) where a contrary indication appears in these Conditions;

(ii) where these Conditions requires the Security Agent to act in a specified manner or to take a specified action; or

(iii) in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, Condition 18.5 *(No duty to account)* to Condition 18.10 *(Exclusion of liability)*, Condition 18.13 (*Confidentiality*) to Condition 18.19 (*Custodians and nominees*) and Condition 18.22 (*Acceptance of title*) to Condition 18.25 (*Disapplication of Trustee Acts*).

(e) In exercising any discretion to exercise a right, power or authority under the Note Documents where either:

(i) it has not received any instructions as to the exercise of that discretion; or

(ii) the exercise of that discretion is subject to paragraph (d),

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(f) The Security Agent may refrain from acting in accordance with any instructions of any Note Purchaser or group of Note Purchasers until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Note Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(g) Without prejudice to the remainder of this Condition 18.2, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

18.3 **Duties of the Security Agent**

(a) The Security Agent's duties under the Note Documents are solely mechanical and administrative in nature.

(b) The Security Agent shall promptly:

(i) forward to the Agent a copy of any document received by the Security Agent from any Obligor under any Note Document; and

(ii) forward to a Note Party or Obligor the original or a copy of any document which is delivered to the Security Agent for that person by any other party.

(c) Except where a Note Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(d) If the Security Agent receives notice from a party referring to any Note Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Note Purchasers.

(e) The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Note Documents to which it is expressed to be a party (and no others shall be implied).

18.4 **No fiduciary duties to Obligors**

Nothing in these Conditions constitutes the Security Agent as an agent, trustee or fiduciary of any Obligor.

18.5 **No duty to account**

The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

18.6 **Business with the Debtors**

The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Obligor or other member of the Group.

18.7 **Rights and discretions**

(a) The Security Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that:

(i) any instructions received by it from the Majority Note Purchasers, any Note Purchasers or any group of Note Purchasers are duly given in accordance with the terms of the Note Documents;

(ii) unless it has received notice of revocation, those instructions have not been revoked; and

(iii) if it receives any instructions to act in relation to the Transaction Security, all applicable conditions under the Note Documents for so acting have been satisfied; and

(iii) rely on a certificate from any person:

(i) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (i) above, may assume the truth and accuracy of that certificate.

(b) The Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the Secured Parties) that:

(i) no Default has occurred;

(ii) any right, power, authority or discretion vested in any party or any group of Note Purchasers has not been exercised; and

(iii) any notice made by a Obligor is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by any Note Purchaser) if the Security Agent in its reasonable opinion deems this to be desirable.

(e) The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Security Agent, any Receiver and any Delegate may act in relation to the Note Documents and the Charged Property through its officers, employees and agents and shall not:

(i) be liable for any error of judgement made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct.

(g) Unless these Conditions expressly specifies otherwise, the Security Agent may disclose to any other Note Party or Obligor any information it reasonably believes it has received as security trustee under these Conditions.

(h) Notwithstanding any other provision of any Note Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i) Notwithstanding any provision of any Note Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

18.8 Responsibility for documentation

None of the Security Agent, any Receiver or any Delegate is responsible or liable for:

(a) the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, an Obligor or any other person in or in connection with any Note Document or the transactions contemplated in the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document; or

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document, the Charged Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Charged Property; or

(c) any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

18.9 No duty to monitor

The Security Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any party of its obligations under any Note Document; or

(c) whether any other event specified in any Note Document has occurred.

18.10 **Exclusion of liability**

(a) Without limiting paragraph (b) below (and without prejudice to any other provision of any Note Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Note Document or the Charged Property unless directly caused by its gross negligence or wilful misconduct;

(ii) exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Note Document, the Charged Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Note Document or the Charged Property;

(iii) any shortfall which arises on the enforcement or realisation of the Charged Property; or

(iv) without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(i) any act, event or circumstance not reasonably within its control; or

(ii) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Note Party or Obligor (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Note Document or any Charged Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this paragraph (b) subject to Condition 1.6 (*Third Party Rights*) and the provisions of the Third Parties Act.

(c) Nothing in these Conditions shall oblige the Security Agent to carry out:

(i) any know your customer or other checks in relation to any person; or

(ii) any check on the extent to which any transaction contemplated by these Conditions might be unlawful for any Note Purchaser,

on behalf of any Note Purchaser and each Note Purchaser confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(d) Without prejudice to any provision of any Note Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Note Document or the Charged Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

18.11 Note Purchasers' indemnity to the Security Agent

(a) Each Note Purchaser shall (in proportion to its share of the aggregate Notes then outstanding or, if there are no Notes outstanding, to its share of the aggregate Notes outstanding immediately prior to their reduction to zero), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Note Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Note Document).

(b) Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Note Purchaser for any payment that Note Purchaser makes to the Security Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Note Purchaser claims reimbursement relates to a liability of the Security Agent to an Obligor.

18.12 Resignation of the Security Agent

(a) The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Note Purchasers and the Company.

(b) Alternatively the Security Agent may resign by giving 30 days' notice to the Note Purchasers and the Company, in which case the Majority Note Purchasers may appoint a successor Security Agent.

(c) If the Majority Note Purchasers have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent (after consultation with the Agent) may appoint a successor Security Agent.

(d) The retiring Security Agent shall, at its own cost, make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Note Documents and transferring its role as Security Agent and its interest in the Transaction Security to that successor.

(e) The Security Agent's resignation notice shall only take effect upon:

(i) the appointment of a successor; and

(ii) the transfer of all the Charged Property to that successor.

(f) Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Note Documents (other than its obligations under paragraph (b) of Condition 18.23 (*Winding up of trust*) and paragraph (d) above) but shall remain entitled to the benefit of this Condition (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor Security Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor Security Agent had been an original Party.

(g) The Majority Note Purchasers may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Company.

18.13 **Confidentiality**

(a) In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Note Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii)

any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

18.14 **Information from the Note Purchasers**

Each Note Purchaser shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

18.15 **Credit appraisal by the Secured Parties**

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Note Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Note Document including but not limited to:

(a) the financial condition, status and nature of each Obligor;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document, the Charged Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Charged Property;

(c) whether that Secured Party has recourse, and the nature and extent of that recourse, against any Note Party or Obligor or any of its respective assets under or in connection with any Note Document, the Charged Property, the transactions contemplated by the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Charged Property;

(d) the adequacy, accuracy or completeness of any information provided by the Security Agent, any Note Party or Obligor or by any other person under or in connection with any Note Document, the transactions contemplated by any Note Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of, the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the assets subject to the Transaction Security.

18.16 **Reliance and engagement letters**

The Security Agent may obtain and rely on any certificate or report from any Obligor's auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor's liability and the extent to which that certificate or report may be relied on or disclosed).

18.17 No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the assets subject to the Transaction Security;

(b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Note Document or the Transaction Security;

(c) register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Note Document or of the Transaction Security;

(d) take, or to require any Obligor to take, any step to perfect its title to any of the assets subject to the Transaction Security or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e) require any further assurance in relation to any Transaction Security Document.

18.18 Insurance by Security Agent

(a) The Security Agent shall not be obliged:

  (i) to insure any of the assets subject to the Transaction Security;

  (ii) to require any other person to maintain any insurance; or

  (iii) to verify any obligation to arrange or maintain insurance contained in any Note Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b) Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Note Purchasers request it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.

18.19 Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian these Conditions or any document relating to the trust created under these Conditions and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by

reason of the misconduct, omission or default on the part of any person appointed by it under these Conditions or be bound to supervise the proceedings or acts of any person.

18.20 **Delegation by the Security Agent**

(a) Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b) That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c) No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

18.21 **Additional Security Agents**

(a) The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i) if it considers that appointment to be in the interests of the Secured Parties;

(ii) for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii) for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Company and the Note Purchasers of that appointment.

(b) Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Note Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c) The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of these Conditions, be treated as costs and expenses incurred by the Security Agent.

18.22 **Acceptance of title**

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Obligor may have to any of the assets subject to the

Transaction Security and shall not be liable for, or bound to require any Obligor to remedy, any defect in its right or title.

18.23 Winding up of trust

If the Security Agent, with the approval of the Agent, determines that:

(a) all of the Notes and all other obligations secured by the Transaction Security Documents have been fully and finally discharged; and

(b) no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Note Documents,

then:

(i) the trusts set out in these Conditions shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Transaction Security Documents; and

(ii) any Security Agent which has resigned pursuant to Condition 18.12 (*Resignation of the Security Agent*) shall release, without recourse or warranty, all of its rights under each Transaction Security Document.

18.24 Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Note Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

18.25 Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by these Conditions. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of these Conditions, the provisions of these Conditions shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of these Conditions shall constitute a restriction or exclusion for the purposes of that Act.

18.26 Parallel Debt (Covenant to Pay the Security Agent)

(a) Subject to each applicable limitation set out in Condition 3 (*Guarantees*), each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent, as creditor in its own right and not as representative of the other Secured Parties, amounts equal to, and in

the currency of, any amounts owing from time to time by that Obligor to any Secured Party under any Note Document, as and when those amounts are due.

(b) Each Obligor and the Security Agent acknowledge that the obligations of each Obligor under paragraph (a) above are several and are separate and independent from, and shall not in any way limit or affect, the corresponding obligations of that Obligor to any other Secured Party under any Note Document (its "**Corresponding Debt**") nor shall the amounts for which each Obligor is liable under paragraph (a) above (for the purposes of this paragraph (b), its "**Parallel Debt**") be limited or affected in any way by its Corresponding Debt, **provided that** notwithstanding any other provision of this Agreement or the Note Documents:

(i) the Parallel Debt of each Obligor shall be automatically decreased and discharged to the extent that its Corresponding Debt has been irevocably paid or (in the case of guarantee obligations) discharged;

(ii) the Corresponding Debt of each Obligor shall be automatically decreased and discharged to the extent that its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged;

(iii) the amount of the Parallel Debt of an Obligor shall at all times be equal to the amount of its Corresponding Debt; and

(iv) the aggregate amount outstanding owed by the Obligors under the Note Documents (including under this Condition 18.26) at any time shall not exceed the amount of the Corresponding Debt at that time.

(c) For the purpose of this Condition 18.26, the Security Agent acts in its own name and not as a trustee, and its claims in respect of the Parallel Debt shall not be held on trust. The Security Agent shall have its own independent right to demand payment of the amounts payable by each Obligor under this Condition 18.26. The Transaction Security granted under the Transaction Security Documents to the Security Agent to secure the Parallel Debt is granted to the Security Agent in its capacity as creditor of the Parallel Debt and shall not be held on trust.

(d) All moneys received or recovered by the Security Agent pursuant to this Condition 18.26, and all amounts received or recovered by the Security Agent from or by the enforcement of any Transaction Security granted to secure the Parallel Debt, shall be applied in accordance with Condition 18.27 (*Order of Application*).

(e) Without limiting or affecting the Security Agent's rights against the Obligors (whether under this Condition 18.26 or under any other provision of any Note Document), each Obligor acknowledges that:

(i) nothing in this Condition 18.26 shall impose any obligation on the Security Agent to advance any sum to any Obligor or otherwise under any Note Document, except, if applicable, in its capacity as a Secured Party; and

(ii) for the purpose of any vote taken under any Note Document, the Security Agent shall not be regarded as having any participation or commitment other than, if applicable, those which it has in its capacity as a Secured Party.

18.27 **Order of application**

Subject to Condition 18.28 (*Prospective liabilities*), all amounts from time to time received or recovered by the Security Agent or any Receiver or Delegate pursuant to the terms of any Note Document or in connection with the realisation or enforcement of all or any part of any security created by the Transaction Security Documents (for the purposes of this Condition, the "**Recoveries**") will be held by the Security Agent to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause), in the following order:

(a) in or towards payment of any sums owing to the Security Agent, the Agent, any Receiver or any Delegate;

(b) in or towards payment of all costs and expenses incurred by the Security Agent or any other Secured Party in connection with any realisation or enforcement of the Transaction Security Documents in accordance with the terms of the Note Documents; and

(c) in payment to the Agent for application in accordance with the Conditions.

18.28 **Prospective liabilities**

After enforcement of any security created by the Transaction Security Documents, the Security Agent may, in its discretion, hold any amount of the Recoveries in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with any financial institution (including itself or any other Note Party) and for so long as the Security Agent thinks fit (the interest being credited to the relevant account) for later application under Condition 18.27 (*Order of application*) in respect of:

(a) any sum payable to the Security Agent, the Agent, any Receiver or any Delegate; and

(b) any part of the obligations and liabilities secured by the Transaction Security Documents,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future. The Security Agent must act in good faith when holding any Recoveries under this Clause.

18.29 **Investment of proceeds**

Except as otherwise provided in any Transaction Security Document, the Security Agent may:

(a) invest any Recoveries in the name of, or under the control of, the Security Agent in any investment for the time being authorised by English law for the investment by trustees of trust money or in any other investments which may be selected by the Security Agent acting on the instructions of the Agent (itself acting with the consent of the Majority Note Purchasers); or

(b) place any Recoveries on deposit in the name of, or under the control of, the Security Agent at any bank or institution (including itself or any other Note Purchaser or Secured Party) and on such terms as the Security Agent may agree.

19. SHARING AMONG THE NOTE PURCHASERS

19.1 Payments to Note Parties

(a) If a Note Party (a "**Recovering Note Party**") receives or recovers (including by way of set-off) any amount from an Obligor other than in accordance with Condition 20 (*Rights and Payments*) (a "**Recovered Amount**") and applies that amount to a payment due under the Note Documents then:

(i) the Recovering Note Party shall, within three (3) Business Days, notify details of the receipt or recovery, to the Agent;

(ii) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Note Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Condition 20 (*Rights and Payments*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii) the Recovering Note Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Note Party as its share of any payment to be made, in accordance with Condition 20.8 (*Partial payments*).

19.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Note Parties (other than the Recovering Note Party) (the "**Sharing Note Parties**") in accordance with Condition 20.8 (*Partial payments*) towards the obligations of that Obligor to the Sharing Note Parties.

19.3 Recovering Note Party's rights

On a distribution by the Agent under Condition 18.2 (*Redistribution of payments*) of a payment received by a Recovering Note Party from an Obligor, as between the relevant Obligor and the Recovering Note Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor unless and to the

extent such treatment would otherwise be prohibited by any limitation set out in Condition 3 (*Guarantees*).

19.4 **Reversal of redistribution**

If any part of the Sharing Payment received or recovered by a Recovering Note Party becomes repayable and is repaid by that Recovering Note Party, then:

(a) each Sharing Note Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Note Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Note Party for its proportion of any interest on the Sharing Payment which that Recovering Note Party is required to pay) (the "**Redistributed Amount**"); and

(b) as between the relevant Obligor and each relevant Sharing Note Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor, unless and to the extent such treatment would otherwise be prohibited by any limitation set out in Condition 3 (*Guarantees*).

19.5 **Exceptions**

(a) This Condition 19 shall not apply to the extent that the Recovering Note Party would not, after making any payment pursuant to this Condition, have a valid and enforceable claim against the relevant Obligor.

(b) A Recovering Note Party is not obliged to share with any other Note Party any amount which the Recovering Note Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(A) it notified the other Note Party of the legal or arbitration proceedings; and

(B) the other Note Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

20. **RIGHTS AND PAYMENTS**

20.1 **Note Purchaser's rights and obligations**

(a) The obligations of each Note Purchaser under the Note Documents are several. Failure by a Note Purchaser to perform its obligations under the Note Documents does not affect the obligations of any other party under the Note Documents. No Note Purchaser is responsible for the obligations of any other Note Purchaser under the Note Documents.

(b) The rights of each Note Purchaser under or in connection with the Note Documents are separate and independent rights and any debt arising under the Note Documents to a Note Purchaser from an Obligor shall be a separate and independent debt.

(c) A Note Purchaser may, except as otherwise stated in the Note Documents, separately enforce its rights under the Note Documents.

20.2 **Obligors' Agent**

(a) Each Obligor (other than the Company) by its execution of the Note Purchase Agreement or an Accession Deed irrevocably appoints the Company to act on its behalf as its agent in relation to the Note Documents and irrevocably authorises:

  (i) the Company on its behalf to supply all information concerning itself contemplated by the Note Documents to the Note Purchasers and to give all notices and instructions, to execute on its behalf any Accession Deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

  (ii) each Note Purchaser to give any notice, demand or other communication to that Obligor pursuant to the Note Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication and each Note Purchaser may rely on any action taken by the Company on behalf of that Obligor;

(b) Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Note Document on behalf of another Obligor or in connection with any Note Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Note Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

20.3 **Payments to the Agent**

(a) On each date on which an Obligor or a Note Purchaser is required to make a payment under a Note Document, that Obligor or Note Purchaser shall make the same available to the Agent (unless a contrary indication appears in a Note Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Agent specifies by not less than five (5) Business Days' notice.

20.4 **Distributions by the Agent**

Each payment received by the Agent under the Note Documents for another Note Party or Obligor shall, subject to Condition 20.5 (*Distributions to an Obligor*) and Condition 20.6 (*Clawback*) be made available by the Agent as soon as practicable after receipt to the Note Party or Obligor entitled to receive payment in accordance with these, to such account as that Note Party or Obligor may notify to the Agent by not less than five (5) Business Days' notice with a bank in the principal financial centre of the country of that currency.

20.5 **Distributions to an Obligor**

The Agent may (with the consent of the Obligor or in accordance with Condition 21 (*Set-Off*)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Note Documents or in or towards purchase of any amount of any currencyto be so applied.

20.6 **Clawback**

(a) Where a sum is to be paid to the Agent under the Note Documents for another party thereto, the Agent is not obliged to pay that sum to that other party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Agent pays an amount to another party to the Note Documents and it proves to be the case that the Agent had not actually received that amount, then the party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

20.7 **Impaired Agent**

(a) If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Note Purchaser which is required to make a payment under the Note Documents to the Agent in accordance with Condition 20.3 (*Payments to the Agent*) may instead either pay that amount direct to the required recipient or pay that amount to an interest- bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of "Acceptable Bank" and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Note Purchaser making the payment and designated as a trust account for the benefit of the party or parties beneficially entitled to that payment under the Note Documents. In each case such payments must be made on the due date for payment under the Note Documents.

(b) All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c) A party which has made a payment in accordance with this Condition 20.7 shall be discharged of the relevant payment obligation under the Note Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d) Promptly upon the appointment of a successor Agent in accordance with Condition 17.12 (*Replacement of the Agent*), each party which has made a payment to a trust account in accordance with this Condition 20.7 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Condition 20.4 (*Distributions by the Agent*).

20.8 **Partial payments**

(a) If the Agent receives a payment for application against amounts due in respect of any Note Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Note Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Note Documents in the following order:

   (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Security Agent under those Note Documents;

   (ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Note Documents;

   (iii) thirdly, in or towards payment pro rata of any principal due but unpaid under those Note Documents; and

   (iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Note Documents.

(b) The Agent shall, if so directed by the Majority Note Purchasers, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

20.9 **Set-off by Obligors**

(a) All payments to be made by an Obligor under the Note Documents shall be calculated and be made, save to the extent contemplated in Condition 4.2 (*Deemed Repayment on Conversion*), without (and free and clear of any deduction for) set-off or counterclaim.

(b) The Agent shall not be liable in any way for any action taken by it pursuant to paragraph (a) above and, for the avoidance of doubt, the provisions of Condition 17.9 (*Exclusion of Liability*) shall apply in relation thereto.

20.10 **Business Days**

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar Month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under the Note Documents interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

20.11 **Currency of account**

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Note Document.

(b) A redemption of a Note or Unpaid Sum or a part of a Note or Unpaid Sum shall be made in the currency in which that Note or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred (unless otherwise agreed with the party to which such payment is to be made).

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

20.12 **Change of currency**

(a) Unless otherwise prohibited by law, if a single currency or currency unit becomes the lawful currency of two or more countries or if a single currency or currency unit ceases to be the lawful currency of one or more country or if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Note Documents to, and any obligations arising under the Note Documents in, the currency of that country (or, as the case may be, the relevant single currency) shall be translated into, or paid in, the currency or currency units of that country designated by the Agent (after consultation with the affected Note Purchasers and the Company and in each case acting reasonably); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank or as otherwise imposed by law for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably), or at such other rate as may be

agreed by the Company and the Agent (each acting reasonably, in good faith and in accordance with the provisions of sub-paragraph (i) above).

(b) Without prejudice to paragraph (a) above, if a change in any currency of any relevant country occurs (or if a single currency or currency unit ceases to be the lawful currency of one or more country) after the date of this Agreement, the Note Documents will be amended to the extent to which the Agent, acting reasonably and in good faith and after consultation with the Company, determines to be necessary to satisfy the requirements of, and reflect the matters contemplated by, paragraph (a) above, to reflect the change in currency or any generally accepted financial conventions and market practice in the relevant interbank market relating to dealing in any new currency and, in each case, so far as is reasonably practicable, to put the Obligors in no worse a position than that which they would have been had such change or event not taken place. Any such changes agreed upon in writing by the Agent and the Company shall be binding upon the Note Parties and the Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Note Documents notwithstanding the provisions of Condition 26 (*Amendments And Waivers*).

20.13 **Disruption to Payment Systems etc.**

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a) the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Notes as the Agent may deem necessary in the circumstances;

(b) the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion (acting reasonably and in good faith), it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c) the Agent may consult with the Note Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d) any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Note Documents notwithstanding the provisions of Condition 26 (*Amendments And Waivers*);

(e) the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Condition 20.13; and

(f) the Agent shall notify the Note Parties of all changes agreed pursuant to paragraph (d) above.

21. SET-OFF

Provided that an Event of Default has occurred and is continuing, a Note Party may set-off any matured obligation due from an Obligor under the Note Documents (to the extent beneficially owned by that Note Party) against any matured obligation owed by that Note Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Note Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off (observing in relation to a Brazilian Guarantor, the applicable Brazilian foreign exchange and regulatory rules).

22. NOTICES

22.1 Communications in writing

Any communication to be made under or in connection with the Note Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

22.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with the Note Documents is:

(g) in the case of the Company, that identified in the Note Purchase Agreement;

(h) in the case of each Note Purchaser, that identified in the Note Purchase Agreement, or in the case of any additional Note Purchaser, notified in writing to the Company on or prior to the date on which it becomes a Note Purchaser;

(i) in the case of the Agent or Security Agent, that identified in the Note Purchase Agreement,

or any substitute address, fax number or department or officer as the party may notify to the other parties by not less than five Business Days' notice.

22.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Note Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Condition 22.2 (*Addresses*), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Agent or Security Agent will be effective only when actually received by the Agent or Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent or Security Agent's signature in the Note Purchase agreement (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c) The Company may make and/or deliver as agent of each Obligor notices and/or requests on behalf of each Obligor.

(d) Any communication or document made or delivered to the Company in accordance with this Condition 22.3 will be deemed to have been made or delivered to each of the Obligors.

22.4 **Electronic communication**

(a) Any communication to be made between any two parties under or in connection with the Note Documents may be made by electronic mail or other electronic means, to the extent that those two parties:

(i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii) notify each other of any change to their address or any other such information supplied by them.

(b) Any electronic communication made between those two parties will be effective only when actually received in readable form and in the case of any electronic communication made by a party to the Agent or Security Agent only if it is addressed in such a manner as the Agent or Security Agent shall specify for this purpose.

22.5 **Use of websites**

(a) The Company may satisfy its obligation under these Conditions to deliver any information in relation to those Note Purchasers (the "**Website Note Purchasers**") who accept this method of communication (and each Note Purchaser shall be deemed to accept this method of communication unless it has expressly notified the Agent to the contrary) by posting (either directly or by way of another Note Party posting) this information onto an

electronic website designated by the Company and the Agent (the "**Designated Website**") if:

(i) the Agent expressly agrees that it will accept communication of the information by this method;

(ii) both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii) the information is in a format previously agreed between the Company and the Agent.

If any Note Purchaser (a "**Paper Form Note Purchaser**") does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall, at its own cost, supply the information to the Paper Form Note Purchaser in paper form.

(b) The Agent shall supply each Website Note Purchaser with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(c) The Company (or the Note Party operating the Designated Website) shall promptly upon becoming aware of its occurrence notify the Agent (unless the Agent is operating the Designated Website) if:

(i) the Designated Website cannot be accessed due to technical failure;

(ii) the password specifications for the Designated Website change;

(iii) any new information which is required to be provided under these Conditions is posted onto the Designated Website;

(iv) any existing information which has been provided under these Conditions and posted onto the Designated Website is amended; or

(v) the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Company under these Conditions after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Note Purchaser is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d) Any Website Note Purchaser may request through the Agent one paper copy of any information required to be provided under these Conditions which is posted onto the

Designated Website. The Company shall at its own cost comply with any such request within ten Business Days of receiving written details thereof from the Agent.

22.6 **English language**

(a) Any notice given under or in connection with any Note Document must be in English.

(b) All other documents (other than the constitutional documents of any Obligor) provided under or in connection with any Note Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent (acting reasonably), accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

23. CALCULATIONS AND CERTIFICATES

23.1 **Accounts**

In any litigation or arbitration proceedings arising out of or in connection with a Note Document, the entries made in the accounts maintained by a Note Party are prima facie evidence of the matters to which they relate.

23.2 **Certificates and determinations**

(a) Any certification or determination by a Note Party of a rate or amount under any Note Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

(b) Where any person gives a certificate on behalf of any parties to the Note Documents pursuant to any provision thereof and such certificate proves to be incorrect, the individual shall incur no personal liability in consequence of such certificate being incorrect save where such individual acted fraudulently in giving such certificate (in which case any liability of such individual shall be determined in accordance with applicable law).

23.3 **Day count convention**

Any interest, commission or fee accruing under a Note Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days or, in any case where the practice in the relevant interbank market differs, in accordance with that market practice.

24. PARTIAL INVALIDITY

If, at any time, any provision of the Note Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or

enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

25. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Note Purchaser or Secured Party, any right or remedy under the Note Documents shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Note Documents. No election to affirm any of the Note Documents on the part of any Note Purchaser shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Note Document are cumulative and not exclusive of any rights or remedies provided by law.

26. AMENDMENTS AND WAIVERS

26.1 Required consents

(a) Subject to Condition 26.2 (*Exceptions*) any term of the Note Documents may be amended or waived only with the consent of the Majority Note Purchasers and the Company and any such amendment or waiver will be binding on all parties thereto.

(b) The Agent (or, if applicable, the Security Agent) may effect, on behalf of any Note Party, any amendment, waiver, consent or release permitted by this Condition 26 and any amendment waiver, consent or release made or effected in accordance with the provisions of this Condition 26, or in accordance with any other term of these Conditions or any other Note Documents shall, in each case, be binding on all parties. In the event that any of the Note Parties is not entitled to grant to the Agent the authority referred to in this Agreement it shall be obliged to appear with the Agent, upon the request of the Agent, to formalise any actions or measures that are required. By virtue of this Agreement, each of the Note Parties shall be obliged to cooperate with the Agent, including to participate in the negotiation and execution of the documents, either in public or private that may be required for the execution and effectiveness of the provisions contained in this Agreement.

(c) Each Note Party irrevocably and unconditionally authorises and instructs the Agent without any further consent, sanction, authority or further confirmation from them (for the benefit of the Agent and the Company) to execute any documentation relating to a proposed amendment or waiver as soon as the requisite Note Purchaser consent is received in accordance with this Condition 26 (or on such later date as may be agreed by the Agent and Company). Without prejudice to the foregoing, the Note Parties shall enter into any documentation necessary to implement an amendment or waiver once that amendment or waiver has been approved by the requisite number of Note Purchasers determined in accordance with this Condition 26 (or on such later date as may be agreed by the Agent and Company).

(d) The Company may effect, as agent of each Obligor, any amendment or waiver permitted by this Condition 26 and each Obligor agrees to any such amendment or waiver permitted by this Condition 26 which is agreed to by the Company. This includes any amendment

or waiver which would, but for this paragraph (d), require the consent of all of the Guarantors.

26.2 **Exceptions**

(a) Other than as provided in the following paragraphs of this Condition 26.2:

(i) an amendment, consent or waiver that has the effect of changing or which relates to:

(A) the definition of "Majority Note Purchasers" or "Super Majority Note Purchasers" in Condition 1.1 (*Definitions*);

(B) any provision which expressly requires the consent of all the Note Purchasers;

(C) Condition 20.1 (*Note Purchasers' rights and obligations*) and paragraph (f) of Condition 15.2 (*Conditions of transfer*); or

(D) any redenomination into another currency of any Note;

(E) a reduction in the Applicable Rate, Cash Margin or PIK Margin or a reduction in the amount of any payment of principal, interest, fees or commission or other amount owing or payable to a Note Purchaser under the Note Documents;

(F) any extension to the date of payment of any amount owing or payable to a Note Purchaser under the Note Documents;

(G) any change in the currency of any payment of principal, interest, fees, commission or other amount owing or payable to a Note Purchaser under the Note Documents;

(H) any amendment (including by way of consent or waiver) to the order of priority of payments in respect of the Notes or any subordination of any claims of Note Purchasers under the Note Documents in respect of Notes;

(I) Condition 19 (*Sharing among the Note Purchasers*); or

(J) this Condition 26,

shall not be made without the prior consent of all the Note Purchasers.

(ii) an amendment or waiver that has the effect of changing or which relates to:

(A) (other than as expressly permitted by the provisions of any Note Document) the nature or scope of:

(1) the guarantee and indemnity granted under Condition 3 (*Guarantee and Indemnity*);

(2) the Charged Property; or

(3) the manner in which the proceeds of enforcement of the Transaction Security are distributed, or

(B) the release of all or substantially all of:

(1) any guarantee and indemnity granted under Condition 3 (*Guarantee and Indemnity*); or

(2) any Transaction Security;

(C) the list of permitted jurisdictions of Successor Companies contained in Section 8(a)(1) of Schedule 4 (*General Undertakings*);

(D) Condition 12.2 and the financial definitions set out in Condition 12.1;

(E) any amendment, consent or waiver that will, or would have the effect of, subordination of payment rights or priorities, or Lien rights or priority (including in respect of any *pro rata* sharing of payments or waterfall provisions in any Note Document), of any Note Purchaser relative to any other Note Purchaser; or

(F) any amendment, consent or waiver that will, or would have the effect of, establishing a senior priority, whether in right of payment, Lien priority (including in respect of any pro rata sharing of payments or waterfall provisions), of the claims hereunder and the other Note Documents relative to the claims and Liens of the holders or lenders under other Indebtedness of the Issuer or its Affiliates or Subsidiaries, including, without limitation, any amendments, consents or waivers to permit transactions that will, or would have the effect of, any of the foregoing,

shall not be made without the prior consent of the Super Majority Note Purchasers, in each case, unless, in the case of any matter referred to in sub-paragraphs (A) or (B) above:

(1) that release is conditional upon or is to become effective on or following the prepayment and cancellation in full of all amounts due and owing under the Note Documents;

(2) such release is required to effect, implement or facilitate any disposal or similar transaction permitted under these Conditions (a "**Permitted Disposal**") or any Permitted Transaction and, in the case of a Permitted Disposal of assets (including for the avoidance of doubt, any shares in an Obligor or a Holding Company of an

Obligor) over which Transaction Security is to be released, the Security Agent shall release any guarantees and Transaction Security granted by (and over the shares in) that Obligor **provided that** if the Disposal is not consummated new Transaction Security is immediately granted over the assets which were released from such Transaction Security;

(3) the guarantee and indemnity granted by an Obligor which is to be released is being released pursuant to a Permitted Disposal of the shares in that Obligor (or that Obligor's Holding Company) pursuant to paragraph (2) above; or

(4) that release is required to implement or facilitate a Permitted Disposal, (provided that, where applicable, any such release shall be without prejudice to any obligation under these Conditions to provide replacement Security),

where no consent for that release shall be required and the Secured Parties shall (on the request and at the cost of the Company) execute any release documents required by the Company.

(b) An amendment or waiver which relates to the recovery and application of proceeds under, or any waiver of prepayments required under, Condition 5 (*Mandatory Redemption*) shall only require the consent of the Majority Note Purchasers, **provided that** if any amount has become due and payable to a Note Purchaser under Condition 5 (*Mandatory redemption*), the right of that Note Purchaser to that redemption may only be waived with the consent of that Note Purchaser.

(c) An Event of Default or Default may be waived with the consent of the Majority Note Purchasers, **provided that** no payment Event of Default may be waived without the consent of each Note Purchaser to which the relevant overdue payment is still owing. Any notice, demand, declaration or other step or action taken under or pursuant to Condition 14.7 (*Acceleration*) may be revoked with the consent of the Majority Note Purchasers.

(d) Notwithstanding anything to the contrary in the Note Documents, a Note Purchaser may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights under any Note Document with the consent of the Company.

(e) An amendment or waiver which relates to the rights or obligations of the Agent or Security Agent, may not be effected without the consent of the Agent or Security Agent as applicable.

(f) No amendment or waiver of a term of any Fee Letter or other side letter shall require the consent of any Note Party other than the parties to such Fee Letter or side letter.

(g) Any term of the Note Documents (other than any Fee Letter) may be amended or waived by the Company and the Agent (or, if applicable, the Security Agent) without the consent,

sanction, authority or further confirmation of any other person if that amendment or waiver is:

(i) to cure defects or omissions, resolve ambiguities or inconsistencies (including any manifest error) or reflect changes of a minor, technical or administrative nature;

(ii) reasonably required by the Company in order to comply with the terms of Section 11(b) (*Conditions Subsequent*) of Schedule 4 (*General Undertakings*);

(iii) consequential on, incidental to, or required to implement an approved amendment, waiver, consent or release provided that such waiver or amendment does not adversely affect the interests of the other Note Purchasers whose consent is not required for the applicable amendment;

(iv) to update any reference to the quantum of Notes in these Conditions to reflect the aggregate quantum of Notes issued (or to be issued) on the Issue Date; or

(v) otherwise for the benefit of all of the Note Purchasers.

(h) The Company may, by notice to the Agent, request that the provisions of the Note Documents are amended in order to provide for a "bankruptcy remote" financing structure or other structure designed to provide for the provision of additional financing to the Group from further investors (including a structure whereby Trade Receivables of the Group and all obligations of the Issuer in respect of the Notes are transferred to a special purpose vehicle or similar bankruptcy remote person) on customary terms for such a financing as reasonably required by the Company (an "**Alternative Financing Structure**"). Upon the giving of such notice each Note Party shall discuss in good faith (acting reasonably) with the Company and, in the case of the Agent and the Security Agent, acting on the instructions of the Super Majority Note Purchasers, agree to such amendments to the Note Documents, as are reasonably required by the Company to provide for that Alternative Financing Structure (which shall include, in the case of an amendment to the Note Documents, an increase in the required Loan to Value percentage for the purpose of Condition 12.2 (*Loan to Value*) to reflect the benefit afforded to Note Purchasers by that Alternative Financing Structure), and shall otherwise be no less favourable to the Company, the Obligors and the Group as those contained in the Note Documents prior to such amendments (the "**Alternative Structure Amendments**").

(i) The Company may, in respect of any request for an amendment, consent or waiver under these Conditions, pay to the Note Purchasers holding Notes prior to any such request (and, for the avoidance of doubt, not any Note Purchasers that may be requested by the Company to accede to the Agreement in connection with any such request, except to the extent the Note Purchasers holding Notes prior to any such request expressly consent in writing) which consent to such request a fee in the amount and at the times agreed between the Company and the relevant Note Purchasers provided that such consent fee is also offered to each other Note Purchaser holding Notes prior to any such request which provides its irrevocable and unconditional consent to such request.

(j) An amendment, consent or waiver that has the effect of changing or which relates to:

(i) the definition of "AHG" in Condition 1.1 (*Definitions*);

(ii) Condition 13.8 (*Restructurings*) and Condition 13.10 (*Receivables Facility*);

(iii) Condition 14.6 (*AHG Covenants and Undertakings*) (other than with respect to Condition 13.9 (*Exchange Transactions*)) or sub-paragraph (y) of Condition 14.7 (*Acceleration*),

shall not be made without the prior consent of the Agent (on the instructions of the AHG) and the Company (and for the avoidance of doubt no consent of any other Note Party shall be required).

26.3 **Non-Responding Note Purchaser ("Snooze you lose")**

(a) Subject to paragraph (b) below, if any Note Purchaser fails to accept or reject a request for a consent, waiver or amendment of or in relation to any of the terms of any Note Document or other vote of Note Purchasers under the terms of these Conditions within fifteen Business Days (unless the Company and the Majority Note Purchasers agree to a longer time period in relation to any request including where such longer time period may be agreed following the submission of such request) of that request being made (such Note Purchaser being a "**Non-Responding Note Purchaser**"), the Non-Responding Note Purchasers' Notes shall not be included for the purpose of calculating the total Notes and the Non-Responding Note Purchaser will not be treated as a Note Purchaser when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of total Notes and/or the number of Note Purchasers has been obtained to approve that request.

(b) Paragraph (a) above shall not apply in relation to any consent, waiver or amendment referred to in paragraph (j) of Condition 26.2 (*Exceptions*).

26.4 **Replacement of Note Purchaser**

(a) If at any time any Note Purchaser becomes a Non-Consenting Note Purchaser then the Company may, on not less than five Business Days prior written notice to such Non-Consenting Note Purchaser:

(i) replace such Non-Consenting Note Purchaser by requiring such Non-Consenting Note Purchaser to (and such Non-Consenting Note Purchaser shall) transfer pursuant to Condition 15 (*Changes to the Note Purchasers*) all (and not part only) of its rights and obligations under the Note Documents to one or more Note Purchasers or other persons (each a "**Replacement Note Purchaser**") selected by the Company (acting reasonably) and which confirms its (or their) willingness to assume and does assume all the obligations of the transferring Note Purchaser for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Note Purchaser's holding of the outstanding Notes and all accrued interest and other amounts payable in relation thereto under the Note Documents in respect of such Notes (the "**Replacement Amount**");

(i) the definition of "AHG" in Condition 1.1 (*Definitions*);

(ii) Condition 13.8 (*Restructurings*) and Condition 13.10 (*Receivables Facility*);

(iii) Condition 14.6 (*AHG Covenants and Undertakings*) (other than with respect to Condition 13.9 (*Exchange Transactions*)) or sub-paragraph (y) of Condition 14.7 (*Acceleration*),

shall not be made without the prior consent of the Agent (on the instructions of the AHG) and the Company (and for the avoidance of doubt no consent of any other Note Party shall be required).

26.3 **Non-Responding Note Purchaser ("Snooze you lose")**

(a) Subject to paragraph (b) below, if any Note Purchaser fails to accept or reject a request for a consent, waiver or amendment of or in relation to any of the terms of any Note Document or other vote of Note Purchasers under the terms of these Conditions within fifteen Business Days (unless the Company and the Majority Note Purchasers agree to a longer time period in relation to any request including where such longer time period may be agreed following the submission of such request) of that request being made (such Note Purchaser being a "**Non-Responding Note Purchaser**"), the Non-Responding Note Purchasers' Notes shall not be included for the purpose of calculating the total Notes and the Non-Responding Note Purchaser will not be treated as a Note Purchaser when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of total Notes and/or the number of Note Purchasers has been obtained to approve that request.

(b) Paragraph (a) above shall not apply in relation to any consent, waiver or amendment referred to in paragraph (j) of Condition 26.2 (*Exceptions*).

26.4 **Replacement of Note Purchaser**

(a) If at any time any Note Purchaser becomes a Non-Consenting Note Purchaser then the Company may, on not less than five Business Days prior written notice to such Non-Consenting Note Purchaser:

(i) replace such Non-Consenting Note Purchaser by requiring such Non-Consenting Note Purchaser to (and such Non-Consenting Note Purchaser shall) transfer pursuant to Condition 15 (*Changes to the Note Purchasers*) all (and not part only) of its rights and obligations under the Note Documents to one or more Note Purchasers or other persons (each a "**Replacement Note Purchaser**") selected by the Company (acting reasonably) and which confirms its (or their) willingness to assume and does assume all the obligations of the transferring Note Purchaser for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Note Purchaser's holding of the outstanding Notes and all accrued interest and other amounts payable in relation thereto under the Note Documents in respect of such Notes (the "**Replacement Amount**");

26.5 Amendments by Security Agent

Unless the provisions of any Note Document expressly provide otherwise, the Security Agent may, if authorised by the Super Majority Note Purchasers and with the consent of the relevant Obligor, amend the terms of, waive any of the requirements of, or grant consents under, any of the Transaction Security Documents, any such amendment, waiver or consent being binding on all the parties to the Note Documents.

26.6 Disenfranchisement of certain Note Purchasers

(a) In ascertaining the Majority Note Purchasers or the Super Majority Note Purchasers or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Notes or the agreement of any specified group of Note Purchasers has been obtained to approve any request for a consent, waiver, amendment or other vote under the Note Documents, the Notes held by an Industry Competitor shall be deemed to be zero. For the avoidance of doubt, this deemed treatment of the Notes shall be for the purpose of consents, waivers, amendments or other votes only.

(b) For the purposes of this Condition, the Agent may assume that no Note Purchasers are Industry Competitors unless the Issuer delivers an officer's certificate to the Agent certifying that the Issuer believes in good faith that there is a reasonable basis to believe a Note Purchaser is an Industry Competitor (with reasonable supporting evidence accompanying that officer's certificate). Notwithstanding the foregoing, (i) in the event that the Notes held by any purported Industry Competitor were disregarded and deemed to be zero, if the relevant consent, waiver, amendment or other vote under the Note Documents would have been approved by the requisite percentage of Notes without taking into account any action, whether consenting, affirmatively not consenting or otherwise, of any Industry Competitor, then such consent, waiver, amendment or other vote shall nonetheless be binding and effective, and (ii) either (x) in the event a court of competent jurisdiction rules that a Note Purchaser is not an Industry Competitor or (y) in the event that such Note Purchaser provides a certification that it is not an Industrial Competitor and provides know-your-client (or substantially similar) information that provides that it does not qualify as a an Industrial Competitor, its Notes shall be deemed at face value and this provision shall not apply to such Note Purchaser.

(c) No Note Purchaser which is an Industry Competitor shall be permitted to attend or participate in any meeting or conference call to which all the Note Purchasers are invited to attend or participate, or be entitled to receive the agenda or any minutes of the same, and shall not be entitled to receive any report or other document prepared by a member of the Group or at the behest of, or on the instructions of, the Agent or one or more of the Note Purchasers.

26.7 Exchange Notes

Each Note Party agrees and acknowledges that in connection with an Exchange, the Company may, with the consent of the Participating Note Purchasers, issue additional notes under the Note Documents in an aggregate principal amount not exceeding the

Exchange Cap ("**Exchange Notes**"). If the Company intends to issue Exchange Notes and the purchasers of such Exchange Notes so agree, each Note Party shall, and agrees and empowers the Agent and the Security Agent to, execute any amendments to the Note Documents (including these Conditions and the Transaction Security Documents) and any further documentation as in each case may be reasonably requested by the Company and are satisfactory to the Participating Note Purchasers in accordance with the terms hereof in order to document the terms of, and the issuance and sale of, those Exchange Notes (as agreed with the purchasers of those Exchange Notes) and to ensure that those Exchange Notes achieve their intended ranking relative to the Notes and that the Transaction Security is shared with the holders of those Exchange Notes on the basis intended (if intended to be so secured).

27. CONFIDENTIALITY

27.1 Confidential Information

Each Note Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Condition 27.2 (*Disclosure of Confidential Information*), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

27.2 Disclosure of Confidential Information

Any Note Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Note Purchaser shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragap (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Note Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Note Documents and/or one or more Obligors

and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by any Note Purchaser or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Note Documents on its behalf;

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (ii) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi) to whom or for whose benefit that Note Purchaser charges, assigns or otherwise creates Security (or may do so) pursuant to Condition 15.5 (*Security over Note Purchasers' rights*);

(vii) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(viii) who is a party to any Note Document;

(ix) with the consent of the Company; or

(x) which is an investor (or may become an investor) in that Note Purchaser,

in each case, such Confidential Information as that Note Purchaser shall (acting in good faith) consider appropriate provided that:

(A) in relation to paragraphs (b)(i), (b)(ii), (b)(iii) and (b)(x) above, the person to whom the Confidential Information is to be given has first entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has first entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Note Purchaser (acting reasonably and in good faith), it is not practicable so to do in the circumstances;

(c) to any person appointed by that Note Purchaser or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Note Documents including without limitation such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers amended to the extent necessary to ensure that it is capable of being relied upon by the Company without requiring its signature and may not be materially amended without the consent of the Company or such other form of confidentiality undertaking agreed between the Company and the relevant Note Purchaser; or

(d) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Note Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

27.3 **Entire agreement**

This Condition 27 (*Confidentiality*) constitutes the entire agreement between the parties to the Note Documents in relation to the obligations of the Note Parties under the Note Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

27.4 **Inside information**

Subject and without prejudice to the provisions of Condition 11.6 (*Public Information*), each of the Note Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Note Parties undertakes not to use any Confidential Information for any unlawful purpose.

27.5 **Notification of disclosure**

Each of the Note Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Condition 27.2 (*Disclosure of Confidential Information*) except where such disclosure is made to any of the persons referred to in that paragraph during the course of its supervisory or regulatory function; and

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Condition 27 (*Confidentiality*).

27.6 **Continuing obligations**

The obligations in this Condition 27 (*Confidentiality*) are continuing and, in particular, shall survive and remain binding on each Note Party for a period of twelve Months from the earlier of:

(a) the date on which all amounts payable by the Obligors under or in connection with the Note Documents have been paid in full; and

(b) the date on which such Note Party otherwise ceases to be a Note Party.

28. COUNTERPARTS

Each Note Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Note Document and a counterpart of a Note Document by email attachment or telecopy shall be an effective mode of delivery.

29. GOVERNING LAW

The Notes (including these Conditions) and any non-contractual obligations arising out of or in connection with them are governed by English law, except for Schedule 3 (*Information Undertakings*), Schedule 4 (*General Undertakings*), Schedule 5 (*Events of Default*) and Schedule 6 (*Certain Definitions*) of these Conditions and any non-contractual obligations arising out of or in connection with those schedules, which shall be interpreted in accordance with the law of the State of New York (without prejudice to the fact that these Notes and Conditions are governed by English law). For the avoidance of doubt, the application of the provisions of article 470-1 to 470-19 (inclusive) of the Luxembourg law on commercial companies, dated August 10, 1915, as amended, is excluded.

27.5 **Notification of disclosure**

Each of the Note Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Condition 27.2 (*Disclosure of Confidential Information*) except where such disclosure is made to any of the persons referred to in that paragraph during the course of its supervisory or regulatory function; and

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Condition 27 (*Confidentiality*).

27.6 **Continuing obligations**

The obligations in this Condition 27 (*Confidentiality*) are continuing and, in particular, shall survive and remain binding on each Note Party for a period of twelve Months from the earlier of:

(a) the date on which all amounts payable by the Obligors under or in connection with the Note Documents have been paid in full; and

(b) the date on which such Note Party otherwise ceases to be a Note Party.

28. COUNTERPARTS

Each Note Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Note Document and a counterpart of a Note Document by email attachment or telecopy shall be an effective mode of delivery.

29. GOVERNING LAW

The Notes (including these Conditions) and any non-contractual obligations arising out of or in connection with them are governed by English law, except for Schedule 3 (*Information Undertakings*), Schedule 4 (*General Undertakings*), Schedule 5 (*Events of Default*) and Schedule 6 (*Certain Definitions*) of these Conditions and any non-contractual obligations arising out of or in connection with those schedules, which shall be interpreted in accordance with the law of the State of New York (without prejudice to the fact that these Notes and Conditions are governed by English law). For the avoidance of doubt, the application of the provisions of article 470-1 to 470-19 (inclusive) of the Luxembourg law on commercial companies, dated August 10, 1915, as amended, is excluded.

SCHEDULE 1
FORM OF COMPLIANCE CERTIFICATE

To: Agent

From: [•]

Dated: [•]

Dear Sirs

Atento Luxco 1 – Terms and Conditions of Fixed Rate Notes 2025 (the "Conditions")

1. We refer to the Conditions. This is a Compliance Certificate. Terms defined in the Conditions have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2. We confirm that on the last day of the Month ending on [•], the Loan to Value at such time [did/did not] exceed 35.0% and the covenant contained in Condition 12.2 (*Loan to Value*) [has/has not] been complied with.

3. We confirm that the Collateral Value on the last day of the Month ending on [●] is equal to [●] and reasonably detailed information regarding the same is attached hereto.

4. We confirm that the Obligors' projected liquidity and cash flows for the period commencing on the date hereof and ending on the date that is six months after the date hereof is as described in the budget attached hereto.

5. [We confirm that no Default has occurred and is continuing.]*

....

for and on behalf of
ATENTO LUXCO 1

NOTES:

* If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

SCHEDULE 2
AGREED SECURITY PRINCIPLES

Section 1. Agreed Security Principles.

(a) The guarantees and security to be provided under the Note Documents will be given in accordance with the security principles set out in this Schedule (the ***Agreed Security Principles***). This Schedule identifies the Agreed Security Principles and addresses the manner in which the Agreed Security Principles will impact on and determine the extent and terms of the guarantees and security proposed to be provided in relation to the Notes.

(b) To the extent consistent with these Agreed Security Principles and subject to the provisions of the Note Documents, guarantees and security will be provided only by members of the Group incorporated in Luxembourg (in the case of guarantees only), Brazil and Colombia and, at the election of the Company, any other jurisdiction in which an Additional Obligor accedes which it intends to be a Covenant Obligor (***Covered Jurisdictions***) and no security or guarantees shall be required to be given by entities in other jurisdictions or by (or over shares or investments in) any joint venture or similar arrangement, any minority interest or any member of the Group that is not wholly owned by another member of the Group. No other security shall be required to be given by any other member of the Group or in relation to any other asset unless specifically otherwise requested or agreed to by the Company (in its absolute discretion).

(c) The parties agree that the overriding intention and agreement of the Parties, subject to paragraph (b) above, is for security to be granted by: (i) the Covenant Obligors incorporated in Covered Jurisdictions only over certain of their Trade Receivables selected by the Company in its sole discretion and over their bank accounts (without control over use) into which collections in respect of such Trade Receivables are paid.

(d) The Agreed Security Principles embody the recognition by all parties that there may be certain legal and practical difficulties in obtaining effective or commercially reasonable guarantees and/or security from all relevant members of the Group in each jurisdiction in which it has been agreed that guarantees and security will be granted by those members. In particular:

(i) general legal and statutory limitations, regulatory restrictions financial assistance, corporate benefit, fraudulent preference, equitable subordination, **"transfer pricing"** or **"thin capitalization"**, **"earnings stripping"**, **"controlled foreign corporation"** and other tax restrictions, **"exchange control restrictions"**, **"capital maintenance"** rules and **"liquidity impairment"** rules, tax restrictions, retention of title claims, employee consultation or approval requirements and similar principles may limit the ability of a member of the Group to provide a guarantee or security or may require that the guarantee or security be limited as to amount or otherwise

and, if so, the guarantee or security will be limited accordingly, *provided* that, to the extent reasonably requested by the Security Agent before signing any applicable security or accession document, the relevant member of the Group shall use reasonable endeavours (but without incurring material cost and without adverse impact on relationships with third parties) to overcome any such obstacle or otherwise such guarantee or security or accession document shall be subject to such limit;

(ii) a key factor in determining whether or not a guarantee or security will be taken (and in respect of the security, the extent of its perfection and/or registration) is the applicable time and cost (including adverse effects on taxes, interest deductibility, stamp duty, registration taxes, notarial costs and all applicable legal fees) which will not be disproportionate to the benefit accruing to the Note Purchasers of obtaining such guarantee or security;

(iii) members of the Group will not be required to give guarantees or enter into security documents if they are not wholly owned by another member of the Group or if it is not within the legal capacity of the relevant members of the Group or if it would conflict with the fiduciary or statutory duties of their directors or contravene any applicable legal, regulatory or contractual prohibition or restriction or have the potential to result in a material risk of personal or criminal liability for any director or officer of or for any member of the Group, *provided* that, to the extent reasonably requested by the Security Agent before signing any applicable security document or accession document, the relevant member of the Group shall use reasonable endeavours (but without incurring material cost and without adverse impact on relationships with third parties) to overcome any such obstacle or otherwise such guarantee or security document shall be subject to such limit;

(iv) guarantees and security will be limited so that the aggregate of notarial costs and all registration and like taxes and duties relating to the provision of security will not exceed an amount to be agreed between the Obligor's Agent and the Security Agent;

(v) where a class of assets to be secured includes material and immaterial assets, if the cost of granting security over the immaterial assets is disproportionate to the benefit of such security, security will be granted over the material assets only;

(vi) it is expressly acknowledged that it may be either impossible or impractical to create security over certain categories of assets in which event security will not be taken over such assets;

(vii) any asset subject to a legal requirement, contract, lease, licence, instrument, regulatory constraint (including any agreement with any government or

regulatory body), factoring arrangements or other third party arrangement, which may prevent or condition the asset from being charged, secured or being subject to the applicable security document (including requiring a consent of any third party, supervisory board or works council (or equivalent)) and any asset which, if subject to the applicable security document, would give a third party the right to terminate or otherwise amend any rights, benefits and/or obligations with respect to any member of the Group in respect of the asset or require the relevant chargor to take any action materially adverse to the interests of the Group or any member thereof, in each case will be excluded from a guarantee or security document *provided* that reasonable endeavours (exercised for a specified period of time) to obtain consent to charging any asset (where otherwise prohibited) shall be used by the Group if the Security Agent specifies prior to the date of the security or accession document that the asset is material and the Obligors' Agent is satisfied that such endeavours will not involve placing relationships with third parties in jeopardy;

(viii) the giving of a guarantee, the granting of security and the registration and/or the perfection of the security granted will not be required if it would have a material adverse effect on the ability of the relevant member of the Group to conduct its operations and business in the ordinary course as otherwise permitted by the Note Documents (including dealing with the secured assets and all contractual counterparties or amending, waiving or terminating (or allowing to lapse) any rights, benefits or obligations, in each case prior to a Declared Default which is continuing), and any requirement under the Agreed Security Principles to seek consent of any person or take or not take any other action shall be subject to this paragraph;

(ix) any security document will only be required to be notarized if required by law in order for the relevant security to become effective or admissible in evidence;

(x) no guarantee or security will be required to be given by any person or over any asset (and no consent shall be required to be sought with respect thereof) which are required to support acquired indebtedness to the extent such acquired indebtedness is permitted by this Agreement to remain outstanding after an acquisition. No member of a target group or other entity acquired pursuant to an acquisition not prohibited by this Agreement shall be required to become a Guarantor or grant security with respect to the Loans if prevented by the terms of the documentation governing that acquired indebtedness; no security will be granted over any asset secured for the benefit of any Permitted Debt (as defined in Schedule 6 (*Particular Definitions*)) and/or to the extent constituting Permitted Lien unless specifically required by a Note Document to the contrary;

(xi) to the extent possible and unless required by applicable law, there should be no action required to be taken in relation to the guarantees or security

when any lender assigns or transfers any of its participation to a new lender (and, unless explicitly agreed to the contrary in this Agreement, no member of the Group shall bear or otherwise be liable for any taxes, any notarial, registration or perfection fees or any other costs, fees or expenses that result from any assignment or transfer by any Note Purchaser);

(xii) no title investigations or other diligence on assets will be required and no title insurance will be required;

(xiii) security will not be required over any assets subject to security in favor of a third party or any cash part of any cash-pooling arrangement or constituting regulatory capital or customer cash (and such assets or cash shall be excluded from any relevant security document);

(xiv) to the extent legally effective, all security will be given in favor of the Security Agent and not the secured creditors individually (with the Security Agent to hold one set of security documents for all Secured Parties); "parallel debt" provisions will be used where necessary; no member of the Group will be required to take any action in relation to any guarantees or security as a result of any assignment or transfer by any Note Purchaser;

(xv) guarantees and security will not be required from or over, or over the assets of, any joint venture or similar arrangement, any minority interest or any member of the Group that is not wholly-owned by another member of the Group;

(xvi) no guarantees, indemnities or security will be required to be granted or perfected to the extent that to do so would conflict with, be prohibited by or be inconsistent with the terms of the Intercreditor Agreement or any Secured Debt Document (as defined therein);

(xvii) the Secured Parties will not be able to exercise any power of attorney or set-off granted to it under the terms of the Note Documents prior to the occurrence of a Declared Default which is continuing;

(xviii) no guarantee or security shall guarantee or secure any "Excluded Swap Obligations" defined in accordance with the LSTA Market Advisory Update dated February 15, 2013 entitled "*Swap Regulations' Implications for Loan Documentation*", and any update thereto by the LSTA; and

(xix) other than a general security agreement and related filing, no perfection, filing or other action will be required with respect to assets of a type not owned by members of the Group or not in a Covered Jurisdiction or otherwise over the shares of a member of the Group not incorporated in a Covered Jurisdiction.

(e) Notwithstanding any term of any Financing Document: no loan or other obligation under any Financing Document may be, directly or indirectly: (i) guaranteed by a

"controlled foreign corporation" (as defined in Section 957(a) of the United States Internal Revenue Code of 1986 (as amended)) (***CFC***) or by an entity (a ***FSHCO***) substantially all the assets of which consist of equity interests of one or more CFCs, or guaranteed by a subsidiary of a CFC or FSHCO; (ii) secured by any assets of a CFC, FSHCO or a subsidiary of a CFC or a FSHCO (including any CFC or FSHCO equity interests held directly or indirectly by a CFC or FSHCO); (iii) secured by a pledge or other security interest in excess of sixty five (65) per cent. of the voting equity interests (and one hundred (100) per cent. of the non-voting equity interests) of a CFC or FSHCO; or (iv) guaranteed by any subsidiary or secured by a pledge of or security interest in any subsidiary or other asset, if it would result in material adverse US tax consequences as reasonably determined by the Obligor's Agent and Security Agent.

Section 2. Guarantees.

Subject to the guarantee limitations set out in the Financing Documents, each guarantee will be an upstream, cross-stream and downstream guarantee for all liabilities of the Obligors under the Note Documents in accordance with, and subject to, the requirements of these Agreed Security Principles in each relevant jurisdiction (references to "security" to be read for this purpose as including guarantees). Security documents will secure the guarantee obligations of the relevant security provider or, if such security is provided on a third-party basis, all liabilities of the Obligors under the Note Documents, in each case in accordance with, and subject to, the requirements of these Agreed Security Principles in each relevant jurisdiction.

Section 3. Governing Law and Scope.

All security (other than share security) will be governed by the law of, and secure only assets located in, the jurisdiction of incorporation of the applicable grantor of the security; and no action in relation to security (including any perfection step, further assurance step, filing or registration) will be required in jurisdictions where the grantor of the security is not incorporated (except where the governing law of the relevant security does not match the jurisdiction of incorporation of the relevant grantor). Share security over any subsidiary will be governed by the law of the place of incorporation of that subsidiary and security granted over structural intercompany receivables will be governed by the governing law of such structural intra-group loan document.

Section 4. Terms of Security Documents.

The following principles will be reflected in the terms of any security taken in connection with the Notes:

(a) security will not be enforceable or crystallize until the occurrence of a Declared Default which is continuing;

(b) the beneficiaries of the security will only be able to exercise a power of attorney following the occurrence of a Declared Default which is continuing;

(c) unless provided otherwise in a Transaction Security Document entered into on or about the Issue Date, the security documents should only operate to create security rather than to impose new commercial obligations or a repeat of clauses in other Note Documents; accordingly (i) they should not contain additional representations, undertakings or indemnities (including, without limitation, in respect of insurance, information, maintenance or protection of assets or the payment of fees, costs and expenses) unless these are the same as or consistent with those contained in this Agreement and are required for the creation or perfection of security; and (ii) nothing in any security document shall (or be construed to) prohibit any transaction, matter or other step (or a chargor taking or entering into the same or dealing in any manner whatsoever in relation to any asset (including all rights, claims benefits, proceeds and documentation, and contractual counterparties in relation thereto) the subject of (or expressed to be the subject of) the security agreement) if not prohibited by the terms of the other Note Documents (and accordingly to such extent, the Security Agent shall promptly effect releases, confirmations, consents to deal or similar steps always at the cost of the chargor);

(d) no security will be granted over parts, stock, moveable plant, equipment or receivables (other than Trade Receivables) if it would require labelling, segregation or periodic listing or specification of such parts, stock moveable plant, equipment or receivables (other than Trade Receivables);

(e) perfection will not be required in respect of (i) vehicles and other assets subject to certificates of title or (ii) letter of credit rights and tort claims (or the local law equivalent);

(f) unless provided otherwise in a Transaction Security Document entered into on or about the Issue Date or otherwise required under local law to create valid and enforceable Transaction Security, in no event shall control agreements or perfection by control or similar arrangements be required with respect to any assets (including deposit or securities accounts);

(g) security will, where possible, practical and legally permissible, automatically create security over future assets of the same type as those already secured. Where local law requires supplemental pledges or notices to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental pledges or notices will be provided only upon request of the Security Agent and at intervals no more frequent than annually (unless required more frequently under local law); and

(h) each security document must contain a clause which records that if there is a conflict between the security document and these Conditions then (to the fullest extent permitted by law) the provisions of these Conditions will take priority over the provisions of the security document.

Section 5. Bank Accounts.

(a) If an Obligor grants security over any of its bank accounts it will be free to deal, operate and transact business in relation to those accounts until the occurrence of a Declared Default which is continuing.

(b) Where "fixed" security is required by local law to perfect the security and if possible without disrupting operation of the account, notice of the security will be served on the account bank in relation to applicable accounts within ten (10) Business Days of the date of the security document (or accession thereto) and the applicable grantor of the security will use its reasonable endeavours to obtain an acknowledgement of that notice within twenty (20) Business Days of service. If the grantor of the security has used its reasonable endeavours but has not been able to obtain acknowledgement or acceptance its obligation to obtain acknowledgement will cease on the expiry of that twenty (20) Business Day period. Irrespective of whether notice of the security is required for perfection, if the service of notice would prevent any member of the Group from using a bank account in the course of its business no notice of security will be served until the occurrence of a Declared Default which is continuing.

(c) Any security over bank accounts will be subject to any prior security interests in favor of the account bank which are created either by law or in the standard terms and conditions of the account bank. No grantor of security will be required to change its banking arrangements or standard terms and conditions in connection with the granting of bank account security.

(d) If required under applicable local law, security over bank accounts will be registered subject to the general principles set out in these Agreed Security Principles.

Section 6. Fixed Assets.

No security will be granted over fixed assets.

Section 7. Insurance Policies.

No security will be granted over any insurance policies.

Section 8. Intellectual Property.

No security will be granted over any Intellectual Property other than any Intellectual Property associated with the Trade Receivables and reasonably necessary in order for the Security Agent to enforce rights and remedies in connection with the Trade Receivables.

Section 9. Receivables.

(a) If an Obligor grants security over any of its receivables it will be free to deal with, amend, waive or terminate those receivables in the course of its business until the occurrence of a Declared Default which is continuing.

Section 10. Real Estate.

No security will be granted over real property.

Section 11. Shares.

No security will be granted over shares or similar securities.

SCHEDULE 3
INFORMATION UNDERTAKINGS

The undertakings in this Schedule 3 remain in force from the Issue Date for so long as any amount is outstanding under the Note Documents.

The capitalized words and expressions used in this Schedule 3 shall have the meaning ascribed to them in Schedule 6 (*Particular Definitions*) save that if a capitalized word or expression is not given a meaning in Schedule 6 (*Particular Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*).

1. So long any Note is outstanding, the Company will furnish to the Agent:

   (a) within 120 days after the end of each fiscal year: (i) information regarding the Company and its consolidated Subsidiaries with a level and type of detail that is substantially comparable in all material respects to information in the section of the 2020 20-F entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (ii) a pro forma statement of operations and statement of financial position information of the Company, together with explanatory footnotes, for any material acquisitions, dispositions or recapitalizations on a consolidated basis that have occurred since the beginning of the most recently completed fiscal year as to which such annual report relates (unless such pro forma information has been provided in a previous report pursuant to subsection (b) or (c) below) (provided that such pro forma financial information will be provided only to the extent available without unreasonable expense); (iii) the audited consolidated statement of financial position of the Company as at the end of the most recent two fiscal years and audited consolidated statements of operations and statements of cash flow of the Company for the most recent three fiscal years, including appropriate footnotes to such financial statements, for and as at the end of such fiscal years and the report of the independent auditors on such financial statements; (iv) a description of the management and shareholders of the Company, all material affiliate transactions and a description of all material debt instruments; and (v) a description of material risk factors and material subsequent events; provided that the information described in clauses (iv) and (v) may be provided in the footnotes to the audited financial statements;

   (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of the Company containing the following information: (i) the Company's unaudited condensed consolidated statement of financial position as at the end of such quarter and unaudited condensed consolidated statements of operations and cash flow for the most recent quarter and year to date periods ending on the unaudited condensed statements of financial position date and the comparable prior year periods, together with condensed footnote disclosure; (ii) a pro forma statement of operations and statement of financial position information of the Company, together with explanatory footnotes, for any material acquisitions, dispositions or recapitalizations on a consolidated basis that

have occurred since the beginning of the most recently completed fiscal quarter as to which such quarterly report relates (provided that such pro forma financial information will be provided only to the extent available without unreasonable expense); (iii) information regarding the Company and its consolidated Subsidiaries with a level and type of detail that is substantially comparable in all material respects to information in the 2020 Third Quarter 6-K; (iv) a discussion of changes in material debt instruments since the most recent report; and (v) material subsequent events and any material changes to the risk factors disclosed in the most recent annual or quarterly report; provided that the information described in clauses (iv) and (v) may be provided in the footnotes to the audited financial statements; and

(c) promptly after the occurrence of a material event that the Company announces publicly or any acquisition, disposition or restructuring, merger or similar transaction that is material to the Company and the Restricted Subsidiaries, taken as a whole, or a senior executive officer or director changes at the Company or a change in auditors of the Company, a report containing a description of such event,

provided, *however*, for the avoidance of doubt, that the Company shall not be required pursuant to this Section 1 to: (i) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein, (ii) provide any information that is not otherwise similar to information currently included or incorporated by reference in the offering circular for the 2026 Notes or (iii) provide separate financial statements or other information contemplated by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, or, in each case, any successor provisions or any schedules required by Regulation S-X. In addition, notwithstanding the foregoing, the Company will not be required to: (i) comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, as amended, or (ii) otherwise furnish any information, certificates or reports required by Items 307, 308 or 402 of Regulation S-K. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; *provided* that such cure shall not otherwise affect the rights of the Note Parties if the Note Parties have declared the principal, premium, if any, interest and any other monetary obligations on all the outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure.

2. All financial statement information to be provided by the Company under these Conditions shall be prepared in accordance with IFRS as in effect on the date of such report or financial statement (or otherwise on the basis of IFRS as then in effect), except as may otherwise be described in such information; provided, however, that the reports set forth in paragraphs 1(a), (b) and (c) above may, in the event of a change in IFRS, present earlier periods on a basis that applied to such periods. The reports set forth above in this Schedule 3 will not be required to contain any reconciliation to U.S. generally accepted accounting principles.

3. For so long as the 2026 Notes are outstanding, the Company shall notify the Agent of the time and date of any quarterly conference call convened by or on behalf of the Company with the holders of the 2026 Notes (or any representative of the same) at the same time as, or reasonably promptly following, any notice covering the same is sent to representatives of such 2026 Notes and shall allow the Agent to attend (but not participate in) each such quarterly conference call.

4. For the purposes of this Schedule 3, an acquisition or disposition shall be deemed to be material if the entity or business acquired or disposed of represents greater than 20% of the Company's (i) Consolidated Net Income or Consolidated EBITDA for the most recent four quarters for which annual or quarterly financial reports are available or (ii) consolidated assets as of the last day of the most recent quarter for which annual or quarterly financial reports are available.

5. If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries hold in the aggregate more than 10% of the Total Assets of the Company, then the annual and quarterly financial information required by paragraphs 1(a) and (b) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

6. The Company may satisfy its obligations under this Schedule 3 with respect to financial information relating to the Company by furnishing financial information relating to a Parent Entity; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent Entity (and other direct or indirect Parent Entities included in such information, if any), on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand. For the avoidance of doubt, the consolidating information referred to in the proviso in the preceding sentence need not be audited.

7. Notwithstanding anything to the contrary set forth above, if the Company or any Parent Entity has filed with the SEC and the Agent has been notified of such filing, the reports described in the preceding sections with respect to the Company or any Parent Entity, the Company shall be deemed to be in compliance with this Schedule 3; provided that the Agent shall have no obligation to monitor whether any such filings have been made.

SCHEDULE 4
GENERAL UNDERTAKINGS

The capitalized words and expressions used in this Schedule 4 shall have the meaning ascribed to them in Schedule 6 (*Certain Definitions*) save that if a capitalized word or expression is not given a meaning in Schedule 6 (*Certain Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*) or otherwise pursuant to these Conditions.

1. *Limitation on Indebtedness*.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); *provided*, *however*, that the Company and any of the Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness), if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof):

(1) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is at least 2.00 to 1.00; and

(2) the Consolidated Net Leverage Ratio of the Company and the Restricted Subsidiaries is not greater than 3.50 to 1.00;

provided, *further*, that Non-Guarantors may not Incur Indebtedness under this paragraph if, after giving pro forma effect to such Incurrence (including a pro forma application of the net proceeds therefrom), more than an aggregate of the greater of (a) $45,000,000 and (b) 25% of LTM EBITDA of Indebtedness of Non-Guarantors would be outstanding pursuant to this paragraph at such time.

(b) Section 1(a) will not prohibit the Incurrence of the following Indebtedness (collectively, the ***Permitted Debt***):

(1) Indebtedness Incurred under any Credit Facility (including letters of credit or bankers' acceptances issued or created under any Credit Facility), and Guarantees in respect of such Indebtedness, up to an aggregate principal amount at the time of Incurrence not exceeding (a) (i) $65,000,000 plus (ii) the greater of $50,000,000 and 30% of LTM EBITDA, plus (b) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) Incurred or payable in connection with such refinancing;

(2) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or other obligations of the Company or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Agreement;

(3) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; *provided*, *however*, that:

(a) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary, and

(b) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(4) Indebtedness represented by: (a) the 2026 Notes (other than any Additional Notes (as defined in the 2026 Indenture)), including any Guarantee thereof; (b) any Indebtedness (other than Indebtedness Incurred pursuant to clauses (1) and (3) above) outstanding on the Issue Date (as defined in the 2026 Indenture), and any Guarantees thereof; (c) Refinancing Indebtedness (including, with respect to the Notes, the 2026 Notes and in each case any Guarantee thereof) Incurred in respect of any Indebtedness described in this clause (4) or clauses (5) or (10) of this Section 1(b) or Incurred pursuant to Section 1(a): (d) Securitization Refinancing Indebtedness, the proceeds of which is applied to refinance Indebtedness in accordance with the definition thereof (except Indebtedness Incurred under clauses (1) and (13) of this Section 1(b)), in an aggregate principal amount that does not exceed $150,000,000 outstanding at the time of Incurrence less the principal amount of Securitization Refinancing Indebtedness outstanding under clauses (1) or (13) of this Section 1(b); and (e) Management Advances;

(5) Indebtedness: (x) of the Company or any Restricted Subsidiary Incurred or issued to finance an acquisition or (y) of Persons that are acquired by the Company or any Restricted Subsidiary or merged into, amalgamated or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of this Agreement, including in connection with a Permitted Redomiciliation (so long as such Indebtedness was not Incurred in contemplation of such Permitted Redomiciliation); provided that after giving effect to such acquisition, merger or consolidation, either:

(i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to Section 1(a) of this <u>Annex 4</u> on a pro forma basis; or

(ii) on a pro forma basis the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries would not be lower and the Consolidated Net Leverage Ratio would not be higher than, in

each case, such ratio was immediately prior to such acquisition, merger, amalgamation or consolidation;

(6) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7) Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, does not exceed the greater of (a) $25,000,000 and (b) 15% of LTM EBITDA at the time of Incurrence;

(8) Indebtedness in respect of: (a) workers' compensation claims, self-insurance obligations, customer guarantees, performance, indemnity, surety, judgment, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice; (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; *provided*, *however*, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments (including progress premiums) received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice; (d) letters of credit, bankers' acceptances, warehouse receipts, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business or consistent with past practice; (e) any customary treasury, depositary, cash management, automatic clearinghouse arrangements, overdraft protection, credit or debit card, purchase card, electronic funds transfer, cash pooling or netting or setting off arrangements or similar arrangements in the ordinary course of business or consistent with past practice; and (f) Settlement Indebtedness;

(9) Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); *provided* that the maximum liability of the Company and the Restricted Subsidiaries in respect of all

such Indebtedness in connection with a disposition shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock or otherwise contributed to the equity (in each case, other than through the issuance of Disqualified Stock, Designated Preferred Stock or an Excluded Contribution) of the Company, in each case, subsequent to the Issue Date (as defined in the 2026 Indenture) and any Refinancing Indebtedness in respect thereof; *provided*, *however*, that: (i) any such Net Cash Proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Company and the Restricted Subsidiaries Incur Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this clause to the extent such Net Cash Proceeds or cash have been applied to make Restricted Payments;

(11) Indebtedness consisting of promissory notes issued by the Company or any of its Subsidiaries to any future, present or former employee, director, contractor or consultant of the Company, any of its Subsidiaries or any Parent Entity (or permitted transferees, assigns, estates, heirs or any spouse or former spouse of such employee, director, contractor or consultant), to finance the purchase or redemption of Capital Stock of the Company or any Parent Entity that is permitted by this Section 2 (*Limitation on Restricted Payments*) below;

(12) Indebtedness of the Company or any of the Restricted Subsidiaries consisting of: (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, Incurred in the ordinary course of business or consistent with past practice;

(13) Indebtedness in an aggregate outstanding principal amount which when taken together with the principal amount of all other Indebtedness Incurred pursuant to this paragraph (13) and then outstanding will not exceed the greater of: (a)(i) $50,000,000 and (ii) 30% of LTM EBITDA, plus (b) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount,

upfront fees or similar fees) Incurred or payable in connection with such refinancing;

(14) any obligation, or guaranty of any obligation, of the Company or any Restricted Subsidiary to reimburse or indemnify a Person extending credit to customers of the Company or a Restricted Subsidiary incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Person extending such credit;

(15) Indebtedness to a customer to finance the acquisition of any equipment necessary to perform services for such customer; provided that the terms of such Indebtedness are consistent with those entered into with respect to similar Indebtedness prior to the Issue Date (as defined in the 2026 Indenture), including that (i) the repayment of such Indebtedness is conditional upon such customer ordering a specific volume of goods and (ii) such Indebtedness does not bear interest or provide for scheduled amortization or maturity;

(16) Indebtedness consisting of local lines of credit, overdraft facilities, working capital facilities and similar arrangements with an aggregate principal amount not exceeding $50,000,000;

(17) Indebtedness of the Company or any of its Restricted Subsidiaries arising pursuant to any Permitted Tax Restructuring; and

(18) Indebtedness represented by any Exchange Notes issued by the Company in an aggregate principal amount not exceeding the Exchange Cap, provided that the incurrence thereof is not prohibited by the 2026 Indenture and/or the SSRCF Financing Documents and Condition 12.2 of the Conditions is satisfied pro forma for the drawdown (if tested on the date of drawdown).

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 1:

(1) in the event that all or any portion of any item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Sections 1(a) and 1(b), the Company, in its sole discretion, will classify, and may, from time to time, reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in Section 1(a) or one of the clauses of Section 1(b);

(2) additionally, all or any portion of any item of Indebtedness may later be reclassified as having been Incurred pursuant to any type of Indebtedness described in Sections 1(a) and 1(b) so long as such Indebtedness is

permitted to be Incurred pursuant to such provision and any related Liens are permitted to be Incurred at the time of reclassification;

(3) in the case of any Refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness such amount shall not include the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including, without limitation, tender premiums) and other costs and expenses (including, without limitation, original issue discount, upfront fees or similar fees) Incurred or payable in connection with such refinancing;

(3A) all Indebtedness committed or outstanding under the Credit Agreement (as defined in the 2026 Indenture) and the Existing Local Lines (as defined in the 2026 Indenture) as of the Issue Date (as defined in the 2026 Indenture) is deemed Incurred under clauses (1)(a) and (16), respectively, of Section 1(b) and cannot be reclassified notwithstanding clauses (1) and (2) above;

(3B) (x) Securitization Refinancing Indebtedness may only be Incurred under clauses (1), (4)(d) or (13) of Section 1(b), and (y) the Notes shall be deemed Incurred under one or more specific baskets above at the discretion of the Company;

(4) Guarantees of, or obligations in respect of letters of credit, bankers' acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(5) the principal amount of any securitization transaction or series of securitization transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction or series of transactions;

(6) if obligations in respect of letters of credit, bankers' acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to Section 1(a) or Section 1(b) and the letters of credit, bankers' acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(7) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8) Indebtedness permitted by this Section 1 (*Limitation on Indebtedness*) need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 1 (*Limitation on Indebtedness*) permitting such Indebtedness;

(9) in the event that the Company or a Restricted Subsidiary enters into or increases commitments under a revolving credit facility or enters into any commitment to Incur or issue Indebtedness, Disqualified Stock or Preferred Stock or commits to Incur any Lien pursuant to paragraph (33) of the definition of "Permitted Liens," the incurrence or issuance thereof for all purposes under this Agreement, including without limitation for purposes of calculating the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable, or usage of paragraphs (1) through (17) of Section 1(b) (if any) for borrowings and reborrowings thereunder (and including issuance and creation of letters of credit and bankers' acceptances thereunder) will, at the Company's option, either (a) be determined on the date of such revolving credit facility or such entry into or increase in commitments (assuming that the full amount thereof has been borrowed as of such date) or other Indebtedness, Disqualified Stock or Preferred Stock, and, if such Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable, test or other provision of this Agreement is satisfied with respect thereto at such time, any borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers' acceptances thereunder) will be permitted under this Section 1 (*Limitation on Indebtedness*) irrespective of the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable, or other provision of this Agreement at the time of any borrowing or reborrowing (or issuance or creation of letters of credit or bankers' acceptances thereunder) (the committed amount permitted to be borrowed or reborrowed (and the issuance and creation of letters of credit and bankers' acceptances) on a date pursuant to the operation of this clause (a) shall be the ***Reserved Indebtedness Amount*** as of such date for purposes of the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable) or (b) be determined on the date such amount is borrowed pursuant to any such facility or increased commitment, and, in each case, the Company may revoke such determination at any time and from time to time;

(10) in the event that the Company or a Restricted Subsidiary: (x) incurs Indebtedness to finance an acquisition or (y) assumes Indebtedness of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of this Agreement, the date of determination of the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the

Consolidated Net Leverage Ratio, as applicable, shall, at the option of the Company, be (a) the date that a definitive agreement for such acquisition is entered into and the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable, shall be calculated giving pro forma effect to such acquisition and any actions or transactions related thereto (including acquisitions, Investments, the Incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock and the use of proceeds thereof) consistent with the definition of the Fixed Charge Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio or the Consolidated Net Leverage Ratio, as applicable, and, for the avoidance of doubt, (A) if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in the Consolidated EBITDA of the Company or the target company) at or prior to the consummation of the relevant acquisition, such ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether such acquisition and any related transactions are permitted hereunder and (B) such ratios shall not be tested at the time of consummation of such acquisition or related transactions; *provided*, *further*, that if the Company elects to have such determinations occur at the time of entry into such definitive agreement, (i) any such transaction shall be deemed to have occurred on the date the definitive agreement is entered into and to be outstanding thereafter for purposes of calculating any ratios under this Agreement after the date of such agreement and before the earlier of the date of consummation of such acquisition or the date such agreement is terminated or expires without consummation of such acquisition and (ii) to the extent any covenant baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized until the earlier of the date of consummation of such acquisition or the date such agreement is terminated or expires without consummation of such acquisition, but any calculation of Consolidated EBITDA for purposes of other incurrences of Indebtedness or Liens or making of Restricted Payments (not related to such acquisition) shall not reflect such acquisition until it has been consummated or (b) the date such Indebtedness is Incurred or assumed;

(11) notwithstanding anything in this Section 1 to the contrary, in the case of any Indebtedness incurred to refinance Indebtedness initially incurred in reliance on a clause of Section 1(b) measured by reference to a percentage of LTM EBITDA at the time of Incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus premiums (including tender premiums), defeasance, costs and fees in connection with such refinancing; and

(12) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 1 (*Limitation on Indebtedness*).

(e) If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 1 (*Limitation on Indebtedness*), the Company shall be in default of this Section 1 (*Limitation on Indebtedness*)).

(f) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; *provided*, that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed: (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums (including, without limitation, tender premiums) and other costs and expenses (including, without limitation, original issue discount, upfront fees or similar fees) Incurred or payable in connection with such refinancing.

(g) Notwithstanding any other provision of this Section 1 (*Limitation on Indebtedness*), the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this Section 1 (*Limitation on Indebtedness*) shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(h) The Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or

junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is, promptly following a request for the same from the Agent, expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

(i) For the avoidance of doubt: (i) unsecured Indebtedness shall not be treated as subordinated or junior to Secured Indebtedness merely because it is unsecured and (ii) senior Indebtedness shall not be treated as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or the effect of a payment waterfall or is secured by different collateral or because it is guaranteed by different obligors.

2. *Limitation on Restricted Payments.*

(a) The Company shall not, and shall not permit any of the Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of the Company's or any Restricted Subsidiary's Capital Stock (including, without limitation, any such payment in connection with any merger or consolidation involving the Company or any of the Restricted Subsidiaries) except:

(i) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(ii) dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of the Company or any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis);

(2) purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Company or any Parent Entity held by Persons other than the Company or a Restricted Subsidiary;

(3) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (it being understood that payments of regularly scheduled interest shall be permitted) other than (i) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase,

redemption, defeasance or other acquisition or retirement and (ii) any Indebtedness Incurred pursuant to Section 1(b)(3) (*Limitation on Indebtedness*); or

(4) make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a ***Restricted Payment***), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(i) a Default shall have occurred and be continuing (or would immediately thereafter result therefrom);

(ii) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 1(a) (*Limitation on Indebtedness*) immediately after giving effect, on a pro forma basis, to such Restricted Payment; or

(iii) the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (as defined in the 2026 Indenture) (and not returned or rescinded) (including Permitted Payments made pursuant to Section 2(b)(1) (without duplication), (10) and (22) but excluding all other Restricted Payments permitted by Section 2(b)) would exceed the sum of (without duplication):

(A) 50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the first fiscal quarter in which the Issue Date (as defined in the 2026 Indenture) occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available, which may be internal consolidated financial statements (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(B) 100% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock or as the result of a merger or consolidation with another Person subsequent to the Issue Date (as defined in the 2026 Indenture) or otherwise contributed to the equity (in each case other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Company or a Restricted Subsidiary (including the aggregate principal amount of any Indebtedness of the Company or a Restricted

Subsidiary contributed to the Company or a Restricted Subsidiary for cancellation) or that becomes part of the capital of the Company or a Restricted Subsidiary through consolidation or merger subsequent to the Issue Date (as defined in the 2026 Indenture) (other than: (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary; (y) cash or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on Section 2(b)(6); and (z) Excluded Contributions);

(C) 100% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to the Issue Date (as defined in the 2026 Indenture) of any Indebtedness, Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(D) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or the Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or the Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or the Restricted Subsidiaries, in each case, after the Issue Date (as defined in the 2026

Indenture); or (ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 2(b)(17) and will increase the amount available under the applicable clause of the definition of "Permitted Investment" or Section 2(b)(17), as the case may be) or a dividend from a Person that is not a Restricted Subsidiary after the Issue Date (as defined in the 2026 Indenture);

(E) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Issue Date (as defined in the 2026 Indenture), the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith by the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged, amalgamated or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 2(b)(17) and will increase the amount available under the applicable clause of the definition of "Permitted Investment" or Section 2(b)(17), as the case may be; and

(F) any returns, profits, distributions and similar amounts received on account of a Restricted Investment made in reliance upon this first paragraph (up to the amount of the original Investment).

(b) Section 2(a) will not prohibit any of the following (collectively, ***Permitted Payments***):

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement or the redemption, repurchase or retirement of Indebtedness if, at the date of any redemption notice, such payment would have complied with the provisions of this

Agreement as if it were and is deemed at such time to be a Restricted Payment at the time of such notice;

(2) (a) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock (***Treasury Capital Stock***) or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) (***Refunding Capital Stock***) or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) of the Company; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value of property or assets or of marketable securities, from such sale of Capital Stock or such contribution will be excluded from Section 2(a)(iii); and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under paragraph (13) of this Section 2(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Capital Stock of a Parent Entity) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 1 (*Limitation on Indebtedness*);

(4) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 1 (*Limitation on Indebtedness*);

(5) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(i) from Net Available Cash to the extent permitted under Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*), but only if the Company shall have first complied with the terms described under Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*) and

purchased all 2026 Notes tendered pursuant to any offer to repurchase all the 2026 Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(ii) to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of (i) a Change of Control (or other similar event described therein as a ***change of control***) or (ii) an Asset Disposition (or other similar event described therein as an ***asset disposition*** or ***asset sale***) but only if the Company shall have first complied with the terms described under Section 8 (*Merger and Consolidation*) or Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*), as applicable, and purchased all 2026 Notes tendered pursuant to the offer to repurchase all the 2026 Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(iii) consisting of Acquired Indebtedness (other than Indebtedness Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (B) otherwise in connection with or contemplation of such acquisition);

(6) a Restricted Payment to pay for the purchase, repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Company or of any Parent Entity held by, or to grant such purchased Capital Stock to, any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or of any Parent Entity (or permitted transferees, assigns, estates, trusts, heirs or any spouse or former spouse of such employee, director, contractor or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director, contractor or consultant's employment or directorship; *provided*, *however*, that the aggregate Restricted Payments made under this clause (6) do not exceed $10,000,000 in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $15,000,000 in any fiscal year); *provided further* that such amount in any calendar year may be increased by an amount not to exceed:

(i) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock or Designated Preferred Stock or Excluded

Contributions) of the Company and, to the extent contributed to the capital of the Company (other than through the issuance of Disqualified Stock or Designated Preferred Stock or an Excluded Contribution), Capital Stock of any Parent Entity, in each case, to members of management, directors, managers or consultants of the Company, any of its Subsidiaries or any Parent Entity that occurred after the Issue Date (as defined in the 2026 Indenture), to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 2(a)(iii); *plus*

(ii) the cash proceeds of key man life insurance policies received by the Company and the Restricted Subsidiaries after the Issue Date (as defined in the 2026 Indenture); less

(iii) the amount of any Restricted Payments made in previous calendar years pursuant to clauses (i) and (ii) of this paragraph (6);

and *provided further* that: (i) cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from any future, present or former members of management, directors, employees, managers, contractors or consultants of the Company or Restricted Subsidiaries or any Parent Entity in connection with a repurchase of Capital Stock of the Company or any Parent Entity will not be deemed to constitute a Restricted Payment for purposes of this Section 2 or any other provision of this Agreement; and (ii) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or similar instruments if such Capital Stock represents all or a portion of the exercise price thereof or payments, in lieu of the issuance of fractional Capital Stock or withholding to pay other taxes payable in connection therewith, in the case of each of clauses (i) and (ii), will not be deemed to constitute a Restricted Payment for purposes of this Section 2 or any other provision of these Conditions;

(7) the declaration and payment of dividends on Disqualified Stock or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of Section 1(*Limitation on Indebtedness*);

(8) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Capital Stock by any future, present or former employee, director, officer, contractor or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or any Restricted Subsidiary or any Parent Entity and purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, appreciation rights, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof and

payments in respect of withholding or similar taxes payable upon exercise or vesting thereof;

(9) dividends, loans, advances or distributions to any Parent Entity or other payments by the Company or any Restricted Subsidiary in amounts equal to (without duplication):

(i) the amounts required for any Parent Entity to pay any Parent Entity Expenses or any Related Taxes;

(ii) amounts constituting or to be used for purposes of making payments to the extent specified in Sections 7(b)(2), 7(b)(3), 7(b)(5), 7(b)(11), and 7(b)(12); and

(iii) up to $2,500,000 per calendar year;

(10) (a) the declaration and payment by the Company of, dividends or distributions on the common stock or common equity interests of the Company or any Parent Entity (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity's Capital Stock), in an amount in any fiscal year not to exceed 6% of Market Capitalization or (b) in lieu of all or a portion of the dividends permitted by paragraph (10)(a), repurchases of the Company's or any Parent Entity's Capital Stock (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity's Capital Stock) for aggregate consideration that, when take together with dividends permitted by paragraph (10)(a), does not exceed the amount contemplated by paragraph (10)(a);

(11) payments by the Company, or loans, advances, dividends or distributions to any Parent Entity to make payments, to holders of Capital Stock of the Company or any Parent Entity in lieu of the issuance of fractional shares of such Capital Stock; *provided, however*, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Section 2 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Company);

(12) Restricted Payments that are made with Excluded Contributions;

(13) (i) the declaration and payment of dividends on Designated Preferred Stock of the Company issued after the Issue Date (as defined in the 2026 Indenture); (ii) the declaration and payment of dividends to a Parent Entity in an amount sufficient to allow the Parent Entity to pay dividends to holders of its Designated Preferred Stock issued after the Issue Date (as defined in the 2026 Indenture); and (iii) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock; *provided, however*, that, in the case of clauses (i) and (ii), the amount of all dividends declared or paid to a Person pursuant to such clauses shall not exceed the cash proceeds received by the Company or the aggregate amount contributed in cash to the equity of the Company (other than through the issuance of Disqualified Stock or an Excluded Contribution of the Company), from the issuance or sale of such Designated Preferred Stock; provided further, in the case of clauses (i), (ii) and (iii), that for the most recently ended four fiscal quarters for which consolidated financial statements are available (which may be internal financial statements) immediately preceding the date of issuance of such Designated Preferred Stock or declaration of such dividends on such Refunding Capital Stock, after giving effect to such payment on a pro forma basis the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the test set forth in Section 1(a) (*Limitation on Indebtedness*);

(14) distributions, by dividend or otherwise, or other transfer or disposition of shares of Capital Stock, of equity interests in, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, substantially all the assets of which are cash and Cash Equivalents) or proceeds thereof;

(15) distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets or Receivables Assets and purchases of Securitization Assets or Receivables Assets pursuant to a Securitization Repurchase Obligation, in each case, in connection with a Qualified Securitization Financing or Receivables Facility;

(16) any Restricted Payment made in connection with this Agreement and any costs and expenses (including all legal, accounting and other professional fees and expenses) related thereto or used to fund amounts owed to Affiliates in connection with the Note Documents (including dividends to any Parent Entity to permit payment by such Parent Entity of such amounts);

(17) Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed the greater of $30,000,000 and 17.5% of LTM EBITDA at such time;

(18) mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment;

(19) payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, that complies with Section 8 hereof;

(20) Restricted Payments to a Parent Entity to finance Investments that would otherwise be permitted to be made pursuant to this Section 2 if made by the Company; provided that: (a) such Restricted Payment shall be made substantially concurrently with the closing of such Investment; (b) such Parent Entity shall, promptly following the closing thereof, cause: (1) all property acquired (whether assets or Capital Stock) to be contributed to the capital of the Company or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Company or one of its Restricted Subsidiaries (to the extent not prohibited by Section 8) to consummate such Investment; (c) such Parent Entity and its Affiliates (other than the Company or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Company or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Agreement; (d) any property received by the Company shall not increase amounts available for Restricted Payments pursuant to clause (c) of the preceding paragraph; and (e) such Investment shall be deemed to be made by the Company or such Restricted Subsidiary pursuant to another provision of this Section 2(b) (other than pursuant to Section 2(b)(12) hereof) or pursuant to the definition of "Permitted Investments" (other than pursuant to Section 2(b)(12) thereof);

(21) investments or other Restricted Payments in an aggregate amount not to exceed an amount equal to the sum of Total Leverage Excess Proceeds and Declined Excess Proceeds; and

(22) Restricted Payments made in connection with a Permitted Redomiciliation so long as such Permitted Redomiciliation is not undertaken in a manner with the purpose of circumventing the provisions of this Section 2 and solely to the extent that such Restricted Payments are required to be made to effect the transactions contemplated under such Permitted Redomiciliation.

(c) For purposes of determining compliance with this Section 2, in the event that a Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Permitted Payments described in clauses (1) through (22) of Section 2(b), or is permitted pursuant to Section 2(a), and/or one or more of the clauses contained in the definition of "Permitted Investments," the Company will be entitled to classify such Restricted Payment or Investment (or portion thereof)

on the date of its payment or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment or Investment (or portion thereof) in any manner that complies with this Section 2, including as an Investment pursuant to one or more of the clauses contained in the definition of "Permitted Investments."

(d) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Company acting in good faith.

(e) Unrestricted Subsidiaries may use value transferred from the Company and its Restricted Subsidiaries in a Permitted Investment to purchase or otherwise acquire Indebtedness or Capital Stock of the Company, any Parent Entity or any of the Company's Restricted Subsidiaries, and to transfer value to the holders of the Capital Stock or any Parent Entity and to Affiliates thereof, and such purchase, acquisition, or transfer will not be deemed to be a "direct or indirect" action by the Company or its Restricted Subsidiaries.

(f) For the avoidance of doubt, this Section 2 shall not restrict the making of any "AHYDO catch-up payment" with respect to, and required by the terms of, any Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be Incurred under this Agreement.

(g) Notwithstanding the above or anything to the contrary in the Conditions, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Restricted Payment, Permitted Payment or Investment of Trade Receivables which are not Ineligible Receivables and which are included in the most recent calculation of "Collateral Value" to any Unrestricted Subsidiary or outside of the ordinary course of business (provided that the foregoing shall not restrict any transaction entered into to comply with any requirement of the Note Documents).

3. *Limitation on Restrictions on Distributions from Restricted Subsidiaries.*

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(2) make any loans or advances to the Company or any Restricted Subsidiary; or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 3(a) shall not prohibit:

(1) any encumbrance or restriction pursuant to (a) any Credit Facility (including pursuant to the SSRCF Financing Documents) or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date (as defined in the 2026 Indenture);

(2) any encumbrance or restriction pursuant to the Note Documents, the 2026 Indenture, the 2026 Notes, the 2026 Notes Guarantees, the SSRCF Financing Documents, the collateral documents securing the 2026 Notes and the SSRCF Agreement and the intercreditor agreement to which creditors of the 2026 Notes and the SSRCF Financing Documents are bound;

(3) any encumbrance or restriction pursuant to applicable law, rule, regulation or order;

(4) any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; *provided* that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the

Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(5) any encumbrance or restriction:

(i) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(ii) contained in mortgages, pledges, charges or other security agreements permitted under the Note Documents or securing Indebtedness of the Company or a Restricted Subsidiary permitted under the Note Documents to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements;

(iii) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business or consistent with past practice; provided that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary; or

(iv) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(6) any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the Note Documents, in each case, that impose encumbrances or restrictions on the property so acquired;

(7) any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8) customary provisions in leases, licenses, shareholder agreements, joint venture agreements and other similar agreements, organizational documents and instruments;

(9) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(10) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business or consistent with past practice;

(11) any encumbrance or restriction pursuant to Hedging Obligations;

(12) other Indebtedness, Disqualified Stock or Preferred Stock of Non-Guarantors permitted to be Incurred or issued subsequent to the Issue Date (as defined in the 2026 Indenture) pursuant to Section 1 (*Limitation on Indebtedness*) that impose restrictions solely on the Non-Guarantors party thereto or their Subsidiaries;

(13) restrictions created in connection with any Qualified Securitization Financing or Receivables Facility that, in the good faith determination of the Company, are necessary or advisable to effect such Securitization Facility or Receivables Facility;

(14) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date (as defined in the 2026 Indenture) pursuant to Section 1 (*Limitation on Indebtedness*) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Note Purchasers than (i) the encumbrances and restrictions contained in the Note Documents or the SSRCF Financing Documents, together with the security documents associated therewith as in effect on the Issue Date (as defined in the 2026 Indenture) or (ii) in comparable financings (as determined in good faith by the Company) and where, in the case of clause (ii), either (a) the Company determines at the time of entry into such agreement or instrument that such encumbrances or restrictions will not adversely affect, in any material respect, the Company's ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default relating to such agreement or instrument;

(15) any encumbrance or restriction existing by reason of any lien permitted under Section 5; or

(16) any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in paragraphs (1) to (15) of this Section 3(b) or this paragraph (16) (an ***Initial Agreement***) or contained in any amendment, supplement or other modification to an agreement referred to in paragraphs (1) to (15) of this

Section 3(b) or this paragraph (16); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Note Purchasers taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company).

4. *Limitation on Sales of Assets and Subsidiary Stock.*

(a) The Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2) in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition, together with all other Asset Dispositions since the Issue Date (as defined in the 2026 Indenture) (on a cumulative basis) (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied in accordance with the requirements of Section 3.5 of the 2026 Indenture (or the corresponding provision of any agreement governing Indebtedness that refinances the 2026 Indenture).

Notwithstanding the above or anything to the contrary in the Conditions (including any exceptions from the definition of Asset Disposition), the Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Asset Disposition of Trade Receivables which are not Ineligible Receivables and which are included in the most recent calculation of "Collateral Value" except in the ordinary course of business or to comply with any requirement of the Note Documents.

(c) For the purposes of Section 4(a)(2) hereof, the following will be deemed to be cash:

(i) the assumption by the transferee of Indebtedness or other liabilities, contingent or otherwise, of the Company or a Restricted Subsidiary reflected (or, if no such statement of financial position is available, that would be reflected) on the most recent statement of financial position or the footnotes thereto (other than Subordinated Indebtedness of the Company or a 2026 Notes Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(ii) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(iii) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(iv) consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Issue Date (as defined in the 2026 Indenture) from Persons who are not the Company or any Restricted Subsidiary; and

(v) any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4 that is at that time outstanding, not to exceed the greater of $30,000,000 and 17.5% of LTM EBITDA (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

5. *Limitation on Liens*. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien (each, an ***Initial Lien***) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Company or any Restricted Subsidiary, unless:

(1) in the case of Initial Liens securing Collateral, such Initial Lien is a Permitted Lien, or

(2) in the case of Initial Liens on any asset or property that is not Collateral, (i) the Loans (as defined in the SSRCF Agreement) (or a Guarantee in the case of Liens of a 2026 Notes Guarantor) are equally and ratably secured, with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Indebtedness) the obligations secured by such Initial Lien until such time as such obligations are no longer secured by a Lien or (ii) such Initial Lien is a Permitted Lien.

Any Lien created for the benefit of the Security Agent pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The "Increased Amount" of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Notwithstanding the above, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or permit to exist any Lien (including Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on Trade Receivables which are not Ineligible Receivables and which are included in the most recent calculation of "Collateral Value" (other than Liens in favour of the Notes and Liens arising by operation of law).

6. *Limitation on Guarantees*.

(a) The Company will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities of the Company), other than a Guarantor to Guarantee the payment of (i) any syndicated Credit Facility permitted under Section 1(b)(1) (*Limitation on Indebtedness*) or (ii) capital markets debt securities (including the 2026 Notes) of the Company or any other Guarantor unless:

(1) such Restricted Subsidiary within 60 days (i) executes and delivers an Accession Deed in accordance with these Conditions; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of Obligations under this Agreement;

provided that this Section 6 shall not be applicable (i) to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, or (ii) in the event that the Guarantee of the Company's obligations under this Agreement by such Subsidiary would not be permitted under applicable law.

(b) The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary shall not be required to comply with the 60-day period described in Section 6(a)(1).

7. *Limitation on Affiliate Transactions.*

(a) The Company will not, and will not permit any Restricted Subsidiary or other Obligor to enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an ***Affiliate Transaction***), unless:

(1) the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm's length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate value in excess of $25.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company; and

(3) the entering into and performance of any such Affiliate Transaction does not constitute a violation of Applicable Law (including transfer pricing regulations).

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in sub-paragraph (2) of this paragraph (a) if such Affiliate Transaction is approved by a majority of the Disinterested Directors of the Company, if any.

(b) The provisions of paragraph (a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 2 (*Limitation on Restricted Payments*), or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar

agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Restricted Subsidiary or any Parent Entity, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants' plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, in each case in the ordinary course of business or consistent with past practice;

(3) any Management Advances and any waiver or transaction with respect thereto;

(4) (i) any transaction between or among the Company and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries and (ii) any merger, amalgamation or consolidation with any Parent Entity, provided that such Parent Entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger, amalgamation or consolidation is otherwise permitted under this Agreement;

(5) the payment of compensation, fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, contractors, consultants, distributors or employees of the Company, any Parent Entity or any Restricted Subsidiary (whether directly or indirectly and including through any Controlled Investment Affiliate of such directors, officers, contractors, consultants, distributors or employees);

(6) the entry into and performance of obligations of the Company or any of the Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date (as defined in the 2026 Indenture) or the Note Documents, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not more disadvantageous to the Note Purchasers (taken as a whole) in any material respect;

(7) any transaction effected as part of a Qualified Securitization Financing or Receivables Facility, any disposition or acquisition of Securitization Assets, Receivables Assets or related assets in connection with any Qualified Securitization Financing or Receivables Facility;

(8) transactions with customers, clients, joint venture partners, suppliers, contractors, distributors or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors of the Company or the senior management of the Company or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(9) any transaction between or among the Company or any Restricted Subsidiary and any Person that is an Affiliate of the Company or an Associate or similar entity solely because the Company or a Restricted Subsidiary or any Affiliate of the Company or a Restricted Subsidiary or any Affiliate of any Permitted Holder owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(10) issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(11) (A) payments by the Company or any Restricted Subsidiary to any Parent Entity (whether directly or indirectly), including to its affiliates or its designees, of annual management, consulting, monitoring, refinancing, transaction, subsequent transaction exit fees, advisory fees and related costs and expenses and indemnitees in connection therewith and any termination fees (including any such cash lump sum or present value fee upon the consummation of a corporate event, including an initial public offering) and (B) customary payments by the Company or any Restricted Subsidiary to any Parent Entity (whether directly or indirectly) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved in the case of each of sub-paragraphs (A) and (B) by a majority of the Board of Directors of the Company in good faith;

(12) payment to any Parent Entity of all out of pocket expenses Incurred by such Parent Entity in connection with its direct or indirect investment in the Company and its Subsidiaries;

(13) [reserved]

(14) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Agent a letter from an Independent Financial

Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of paragraph (a) above;

(15) the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any equity holders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date (as defined in the 2026 Indenture) and any similar agreement that it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under any future amendment to the equity holders' agreement or under any similar agreement entered into after the Issue Date (as defined in the 2026 Indenture) will only be permitted under this sub-paragraph to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to Note Purchasers taken as a whole in any material respect;

(16) any purchases by the Company's Affiliates of Indebtedness or Disqualified Stock of the Company or any of their Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company's Affiliates; provided that such purchases by the Company's Affiliates are on the same terms as such purchases by such Persons who are not the Company's Affiliates;

(17) (A) investments by Affiliates in securities of the Company or any of the Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Company or such Restricted Subsidiary generally to other non-affiliated third party investors on the same or more favorable terms and (B) payments to Affiliates in respect of securities of the Company or any of the Restricted Subsidiaries contemplated in sub-paragraph (A) above or that were acquired from Persons other than the Company and the Restricted Subsidiaries, in each case, in accordance with the terms of such securities;

(18) payments by any Parent Entity, the Company and the Restricted Subsidiaries pursuant to any tax sharing agreements or other equity agreements in respect of Related Taxes among any such Parent Entity, the Company and the Restricted Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Company and its Subsidiaries;

(19) payments, Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Company and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, contractor or

consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any of its Parent Entities pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, contractors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Company in good faith;

(20) employment and severance arrangements between the Company or its Restricted Subsidiaries and their respective officers, directors, contractors, consultants, distributors and employees in the ordinary course of business or entered into in connection with the Transactions (as defined in the 2026 Indenture);

(21) any transition services arrangement, supply arrangement or similar arrangement entered into in connection with or in contemplation of the disposition of assets or Capital Stock in any Restricted Subsidiary permitted under Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*) or entered into with any Business Successor, in each case, that the Company determines in good faith is either fair to the Company or otherwise on customary terms for such type of arrangements in connection with similar transactions;

(22) transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 10 (*Designation of Restricted and Unrestricted Subsidiaries*) and pledges of Capital Stock of Unrestricted Subsidiaries;

(23) any lease entered into between the Company or any Restricted Subsidiary, as lessee, and any Affiliate of the Company, as lessor, which is approved by a majority of the Disinterested Directors;

(24) intellectual property licenses in the ordinary course of business;

(25) payments to or from, and transactions with, any joint venture in the ordinary course of business or consistent with past practice (including any cash management activities related thereto);

(26) the payment of costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(27) any Permitted Redomiciliation or Tax Restructuring,

provided that, in each case, any such transaction does not constitute a violation of Applicable Law or applicable transfer pricing regulations.

8. *Merger and Consolidation.*

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one transaction or a series of related transactions, to any Person, unless:

(1) the resulting, surviving or transferee Person (the ***Successor Company***) will be a Person organized and existing under the laws of Luxembourg, the United Kingdom, the United States of America, any State of the United States or the District of Columbia, Canada or any province of Canada (other than Quebec), and the Successor Company (if not the Company) will expressly assume (in each case subject to the Agreed Security Principles), (i) (A) by executing a confirmation of the same addressed to the Agent (if already an Obligor), any necessary supplements or joinders to the Transaction Security Documents, and an Accession Deed (if not already an Obligor), all the obligations of the Company under the Note Documents, and if such Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the applicable Successor Company or any Subsidiary of the applicable Successor Company as a result of such transaction as having been Incurred by the applicable Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, either; (i) the applicable Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 1(a) (*Limitation on Indebtedness*); or (ii) (a) the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries would not be lower than it was immediately prior to giving effect to such transaction; and (b) the Consolidated Net Leverage Ratio of the Company and its Restricted Subsidiaries would not be higher than it was immediately prior to giving effect to such transaction; and

(4) the Company shall have delivered to the Security Agent an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such Accession Deed (if any) comply with the Note Documents and an Opinion of Counsel to the effect that such Accession Deed (if any) is a legal and binding agreement enforceable against the Successor Company; *provided* that in giving an Opinion of Counsel, counsel may rely on an Officer's Certificate as to any matters of fact, including as to satisfaction of Sections 8(a)(2) and (3).

(b) The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the relevant Note Document.

(c) Notwithstanding Sections 8(a)(2), (3) and (4). (which do not apply to transactions referred to in this sentence), (1) the Company may consolidate or otherwise combine with, merger into or transfer all or part of its properties and assets to a 2026 Notes Guarantor, (2) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company or a 2026 Notes Guarantor, (3) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary and (4) the Company and its Restricted Subsidiaries may complete any Permitted Tax Restructuring. Notwithstanding Sections 8(a)(2) and (3) (which do not apply to the transactions referred to in this sentence), the Company may undertake a Permitted Redomiciliation.

(d) The foregoing provisions (other than the requirements of Section 8(a)(2)) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary.

(e) No Guarantor may consolidate with or merge with or into any Person, or sell, convey, transfer or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or permit any Person to merge with or into such Guarantor, unless:

(i) (A) other Person is the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(B) either (x) the Company or a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations (in each case subject to the Agreed Security Principles) of the Guarantor under the Note Documents; and

immediately after giving effect to the transaction, no Event of Default has occurred and is continuing; or

(ii) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case, other than to the Company or a Restricted Subsidiary) otherwise permitted by the Note Documents.

9. Suspension of Certain Covenants.

(a) Following the first day: (1) the 2026 Notes have achieved Investment Grade Status; and (2) no Default or Event of Default has occurred and is continuing under this Agreement, then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and the Restricted Subsidiaries will not be

subject to Sections 1, 2, 3, 4, 6, 7 and 8(a)(3) (collectively, the ***Suspended Covenants***).

(b) In addition, any future obligation to grant further Guarantees shall be released. All such further obligation to grant Guarantees shall be reinstated upon the Reversion Date. If at any time the 2026 Notes cease to have such Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the ***Reversion Date***) and be applicable pursuant to the terms of this Agreement (including in connection with performing any calculation or assessment to determine compliance with the terms of this Agreement), unless and until the 2026 Notes subsequently attain Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that the 2026 Notes maintain an Investment Grade Status); provided, however, that no Event of Default or breach of any kind shall be deemed to exist under any Note Document with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the ***Suspension Period***.

(c) On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date (as defined in the 2026 Indenture), so that it is classified as permitted under Section 1(b)(4)(b) (*Limitation on Indebtedness*). On and after the Reversion Date, all Liens created during the Suspension Period will be considered Permitted Liens. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 2 (*Limitation on Restricted Payments*) will be made as though Section 2 (*Limitation on Restricted Payments*) had been in effect since the Issue Date (as defined in the 2026 Indenture) and prior to, but not during the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 2(a) (*Limitation on Restricted Payments*). On and after each Reversion Date, the Company and its Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract and such consummation would have been permitted during such Suspension Period.

(d) The Agent shall have no duty to monitor the ratings of the 2026 Notes, shall not be deemed to have any knowledge of the ratings of the 2026 Notes.

10. *Designation of Restricted and Unrestricted Subsidiaries*.

(a) The Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an Event of Default. If a Restricted

Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments pursuant to Section 2 (*Limitation on Restricted Payments*) or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

(b) Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Agent by filing with the Agent an Officer's Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 2 (*Limitation on Restricted Payments*). If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Note Documents and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 1 (*Limitation on Indebtedness*), the Company will be in default under Section 1 (*Limitation on Indebtedness*).

(c) The Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 1 (*Limitation on Indebtedness*) (including pursuant to paragraph (b)(5) thereof treating such redesignation as an acquisition for the purposes of such clause), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any such designation by the Company shall be evidenced to the Agent by filing with the Agent an Officer's Certificate certifying that such designation complies with the preceding conditions.

11. *Conditions subsequent.*

(a) As soon as reasonably practicable and in any event within 60 days of the Issue Date (or in the case of accessions of each Holdco Guarantor, within 5 Business Days of the Issue Date), the Company shall procure that (i) each Restricted Subsidiary which on the Issue Date has provided a Guarantee for the 2026 Notes, and (ii) each Holdco Guarantor, becomes an Additional Guarantor (subject to the Agreed Security Principles).

(b) Within 10 Business Days of the Issue Date, the Company shall:

(i) make all arrangements that are necessary to ensure that the Notes are cleared and settled through Euroclear Bank SA/NV, Clearstream Banking S.A. or any other international clearing system (the "**Clearing Systems**") and shall agree to pay any required costs in connection therewith;

(ii) submit an application to any of the Clearing Systems for the purposes of assigning an international securities identification number (ISIN) to the Notes and shall agree to pay any required costs in connection therewith;

(iii) appoint such agents, persons or other third parties (including, without limitation, a common depository, registrar and a fiscal or paying agent) as necessary for the maintenance of the Notes and shall agree to pay any required costs in connection therewith; and

(iv) execute and delivery such documents (including any deed or document supplemental to these Conditions) and perform such actions as the Majority Note Purchasers may deem necessary to effect the clearing and settlement of the Notes through the Clearing Systems.

(c) Within 45 days of the Issue Date, Atento Colombia S.A. shall enter into a Colombian law control agreement with the Security Agent and the relevant account bank in respect of the bank account referred to in paragraph 10 of Schedule 5 of the Note Purchase Agreement, in form and substance satisfactory to each Note Purchaser, the Security Agent and the Agent, and shall take all other steps required to create, perfect and register such bank account security in accordance with the terms of such agreement.

(d) Within 45 days of the Issue Date, Teleatento del Perú S.A.C. shall enter into a Peruvian law account control complementary agreement with the Security Agent and the relevant account bank in respect of the bank account referred to in paragraph 10 of Schedule 5 of the Note Purchase Agreement, in form and substance satisfactory to each Note Purchaser, the Security Agent and the Agent, and shall take all other steps required to create, perfect and register such bank account security in accordance with the terms of such agreement.

(e) Within 45 days of the Issue Date, Atento Chile S.A. shall enter into a Chilean law bank account pledge and control agreement with the Security Agent and the relevant account bank in respect of the bank account referred to in paragraph 10 of Schedule 5 of the Note Purchase Agreement, in form and substance satisfactory to each Note Purchaser, the Security Agent and the Agent, and shall take all other steps required to create, perfect and register such bank account security in accordance with the terms of such agreement.

(f) As soon as reasonably practicable following the Issue Date, each applicable Obligor shall enter into the following guarantee agreements in respect of the Notes in form and substance satisfactory to each Note Purchaser, the Security Agent and the Agent:

(i) a Brazilian law guarantee from the Brazilian Guarantor;

(ii) a Chilean law guarantee for the Chilean Guarantor;

(iii) a Colombian law guarantee for the Colombian Guarantor;

(iv) a Mexican law guarantee for each Mexican Guarantor; and

(v) a Peruvian law guarantee for the Peruvian Guarantor.

SCHEDULE 5
EVENTS OF DEFAULT

The capitalized words and expressions used in this Schedule 5 shall have the meaning ascribed to them in Schedule 6 (*Certain Definitions*) save that if a capitalized word or expression is not given a meaning in this Schedule 5 or Schedule 6 (*Certain Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*) or otherwise pursuant to the recitals in these Conditions.

1. Each of the following is an Event of Default in these Conditions:

(a) an Obligor:

(i) does not pay on the due date interest payments or any other amount (other than payments of the amounts described in paragraph (ii) below) payable pursuant to a Note Document at the place at and in the currency in which it is expressed to be payable unless payment is made within three (3) Business Days of its due date; or

(ii) does not pay on the due date the principal amount of, Applicable Premium or any other premium, if any, on any Note issued under this Agreement when due at the Final Maturity Date, upon optional redemption, upon required repurchase, upon declaration, acceleration or otherwise.

(b) failure by any Obligor to comply with any other of its obligations contained in these Conditions or any other Note Document (other than an obligation referred to elsewhere in this Schedule 5 or Condition 14 (*Events of Default*)), except to the extent that such failure is capable of remedy and is remedied within 30 days of the earlier of the date the applicable Obligor became aware of such failure and the date of the Agent giving notice to the Company of such failure;

(c) the occurrence of any default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Original Obligor or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) or the payment of which is Guaranteed by the Company, any Original Obligor or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) other than Indebtedness owed to the Company, an Original Obligor or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(i) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (***payment default***); or

(ii) results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case, (x) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates to fifty million Dollars ($50,000,000) or more at any one time outstanding, or (y) such Indebtedness is outstanding under the SSRCF Agreement and/or the 2026 Notes and/or any Super Senior Hedging Liabilities or Pari Passu Hedging Liabilities (each as defined in the Intercreditor Agreement);

(d) the Company, any Original Obligor, any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and the Restricted Subsidiaries), would constitute a Significant Subsidiary:

(i) commences or convenes (A) a voluntary case or proceeding or (B) any restructuring plan or scheme of arrangement under English law (or in either case any substantially similar process in any jurisdiction);

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii) consents to the appointment of a Custodian of it or for substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it; or

(vi) takes any comparable action under any foreign laws relating to insolvency,

in each case excluding any event or circumstance in relation to which the Company has complied with its obligations under Condition 13.8.

(e) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, any Original Obligor or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in an involuntary case;

(ii) appoints a Custodian of the Company, any Original Obligor or a Significant Subsidiary or group of Restricted Subsidiaries that, taken

together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, for substantially all of its property;

(iii) orders the winding up or liquidation of the Company, any Original Obligor or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(iv) or any similar relief is granted under any foreign laws and the order, decree or relief remains unstayed and in effect for 60 consecutive days;

(f) failure by the Company, any Original Obligor or a Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and the Restricted Subsidiaries) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of fifty million Dollars ($50,000,000) other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(g) (i) any Guarantee of the Company, any Original Obligor or a Guarantor that is a Significant Subsidiary under Condition 3 (*Guarantees*) of these Conditions ceases to be in full force and effect (other than as otherwise permitted under these Conditions) or (ii) a Guarantor denies or disaffirms its obligations under its Guarantee under Condition 3 (*Guarantees*) of these Conditions, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with these Conditions; or

(h) unless such Transaction Security has been released in accordance with the provisions of the Note Documents, the Transaction Security Documents with respect to any portion of the Charged Property cease to be valid or enforceable, or the Company or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

Notwithstanding sub-section 1(d) above, nothing herein shall (i) prevent the commencement of a proceeding under applicable laws related to bankruptcy, insolvency, reorganization or similar debtor relief laws of Colombia or the filing of a petition in Colombia to commence a proceeding under such laws with respect to any Obligor, whether voluntary or involuntary; (ii) be construed to mean that the purpose of any such provision is to prevent or create obstacles to prevent, directly or indirectly, that proceedings be commenced in Colombia under such laws with respect to any Obligor; or

(iii) prohibit any Obligor from negotiating or entering into a restructuring agreement under such laws.

2. In the event of a declaration of acceleration of the Notes because an Event of Default described in sub-section 1(c) of this Schedule 5 has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to sub-section 1(c) of this Schedule 5 shall be remedied or cured, or waived by the holders of the Indebtedness and the acceleration of such Indebtedness has been rescinded, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

3. (a) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the ***Initial Default***) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (b) any Default or Event of Default for the failure to comply with the time periods prescribed in Condition 11 (*Information Undertakings*) or Schedule 3 (*Information Undertakings*) or otherwise to deliver any notice or certificate pursuant to any other provision of these Conditions shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in these Conditions.

4. If an Event of Default described in Sections 1(d) or 1(e) above occurs, the principal of, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Agent or any Note Purchaser.

SCHEDULE 6
CERTAIN DEFINITIONS

2017 Notes Issue Date means August 10, 2017.

2020 20-F means Atento S.A.'s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

2020 Third Quarter 6-K means Atento S.A.'s report on Form 6-K for the period ended September 30, 2020, furnished to the SEC, which set out the unaudited interim consolidated financial information for the three and nine months ended September 30, 2020.

2026 Indenture means the indenture, dated as of February 10, 2021, for the $500,000,000 8.000% Senior Secured Notes of the Company due 2026 (in its form as at such date).

2026 Notes means the Notes under and as defined in the 2026 Indenture.

2026 Notes Guarantees has the meaning given to the term "Note Guarantees" under the 2026 Indenture.

2026 Notes Guarantor has the meaning given to the term "Guarantor" under the 2026 Indenture.

Acquired Indebtedness means with respect to any Person: (x) Indebtedness of any other Person or any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary or merges or amalgamates with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary; and (y) Indebtedness secured by a Lien encumbering any asset acquired by such Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (x) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary or on the date of the relevant merger, amalgamation, consolidation, acquisition or other combination.

Additional Assets means:

(a) any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(b) the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(c) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

Additional Notes has the meaning ascribed to it in the 2026 Indenture.

Affiliate of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, *control* when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms *controlling* and *controlled* have meanings correlative to the foregoing.

Alternative Currency means any currency (other than Dollars) that is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars (as determined in good faith by the Company).

Asset Disposition means:

(a) the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company or any of the Restricted Subsidiaries (in each case other than Capital Stock of the Company) (each referred to in this definition as a *disposition*); or

(b) the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 1 (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) or directors' qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1) a disposition by the Company or a Restricted Subsidiary to the Company or a Restricted Subsidiary;

(2) a disposition of cash, Cash Equivalents or Investment Grade Securities;

(3) a disposition of inventory or other assets (including Settlement Assets) in the ordinary course of business or consistent with past practice or held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(4) a disposition of obsolete, worn out, uneconomic, damaged or surplus property, equipment or other assets or property, equipment or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Company and the Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Company and the Restricted Subsidiaries (including by ceasing to enforce, allowing the lapse, abandonment or invalidation of or discontinuing the use or maintenance of or putting into the public domain any intellectual property that is, in the reasonable judgment of the Company or the Restricted Subsidiaries, no longer used or useful, or economically practicable to maintain, or in respect of which the Company or any Restricted

Subsidiary determines in its reasonable judgment that such action or inaction is desirable);

(5) transactions permitted under Section 8 (*Merger and Consolidation*) of Schedule 4 (*General Undertakings*) or a transaction that constitutes a Change of Control;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Company;

(7) any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than $20.0 million;

(8) any Restricted Payment that is permitted to be made, and is made, under Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) and the making of any Permitted Payment or Permitted Investment or, solely for purposes of Section 4(a)(3) (*Limitation on Sale of Assets and Subsidiary Stock*) of Schedule 4 (*General Undertakings*) asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9) dispositions in connection with a Permitted Redomiciliation so long as such Permitted Redomiciliation is not undertaken in a manner with the purpose of circumventing the provisions of Section 4 (*Limitation on Sale of Assets and Subsidiary Stock*) of Schedule 4 (*General Undertakings*) and solely to the extent that such dispositions are required to be made to effect the transactions contemplated under such Permitted Redomiciliation or Permitted Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) conveyances, sales, transfers, licenses or sublicenses or other dispositions of intellectual property, software or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research or development agreement in which the counterparty to such agreement receives a license in the intellectual property or software that result from such agreement;

(12) the lease, assignment, license, sublease or sublicense of any real or personal property in the ordinary course of business;

(13) foreclosure, condemnation or any similar action with respect to any property or other assets;

(14) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or

notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(15) any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any other disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary or an Immaterial Subsidiary;

(16) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and, in each case, comprising all or a portion of the consideration in respect of such sale or acquisition;

(17) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased), and (iii) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(18) any disposition of Securitization Assets or Receivables Assets, or participations therein, in connection with any Qualified Securitization Financing or Receivables Facility for Securitization Refinancing Indebtedness, or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice;

(19) any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Company or any Restricted Subsidiary after the Issue Date (as defined in the 2026 Indenture), including Sale and Leaseback Transactions and asset securitizations, permitted by these Conditions;

(20) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements

(21) any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind; and

(22) the unwinding of any Cash Management Services or Hedging Obligations.

In the event that a transaction (or any portion thereof) meets the criteria of a permitted Asset Disposition and would also be a Permitted Investment or an Investment permitted under Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*), the Company, in its

sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as an Asset Disposition and/or one or more of the types of Permitted Investments or Investments permitted under Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*).

Associate means (i) any Person engaged in a Similar Business of which the Company or the Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Company or any Restricted Subsidiary.

Business Successor means: (i) any former Subsidiary of the Company; and (ii) any Person that, after the Issue Date (as defined in the 2026 Indenture), has acquired, merged or consolidated with a Subsidiary of the Company (that results in such Subsidiary ceasing to be a Subsidiary of the Company), or acquired (in one transaction or a series of transactions) all or substantially all of the property and assets or business of a Subsidiary or assets constituting a business unit, line of business or division of a Subsidiary of the Company.

Capital Stock of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

Capitalized Lease Obligations means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

Cash Equivalents means:

(1) Dollars, Canadian dollars, Swiss Francs, United Kingdom pounds, Euro or any national currency of any member state of the European Union; or (b) any other foreign currency held by the Company and its Restricted Subsidiaries in the ordinary course of business;

(2) securities issued or directly and fully Guaranteed or insured by the United States of America, Canadian, Swiss or United Kingdom governments, a member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), with maturities of 24 months or less from the date of acquisition;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender or by any bank or trust company (a) whose commercial paper is rated at least "A-2" or the equivalent thereof by S&P or at least "P-2" or the equivalent thereof by Moody's (or if at the

time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $100.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any Person referenced in clause (3) above;

(6) commercial paper and variable or fixed rate notes issued by a bank meeting the qualifications specified in clause (3) above (or by the parent company thereof) maturing within one year after the date of creation thereof or any commercial paper and variable or fixed rate note issued by, or guaranteed by a corporation rated at least (A) "A-1" or higher by S&P or "P-1" or higher by Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) maturing within two years after the date of creation thereof or (B) "A-2" or higher by S&P or "P-2" or higher by Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) maturing within one year after the date of creation thereof, or, in each case, if no rating is available in respect of the commercial paper or variable or fixed rate notes, the issuer of which has an equivalent rating in respect of its long-term debt;

(7) marketable short-term money market and similar securities having a rating of at least P-2" or "A-2" from either S&P or Moody's, respectively (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company), and, in each case, maturing within 24 months after the date of creation or acquisition;

(8) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America, Canada, Switzerland, the United Kingdom, any member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest Ratings Categories obtainable from either Moody's or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of not more than two years from the date of creation or acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest Ratings Categories obtainable by S&P or

Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of not more than two years from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest Ratings Categories by S&P or Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company);

(11) with respect to each of the Company and its Subsidiaries: (i) obligations of the national government of the country in which the Company or such Subsidiary, as applicable, maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case, maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers' acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which the Company or such Subsidiary, as applicable, maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least "A-2" or the equivalent thereof or from Moody's is at least "P-2" or the equivalent thereof (any such bank being an ***Approved Foreign Bank***), and, in each case, with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank;

(12) Indebtedness or Preferred Stock issued by Persons with a rating of "BBB-" or higher from S&P or "Baa3" or higher from Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of 24 months or less from the date of acquisition;

(13) bills of exchange issued in the United States of America, Canada, Switzerland, the United Kingdom, a member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(14) investments in money market funds access to which is provided as part of "sweep" accounts maintained with any bank meeting the qualifications specified in clause (3) above;

(15) investments in industrial development revenue bonds that (i) "re-set" interest rates not less frequently than quarterly, (ii) are entitled to the benefit of a remarketing arrangement with an established broker dealer and (iii) are supported by a direct

pay letter of credit covering principal and accrued interest that is issued by any bank meeting the qualifications specified in clause (3) above;

(16) investments in pooled funds or investment accounts consisting of investments in the nature described in the foregoing clause (15);

(17) Cash Equivalents or instruments similar to those referred to in clauses (1) through (16) above denominated in Dollars or any Alternative Currency;

(18) interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (1) through (17) above; and

(19) for purposes of clause (2) of the definition of ***Asset Disposition***, any marketable securities portfolio owned by the Company and its Subsidiaries on the Issue Date (as defined in the 2026 Indenture).

In the case of Investments made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (1) through (19) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (19) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; *provided* that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts. For the avoidance of doubt, any items identified as Cash Equivalents under this definition (other than clause (19) above) will be deemed to be Cash Equivalents for all purposes under these Conditions regardless of the treatment of such items under IFRS.

Cash Management Services means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transactions, treasury, depository, credit or debit card, purchasing card, stored value card, electronic fund transfer services and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services or other cash management arrangements in the ordinary course of business or consistent with past practice.

Collateral has the meaning given to that term in the 2026 Indenture.

Collateral Documents has the meaning given to that term in the 2026 Indenture.

Consolidated Depreciation and Amortization Expense means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization or write-off of (i) intangibles and non-cash organization costs, (ii) deferred financing fees or costs

and (iii) capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and the Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS and any write down of assets or asset value carried on the statement of financial position.

Consolidated EBITDA means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) increased (without duplication) by:

(a) provision for taxes based on income, profits, revenue or capital, including, without limitation, federal, state, provincial, territorial, local, foreign, unitary, excise, property, franchise and similar taxes and foreign withholding and similar taxes of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations (including, without limitation, any additions to such taxes, and any penalties and interest with respect thereto), deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on any Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of Consolidated Interest Expense pursuant to clauses (g) through (m) in clause (1) thereof), to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; *plus*

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; *plus*

(d) any fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any actual, proposed or contemplated Equity Offering, acquisition, disposition or recapitalization, in each case, whether or not consummated, to the extent the same were deducted (and not added back) in computing Consolidated Net Income; *plus*

(e) the amount of any restructuring charge, accrual or reserve (and adjustments to existing reserves), or of any non-recurring loss, charge or expense, in each case, if identified, disclosed or described in a report delivered in accordance with Schedule 3 (*Information Undertakings*) or if made by the Company in good faith consistent with the requirements in the 2026 Indenture, that is deducted (and not added back) in such period in computing Consolidated Net Income; *plus*

(f) any other non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting (provided that to the extent any such non-cash charge, write-down or item represents an accrual or reserve for a cash expenditure for a future period then the cash payment in such future period shall be subtracted from Consolidated EBITDA when paid) or other items classified by the Company as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); *plus*

(g) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any severance agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or Net Cash Proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Company solely to the extent that such Net Cash Proceeds are excluded from the calculation set forth in Section 2(a)(3) (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*); *plus*

(h) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary; *plus*

(i) any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) and any other items of a similar nature; *plus*

(j) any non-cash losses realized in such period in connection with adjustments to any employee benefit plan due to changes in actuarial assumptions, valuation or studies; and

(2) decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period.

Consolidated First Lien Secured Leverage Ratio means, as of any date of determination, the ratio of: (x) the sum of (a) Consolidated Net Indebtedness secured by a Lien (other than Junior Priority Obligations or any other Lien that is junior to the Lien securing the Loans (as defined in the SSRCF Agreement)) as of such date and (b) the Reserved Indebtedness Amount as of such date to (y) LTM EBITDA, in each case, with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio; *provided*

that, solely for the purpose of Consolidated First Lien Secured Leverage Ratio in Section 1(b)(1)(*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*), all Indebtedness incurred in reliance on such clause shall be deemed to be Consolidated Net Indebtedness secured by a Lien (other than a Junior Priority Obligation or any Lien that is junior to the Lien securing the Loans (as defined in the SSRCF Agreement)) as of such date and shall be included in clause (a) above.

Consolidated Interest Expense means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including:

(a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par;

(b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances;

(c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedging Obligations or other derivative instruments pursuant to IFRS);

(d) the interest component of Capitalized Lease Obligations;

(e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness; and

(f) Securitization Fees,

and excluding:

(g) penalties and interest relating to taxes;

(h) any additional cash interest owing pursuant to any registration rights agreement;

(i) accretion or accrual of discounted liabilities other than Indebtedness;

(j) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting in connection with any acquisition;

(k) amortization or write-off of deferred financing fees, debt issuance costs, debt discount or premium, terminated hedging obligations and other commissions, financing fees and expenses and original issue discount with respect to Indebtedness borrowed under the Note Documents or any other

agreement governing Indebtedness outstanding on the Issue Date (as defined in the 2026 Indenture) and, adjusted, to the extent included, to exclude any refunds or similar credits received in connection with the purchasing or procurement of goods or services under any purchasing card or similar program;

(l) any expensing of bridge, commitment and other financing fees; and

(m) interest with respect to Indebtedness of any parent of such Person appearing upon the statement of financial position of such Person solely by reason of push-down accounting under IFRS); *plus*

(2) consolidated capitalized interest of such Person and the Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

Consolidated Net Income means, with respect to any Person for any period, the net income (loss) of such Person and the Restricted Subsidiaries for such period determined on a consolidated basis on the basis of IFRS before any reduction in respect of Preferred Stock dividends; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary (including any net income (loss) from investments recorded in such Person under the equity method of accounting), except that the Company's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that (as determined in good faith by a responsible financial or chief accounting officer of the Company) could have been distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution or return on investment (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2) solely for the purpose of determining the amount available for Restricted Payments under Section 2(a)(3)(i)(*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*), any net income (loss) of any Restricted Subsidiary (other than the Company and the 2026 Notes Guarantors) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company or a 2026 Notes Guarantor by operation of the terms of such Restricted Subsidiary's articles, charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or

otherwise released, (b) restrictions pursuant to the Notes Documents, the SSRCF Financing Documents, the 2026 Notes, or the 2026 Indenture and (c) restrictions specified in Section 3(b)(14)(i) of Schedule 4 (*General Undertakings*)), except that the Company's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that (as determined in good faith by a responsible financial or chief accounting officer of the Company) could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3) any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized upon the sale or other disposition of any asset (including pursuant to any Sale and Leaseback Transaction) or disposed or discontinued operations of the Company or any Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by a responsible financial or chief accounting officer of the Company);

(4) any extraordinary, exceptional or unusual loss, charge or expense;

(5) the cumulative effect of a change in law, regulation or accounting principles;

(6) any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions or on the re-valuation of any benefit plan obligation and (ii) income (loss) attributable to deferred compensation plans or trusts;

(7) all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8) any unrealized foreign currency translation increases or decreases or transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person, including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(9) any unrealized or realized gain or loss due solely to fluctuations in currency values and the related tax effects, determined in accordance with IFRS;

(10) any recapitalization accounting or purchase accounting effects, including, but not limited to, adjustments to inventory, property and equipment, software and other

intangible assets and deferred revenue in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(11) any impairment charge, write-off or write-down, including impairment charges, write-offs or write-downs related to intangible assets, long-lived assets, goodwill, investments in debt or equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) and the amortization of intangibles arising pursuant to IFRS;

(12) effects of adjustments to accruals and reserves during a period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks (including government program rebates); and

(13) any net gain (or loss) from disposed, abandoned or discontinued operations and any net gain (or loss) on disposal of disposed, discontinued or abandoned operations.

Consolidated Net Income shall also include the line items "Cashflow/Net investment hedge" and "Tax effect of hedge" from other comprehensive income/loss, and exclude such amounts reclassified to net income (loss), in each case, for the applicable period of such Person and the Restricted Subsidiaries for such period determined on a consolidated basis on the basis of IFRS.

In addition, to the extent included in the Consolidated Net Income of such Person and the Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall not include (i) any expenses and charges either (x) that are reimbursed under indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder or (y) in respect of which, and so long as, the Company has made a determination that there exists reasonable evidence that such amounts will in fact be reimbursed under such provisions and only to the extent that such amounts are (A) not denied by the applicable payor in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days) and (ii) expenses with respect to liability or casualty events or business interruption to the extent covered by insurance (including business interruption insurance) and either (x) actually reimbursed or (y) so long as the Company has made a determination that there exists reasonable evidence that such amounts will in fact be reimbursed by the insurer and only to the extent that such amounts are (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days).

Consolidated Net Indebtedness means, as of any date of determination: (a) the aggregate principal amount of Indebtedness for borrowed money (excluding Indebtedness with respect to Cash Management Services, intercompany Indebtedness and Subordinated Indebtedness as of

such date); plus (b) the aggregate principal amount of Capitalized Lease Obligations, Purchase Money Obligations and unreimbursed drawings under letters of credit of the Company and its Restricted Subsidiaries outstanding on such date; plus (c) the aggregate principal amount of securitization transactions; minus (d) the aggregate amount of cash and Cash Equivalents included on the consolidated statement of financial position of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal period for which consolidated financial statements of the Company are available (which may be internal consolidated financial statements) (provided that the cash proceeds of any proposed Incurrence of Indebtedness shall not be included in this clause (d) for purposes of calculating the Consolidated Net Leverage Ratio or Consolidated First Lien Secured Leverage Ratio, as applicable), with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio.

Consolidated Net Leverage Ratio means, as of any date of determination, the ratio of: (x) the sum of (a) Consolidated Net Indebtedness as of such date and (b) the Reserved Indebtedness Amount as of such date; to (y) LTM EBITDA with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio.

Contingent Obligations means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (***primary obligations***) of any other Person (the ***primary obligor***), including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

Controlled Investment Affiliate means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

Credit Facility means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the SSRCF Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from

such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original credit agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term Credit Facility shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

Credit Facility Documents means the collective reference to any Credit Facility, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

Designated Non-Cash Consideration means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or any of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer's Certificate delivered to the Trustee, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*) of Schedule 4 (*General Undertakings*) hereof.

Designated Preferred Stock means Preferred Stock of the Company or a Parent Entity (other than Disqualified Stock) that is issued for cash (other than to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees to the extent funded by the Company or such Subsidiary) and that is designated as Designated Preferred Stock pursuant to an Officer's Certificate of the Company at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in Section 2(a)(3) (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*).

Disinterested Director means, with respect to any Affiliate Transaction, a member of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors shall be deemed not to have such a financial interest by reason of such member's holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

Disqualified Stock means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2) is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part,

in each case, on or prior to the earlier of: (a) the Stated Maturity of the 2026 Notes; or (b) the date on which there are no 2026 Notes outstanding; *provided, however*, that: (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) hereof; *provided, however*, that if such Capital Stock is issued to any future, current or former employee, director, officer, manager, contractor or consultant (or their respective Controlled Investment Affiliates (excluding the Permitted Holders (but not excluding any future, current or former employee, director, officer, manager, contractor or consultant)) or Immediate Family Members), of the Company, any of its Subsidiaries, any Parent Entity or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an "affiliate" by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

Equity Offering means (x) a sale of Capital Stock (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) or other securities of the Company or any Parent Entity other than (a) offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions and (b) issuances of Capital Stock to any Subsidiary of the Company or (y) a cash equity contribution to the Company.

Euro means the single currency of participating member states of the economic and monetary union as contemplated in the Treaty on European Union.

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

Excluded Contribution means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Company after the Issue Date (as defined in the 2026 Indenture) or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer's Certificate of the Company.

First Priority Credit Obligations means: (i) any and all amounts payable under or in respect of any Credit Facility (including the SSRCF Agreement) and the other Credit Facility Documents (including the SSRCF Financing Documents) as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the SSRCF Agreement), including principal, premium (if any), interest (including Post-Petition Interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for Post-Petition Interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of, in each case, Incurred as Indebtedness under paragraphs (1)(a)(1) and paragraph (1)(b), in respect of paragraph (1)(a)(1), of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) to the extent secured by a Permitted Lien incurred or deemed incurred to secure Indebtedness under the Credit Facilities constituting First Priority Obligations pursuant to clause (19) of the definition of "Permitted Liens" and (ii) all other Obligations of the Company or any of its Restricted Subsidiaries in respect of Hedging Obligations.

First Priority Liens means all Liens that secure the First Priority Obligations.

First Priority Notes Obligations means all Obligations of the Company and the 2026 Notes Guarantors under the 2026 Notes, the 2026 Indenture, the 2026 Notes Guarantees and the Collateral Documents (as defined in the 2026 Indenture).

First Priority Obligations means (i) the First Priority Credit Obligations, (ii) all First Priority Notes Obligations and any Pari Passu Secured Obligations and (iii) any and all amounts payable under or in respect of any Future First Lien Indebtedness.

Fitch means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

Fixed Charge Coverage Ratio means, with respect to any Person on any determination date, the ratio of Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date (the ***reference period***) for which consolidated financial statements are available (which may be internal consolidated financial statements) to the Fixed Charges of such Person for the reference period. In the event that the Company or any Restricted Subsidiary Incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) has

caused any Reserved Indebtedness Amount to be deemed to be Incurred during such period or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the reference period but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the ***Fixed Charge Coverage Ratio Calculation Date***), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, deemed Incurrence, assumption, Guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; *provided*, *however*, that for purposes of the pro forma calculation under Section 1(a) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) such calculation shall not give effect to any Indebtedness Incurred on such determination date pursuant to Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) (other than Indebtedness Incurred pursuant to paragraph (5) thereof).

For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed operations that have been made by the Company or any of the Restricted Subsidiaries, during the reference period or subsequent to the reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into the Company or any of the Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation had occurred at the beginning of the reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company (including cost savings and synergies). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the reference period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have

been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

Fixed Charges means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary of such Person during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

Future First Lien Indebtedness means any Indebtedness of the Company and/or the other Obligors that is either a First Priority Credit Obligation or Pari Passu Secured Obligation, as permitted by these Conditions.

Future First Lien Obligations means Obligations in respect of Future First Lien Indebtedness.

GAAP means generally accepted accounting principles in the United States of America.

Guarantee means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part),

provided, however, that the term ***Guarantee*** will not include: (x) endorsements for collection or deposit in the ordinary course of business or consistent with past practice; and (y) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided further that the amount of any Guarantee shall be deemed to be the lower of: (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made; and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person's maximum reasonably anticipated

liability in respect thereof as determined by such Person in good faith. The term ***Guarantee*** used as a verb has a corresponding meaning.

Hedging Obligations means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

IFRS means the International Financial Reporting Standards (formerly International Accounting Standards) endorsed from time to time by the International Accounting Standards Board or any variation thereof with which the Company or its Restricted Subsidiaries are, or may be, required to comply, as in effect on the Issue Date (as defined in the 2026 Indenture) or, with respect to Section 9 (*Suspension of Certain Covenants*) of Schedule 4 (*General Undertakings*), as in effect from time to time. Except as otherwise set forth in these Conditions, all ratios and calculations based on IFRS contained in these Conditions shall be computed in accordance with IFRS as in effect on the Issue Date (as defined in the 2026 Indenture), *provided that* at any time after the Issue Date (as defined in the 2026 Indenture), (i) the Company may elect to establish that IFRS shall mean the IFRS as in effect on or prior to the date of such election; provided that any such election, once made, shall be irrevocable and (ii) the Company may elect to apply GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean GAAP (except as otherwise provided in the Note Documents), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; *provided*, *further*, that any calculation or determination in these Conditions that requires the application of IFRS for periods that include fiscal quarters ended prior to the Company's election to apply GAAP shall remain as previously calculated or determined in accordance with IFRS; *provided*, *further again*, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company in GAAP. The Company shall give written notice of any such election made in accordance with this definition to the Agent.

Immaterial Subsidiary means, at any date of determination, each Restricted Subsidiary of the Company that (i) has not guaranteed any other Indebtedness of the Company and (ii) has Total Assets and revenues of less than 5.0% of Total Assets and consolidated revenues, respectively, of the Company and its Restricted Subsidiaries and, together with all other Immaterial Subsidiaries (as determined in accordance with IFRS), has Total Assets and revenues of less than 10.0% of Total Assets and consolidated revenues, respectively, of the Company and its Restricted Subsidiaries, and LTM EBITDA less than 10.0% of LTM EBITDA, in each case, measured at the end of the most recent fiscal period for which consolidated financial statements are available (which may be internal consolidated financial statements) and for the period of four fiscal quarters then ended, in each case, on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such statement of financial position date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary.

Immediate Family Members means, with respect to any individual, such individual's child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other *bona fide* estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

Incur means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; *provided*, *however*, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms ***Incurred*** and ***Incurrence*** have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be Incurred at the time any funds are borrowed thereunder.

Indebtedness means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations, including accrued expenses owed to a trade creditor), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser

of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8) Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) of other Persons to the extent Guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement); and

(10) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase outstanding relating to a securitization transaction or series of transactions;

with respect to clauses (1), (2), (4) and (5) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a statement of financial position (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; *provided*, that Indebtedness of any Parent Entity appearing upon the statement of financial position of the Company solely by reason of push-down accounting under IFRS shall be excluded.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness shall be calculated without giving effect to the effects of Topic No. 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under these Conditions as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, other than Guarantees or other assumptions of Indebtedness;

(ii) Cash Management Services;

(iii) any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under IFRS as in effect on the 2017 Notes Issue Date or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(iv) obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Issue Date (as defined in the 2026 Indenture) or in the ordinary course of business or consistent with past practice;

(v) in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing statement of financial position or such payment depends on the performance of such business after the closing; *provided*, *however*, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(vi) for the avoidance of doubt, any obligations in respect of workers' compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(vii) Indebtedness of any Parent Entity appearing on the statement of financial position of the Company solely by reason of push down accounting under IFRS;

(viii) Capital Stock (other than Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock); or

(ix) amounts owed to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, that complies with Section 8 (*Merger and Consolidation*) of Schedule 4 (*General Undertakings*).

Independent Financial Advisor means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing; provided, however, that such firm or appraiser is not an Affiliate of the Company.

Institutional Investors means HPS Investment Partners, GIC and Farallon Capital Management and Affiliates and funds or partnerships or other investment vehicles or Subsidiaries managed or advised by any of them or any of their respective Affiliates (other than any operating portfolio companies of any of the foregoing).

Investment means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any advances, loans or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business or consistent with past practice, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a statement of financial position prepared on the basis of IFRS; *provided*, *however*, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Sections 2 (Limitation on Restricted Payments) and 10 (Designation of Restricted and Unrestricted Subsidiaries) of Schedule 4 (*General Undertakings*):

(1) ***Investment*** will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided*, *however*, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent Investment in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's Investment in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as determined by the Company) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case, as determined in good faith by the Company.

Investment Grade Securities means:

(1) securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities issued or directly and fully guaranteed or insured by a member of the European Union, United Kingdom, Switzerland, Norway, or any agency or instrumentality thereof (other than Cash Equivalents);

(3) debt securities or debt instruments with a rating of "A-" or higher from Fitch or S&P or "A3" or higher by Moody's or the equivalent of such rating by such rating organization or, if no rating of Moody's, Fitch or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; and

(4) investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

Investment Grade Status shall occur when the 2026 Notes receive two of the following:

(1) a rating of BBB- or higher from S&P;

(2) a rating of Baa3 or higher from Moody's; or

(3) a rating of BBB- or higher from Fitch,

or the equivalent of such rating by such rating organization or, if no rating of S&P Moody's or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization selected by the Company.

Junior Priority Obligations means other Indebtedness of the Company and/or the 2026 Notes Guarantors that is secured by Liens on the Collateral (as defined in the 2026 Indenture) ranking junior in priority to the Liens securing the 2026 Notes as permitted by the 2026 Indenture and is designated by the Company as Junior Priority Indebtedness.

Lien means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); *provided* that in no event shall an operating lease be deemed to constitute a Lien.

LTM EBITDA means Consolidated EBITDA of the Company measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available (which may be internal consolidated financial statements), in each case, with such pro forma adjustments giving effect to such Indebtedness, acquisition, disposition, merger, amalgamation, consolidation or Investment, as applicable, since the start of such four quarter period and as are consistent with the pro forma adjustments set forth in the definition of "Fixed Charge Coverage Ratio".

Management Advances means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees, contractors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Parent Entity, the Company or any Restricted Subsidiary:

(1) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or consistent with past practice or (b) for purposes of funding any such person's purchase of Capital Stock (or similar obligations) of the

Company, its Subsidiaries or any Parent Entity with (in the case of this clause (1)(b)) the approval of the Board of Directors;

(2) in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3) not exceeding $10,000,000 and 5% of LTM EBITDA in the aggregate outstanding at the time of Incurrence.

Management Stockholders means the members of management of the Company (or any Parent Entity) or its Subsidiaries who are holders of Capital Stock of the Company or of any Parent Entity on the Issue Date (as defined in the 2026 Indenture).

Market Capitalization means an amount equal to (i) the total number of issued and outstanding shares of common Capital Stock of the Company or any Parent Entity on the date of the declaration of a Restricted Payment permitted pursuant to Section 2(b)(10) (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) multiplied by (ii) the arithmetic mean of the closing prices per share of such common Capital Stock on the principal securities exchange on which such common Capital Stock are traded for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

Moody's means Moody's Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

Nationally Recognized Statistical Rating Organization means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act.

Net Available Cash from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case, net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid, reasonably estimated to be actually payable or accrued as a liability under IFRS (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition, including distributions for Related Taxes;

(2) all payments made on any Indebtedness other than Junior Priority Obligations which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders (other than any Parent Entity, the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4) the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such Asset Disposition.

Net Cash Proceeds, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credit or deductions and any tax sharing agreements, and including distributions for Related Taxes).

Non-Guarantor means any Restricted Subsidiary that is not a 2026 Notes Guarantor.

Obligations means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any 2026 Notes Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

Officer means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, any director, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an Officer for the purposes of these Conditions by the Board of Directors of such Person.

Officer's Certificate means, with respect to any Person, a certificate signed by one Officer of such Person.

Opinion of Counsel means a written opinion from legal counsel who is reasonably satisfactory to the Agent, which counsel may be an employee of or counsel to the Company or its Subsidiaries.

Other Collateral Secured Obligations means any and all amounts payable under or in respect of any Indebtedness, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for Post-Petition Interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of, in each case, (x) secured by a Permitted Lien (other than First Priority Credit Obligations) and (y) such related Lien shall rank on a pari passu basis or a junior basis to the Lien securing the Obligations under the SSRCF Financing Documents.

Parent Entity means any direct or indirect parent of the Company.

Parent Entity Expenses means:

(1) costs (including all legal, accounting and other professional fees and expenses) Incurred by any Parent Entity in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Notes Documents, the SSRCF Agreement, the 2026 Notes Indenture or any other agreement or instrument relating to the Notes Documents, the SSRCF Agreement, the 2026 Notes, the 2026 Notes Guarantees or any other Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed or delivered with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(2) customary indemnification obligations of any Parent Entity owing to directors, officers, employees or other Persons under its articles, charter, by-laws, partnership agreement or other organizational documents or pursuant to written agreements with any such Person to the extent relating to the Company and its Subsidiaries;

(3) obligations of any Parent Entity in respect of director and officer insurance (including premiums therefor) to the extent relating to the Company and its Subsidiaries;

(4) (x) general corporate overhead expenses, including all legal, accounting and other professional fees and expenses and (y) other operational expenses of any Parent Entity related to the ownership or operation of the business of the Company or any of the Restricted Subsidiaries;

(5) any Taxes and other fees and expenses required to maintain such Parent Entity's corporate existence and to provide for other ordinary course operating costs, including customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, offices and employees of such Parent Entity;

(6) expenses Incurred by any Parent Entity in connection with (i) any offering, sale, conversion or exchange of Capital Stock or Indebtedness where the net proceeds of such offering or sale are intended to be received by or contributed to the Company

or a Restricted Subsidiary and (ii) any related compensation paid to officers, directors and employees of such Parent Entity; and

(7) amounts to finance Investments that would otherwise be permitted to be made pursuant to Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) if made by the Company or a Restricted Subsidiary; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the capital of the Company or one of the Restricted Subsidiaries or (2) the merger, consolidation or amalgamation of the Person formed or acquired into the Company or one of the Restricted Subsidiaries (to the extent not prohibited by Section 8 (*Merger and Consolidation*) of Schedule 4 (*General Undertakings*)) in order to consummate such Investment, (C) such direct or indirect parent company and its Affiliates (other than the Company or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Company or a Restricted Subsidiary could have given such consideration or made such payment in compliance with these Conditions and such consideration or other payment is included as a Restricted Payment under these Conditions, (D) any property received by the Company shall not increase amounts available for Restricted Payments pursuant to Section 2(a)(3) (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) and (E) such Investment shall be deemed to be made by the Company or such Restricted Subsidiary pursuant to another provision of Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) or pursuant to the definition of "Permitted Investments".

Pari Passu Indebtedness means Indebtedness of the Company which ranks equally in right of payment to the 2026 Notes or of any 2026 Notes Guarantor if such Indebtedness ranks equally in right of payment to the Guarantees of the 2026 Notes.

Pari Passu Secured Obligations means Other Collateral Secured Obligations for which the Lien securing such Other Collateral Secured Obligations ranks on a parity basis to the Lien securing the Obligations under and as defined in the SSRCF Financing Documents.

Paying Agent means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any 2026 Note on behalf of the Company.

Permitted Asset Swap means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Company or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*) of Schedule 4 (*General Undertakings*).

Permitted Holders means, collectively, (i) the Institutional Investors, (ii) the Management Stockholders, (iii) any Person who is acting solely as an underwriter in connection with a public

or private offering of Capital Stock of any Parent Entity or the Company, acting in such capacity and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (iii), collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any Parent Entity held by such group.

Permitted Investment means (in each case, by the Company or any of the Restricted Subsidiaries):

(1) Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Company or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2) Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, amalgamated, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3) Investments in cash, Cash Equivalents or Investment Grade Securities;

(4) Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice;

(5) Investments in payroll, travel, entertainment, moving related and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(6) Management Advances;

(7) Investments received in settlement of debts created in the ordinary course of business or consistent with past practice and owing to the Company or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(9) Investments existing or pursuant to agreements or arrangements in effect on the Issue Date (as defined in the 2026 Indenture) and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date (as defined in the 2026 Indenture) or (b) as otherwise permitted under these Conditions;

(10) Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 1(*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*);

(11) pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of Permitted Liens or made in connection with Liens permitted under Section 5 (*Limitation on Liens*) of Schedule 4 (*General Undertakings*);

(12) any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent Entity as consideration;

(13) any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 7(b) of Schedule 4 (*General Undertakings*) (except those described in Sections 7(b)(1), (3), (6), (7), (8), (9), (12), (14), (22) and (25) of Schedule 4 (*General Undertakings*));

(14) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property or services, in any case, in the ordinary course of business and in accordance with these Conditions;

(15) (i) Guarantees of Indebtedness not prohibited by Section 1 (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, and (ii) performance guarantees with respect to obligations that are permitted by these Conditions;

(16) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by these Conditions;

(17) Investments of a Restricted Subsidiary acquired after the Issue Date (as defined in the 2026 Indenture) or of an entity merged or amalgamated into the Company or merged or amalgamated into or consolidated with a Restricted Subsidiary after the Issue Date (as defined in the 2026 Indenture) to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(18) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(19) contributions to a "rabbi" trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(20) Investments in joint ventures and similar entities and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of $15,000,000 and 10% of LTM EBITDA at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) of any amounts applied pursuant to Section 2(a)(3) of Schedule 4 (*General Undertakings*)) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) above and shall cease to have been made pursuant to this clause for so long as such Person continues to be the Company or a Restricted Subsidiary;

(21) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (21) that are at that time outstanding, not to exceed the greater of $60,000,000 and 35% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) of any amounts applied pursuant to Section 2(a)(3) (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*)) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) above and shall cease to have been made pursuant for so long as such Person continues to be the Company or a Restricted Subsidiary;

(22) (i) Investments arising in connection with a Qualified Securitization Financing or Receivables Facility for Securitization Refinancing Indebtedness and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Receivables Assets in connection with a Qualified

Securitization Financing or Receivables Facility for Securitization Refinancing Indebtedness;

(23) Investments in connection with the Transactions (as defined in the 2026 Indenture);

(24) repurchases of 2026 Notes or the Notes;

(25) Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary under Section 10 (*Designation of Restricted and Unrestricted Subsidiaries*) of Schedule 4 (*General Undertakings*); and

(26) guaranty and indemnification obligations arising in connection with surety bonds issued in the ordinary course of business or consistent with past practice;

(27) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice or made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors in the ordinary course of business or consistent with past practice;

(28) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(29) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices; and

(30) transactions entered into in order to consummate a Permitted Tax Restructuring.

Permitted Jurisdiction means any member state of the European Union, the United Kingdom, the United States of America, any state of the United States or the District of Columbia, Canada or any province of Canada, Brazil, Norway, or Switzerland.

Permitted Liens means, with respect to any Person:

(1) Liens on assets or property of a Restricted Subsidiary that is not a 2026 Notes Guarantor securing Indebtedness and other Obligations of any Restricted Subsidiary that is not a 2026 Notes Guarantor;

(2) pledges, deposits or Liens under workmen's compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for

borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure the performance of bids, trade contracts, government contracts and leases, statutory obligations, surety, stay, indemnity, judgment, customs, appeal or performance bonds, guarantees of government contracts, return-of-money bonds, bankers' acceptance facilities (or other similar bonds, instruments or obligations), obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case, Incurred in the ordinary course of business or consistent with past practice;

(3) Liens with respect to outstanding motor vehicle fines and Liens imposed by law, including carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's, construction contractors' or other like Liens, in each case, for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4) Liens for Taxes, assessments or governmental charges which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS (or other applicable accounting principles) have been made in respect thereof;

(5) encumbrances, charges, ground leases, easements (including reciprocal easement agreements), survey exceptions, restrictions, encroachments, protrusions, by-law, regulation, zoning restrictions or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company and the Restricted Subsidiaries or to the ownership of their properties, including servicing agreements, development agreements, site plan agreements, subdivision agreements, facilities sharing agreements, cost sharing agreement and other agreements, which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and the Restricted Subsidiaries;

(6) Liens (a) on assets or property of the Company or any Restricted Subsidiary securing Hedging Obligations (which may have priority in respect of the proceeds from enforcement of the Collateral and distressed disposals as First Priority Credit Obligations) or Cash Management Services permitted under these Conditions; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers' Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company

or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness and other Obligations permitted to be Incurred under Section 1(b)(8)(e) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not secure any Indebtedness;

(7) leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case, entered into in the ordinary course of business;

(8) Liens securing or otherwise arising out of judgments, decrees, attachments, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(9) Liens (i) on assets or property of the Company or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing Indebtedness or other Obligations Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; *provided* that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under these Conditions and (b) any such Liens may not extend to any assets or property of the Company or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property and (ii) any interest or title of a lessor under any operating lease;

(10) Liens perfected or evidenced by UCC financing statement filings, including precautionary UCC financing statements, (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and the Restricted Subsidiaries in the ordinary course of business;

(11) Liens existing on the Issue Date (as defined in the 2026 Indenture), excluding Liens securing the Notes;

(12) Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Company or any Restricted Subsidiary), including, in any such case, in connection with a Permitted Redomiciliation; *provided, however*, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock) or such Permitted Redomiciliation, as applicable; *provided, further*, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13) Liens on assets or property of the Company or any Restricted Subsidiary securing Indebtedness or other Obligations of the Company or such Restricted Subsidiary owing to the Company or another Restricted Subsidiary, or Liens in favor of the Company or any Restricted Subsidiary;

(14) Liens securing Indebtedness or Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under these Conditions; provided that (i) any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness or other Obligations being refinanced (which, in the case of Indebtedness (other than Securitization Refinancing Indebtedness) that is refinancing Securitization Refinancing Indebtedness, that was initially incurred in respect of Indebtedness classified under clause (13) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*), will apply as if such Indebtedness is Refinancing Indebtedness in respect of the Indebtedness that was initially refinanced by the Securitization Refinancing Indebtedness, as determined by the Company in good faith) or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder and (ii) in the case of any Indebtedness secured by any Collateral, the holders of such Indebtedness, or their duly appointed agent, shall become a party to the Intercreditor Agreement;

(15) (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Company or any Restricted Subsidiary has easement rights or on any leased

property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(16) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(17) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19) Liens on the Collateral securing Indebtedness and other Obligations in respect of Credit Facilities, including any letter of credit facility relating thereto, under Section 1(b)(1) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*); *provided* that (A) in the case of Liens securing any Indebtedness constituting First Priority Obligations, the holders of such Indebtedness, or their duly appointed agent, shall become a party to the Intercreditor Agreement, (B) in the case of Liens securing any Junior Priority Indebtedness, the holders of such Junior Priority Indebtedness, or their duly appointed agent, shall become a party to an intercreditor agreement with the Security Agent (as defined in the 2026 Indenture) on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the liens securing the 2026 Notes and (C) Indebtedness incurred under paragraphs (1)(a)(i) and clause (1)(b), in respect of clause (1)(a)(i) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) may have priority in respect of the proceeds from enforcement of the Collateral and distressed disposals as First Priority Credit Obligations;

(20) [Reserved]

(21) Liens securing Indebtedness and other Obligations under clause (7), (12) or (15) (provided that, in the case of clause (15), such Liens are limited to all or part of the equipment acquired with the proceeds of such Indebtedness) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*);

(22) Liens securing Indebtedness and other Obligations of any Non-Guarantor covering only assets of such Subsidiary, which do not constitute Collateral;

(23) Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(24) any security granted over the marketable securities portfolio described in clause (19) of the definition of Cash Equivalents in connection with the disposal thereof to a third party;

(25) Liens on (i) goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Company or any Restricted Subsidiary or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments and (ii) specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(26) Liens on equipment of the Company or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(27) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by these Conditions;

(28) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(29) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(30) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under Section 4 (*Limitation on Sales of Assets and Subsidiary Stock*) of Schedule 4 (*General Undertakings*), in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(31) Liens on property and assets other than the Collateral securing Indebtedness and other Obligations in an aggregate principal amount not to exceed the greater of (a) $145,000,000 and (b) 12.5% of Total Assets at the time Incurred;

(32) Liens then existing with respect to assets of an Unrestricted Subsidiary on the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 10 (*Designation of Restricted and Unrestricted Subsidiaries*)of Schedule 4 (*General Undertakings*);

(33) Liens on property and assets constituting Collateral securing Indebtedness and other Obligations permitted under the first paragraph and clauses (2) (to the extent such Guarantee is in respect of Indebtedness otherwise permitted to be secured on the Collateral), (4)(a), (4)(b) (to the extent secured on the Issue Date (as defined in the 2026 Indenture)), (5), (10) and (13) of the Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*); *provided* that (i) in the case

of Liens Incurred pursuant to this clause (33) securing any Indebtedness incurred under the first paragraph or clauses (5), (10) and (13) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) constituting First Priority Obligations or Pari Passu Indebtedness secured by any Collateral, at the time of Incurrence and after giving pro forma effect thereto, the Consolidated First Lien Secured Leverage Ratio would be no greater than 3.5 to 1.0, (ii) the holders of any Indebtedness secured on the Collateral constituting First Priority Obligations, or their duly appointed agent, shall become a party to the Intercreditor Agreement and (iii) in the case of Liens securing Junior Priority Indebtedness, the holders of such Junior Priority Indebtedness or their duly appointed agent, shall become a party to an intercreditor agreement with the Security Agent (as defined in the 2026 Indenture) on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the Liens securing the 2026 Notes;

(34) Liens deemed to exist in connection with Investments in repurchase agreements permitted by Section 1 (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(35) Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility that is Securitization Refinancing Indebtedness;

(36) Settlement Liens;

(37) Liens securing any Obligations in respect of the 2026 Notes outstanding on the Issue Date (as defined in the 2026 Indenture), the SSRCF Agreement, the SSRCF Financing Documents, the 2026 Indenture, the Collateral Documents (as defined in the 2026 Indenture), excluding, for the avoidance of doubt, Additional Notes;

(38) Liens on the Collateral in favor of any Security Agent (as defined in the 2026 Indenture) for the benefit of the Secured Creditors (as defined in the 2026 Indenture) relating to such Security Agent's administrative expenses with respect to the Collateral;

(39) rights of recapture of unused real property in favor of the seller of such property set forth in customary purchase agreements and related arrangements with any government, statutory or regulatory authority;

(40) the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, franchise, grant or permit held by the Company or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(41) restrictive covenants affecting the use to which real property may be put;

(42) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiary; or

(43) Liens arising in connection with any Permitted Tax Restructuring.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Company in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with these Conditions and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified.

Permitted Redomiciliation means (i) any amalgamation, demerger, merger, consolidation, reorganization or any other action by the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture) with or into any Affiliate of the Company or any Person if, immediately following such transaction, the voting power of the Voting Stock of such Person is beneficially owned by substantively the same holders of the voting power of the Voting Stock of the Company immediately prior to such transaction in substantively the same proportion as held by such holders immediately prior to such transaction, (ii) any redomiciliation, legal migration, corporate reconstruction, reincorporation or any other action of the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture) or (iii) any direct or indirect sale, transfer or other disposition of property or other assets (including Capital Stock) by the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture) to the Company, any Affiliate of the Company or any Person if, immediately following such transaction, the voting power of the Voting Stock of such Person is beneficially owned by substantively the same holders of the voting power of the Voting Stock of the Company immediately prior to such transaction in substantively the same proportion as held by such holders immediately prior to such transaction or (iv) any action incidental to effecting the transactions set forth in clauses (i) to (iii), so long as, in each of (i), (ii), (iii) or (iv), the purpose of such transaction is, directly or indirectly, to change the legal domicile of the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date to a Permitted Jurisdiction, reincorporate the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture) in a Permitted Jurisdiction, change the legal form of the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture), or otherwise change the jurisdiction that the Company, any Parent Entity, Atalaya Luxco 2, S.à r.l. or any Affiliate of the Company incorporated in the Grand Duchy of Luxembourg as of the Issue Date (as defined in the 2026 Indenture) is organized and existing under to a Permitted Jurisdiction.

Permitted Tax Distribution means (a) if and for so long as the Company is a member of a group filing a consolidated or combined tax return with any Parent Entity, any dividends or other distributions to fund any income Taxes for which such Parent Entity is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis calculated as if the Company and its Subsidiaries had paid Tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries; and (b) for any taxable year (or portion thereof) ending after the Issue Date (as defined in the 2026 Indenture) for which the Company is treated as a disregarded entity, partnership, or other flow-through entity for U.S. federal, state, provincial, territorial, and/or local income Tax purposes, the payment of dividends or other distributions to the direct or indirect owner or owners of equity of the Company in an aggregate amount equal to each of the direct or indirect owners' Tax Amount. Each direct or indirect owner's "Tax Amount" is the product of (i) the aggregate taxable income of the Company and its Subsidiaries allocated to such owner for U.S. federal income tax purposes for such taxable year (or portion thereof) and (ii) the highest combined marginal federal, state and/or local income tax rate applicable to an individual residing in California or New York, New York (whichever is higher for the relevant taxable year or portion thereof).

Permitted Tax Restructuring means any reorganizations and other activities related to tax planning and tax reorganization entered into prior to, on or after the date hereof so long as such Permitted Tax Restructuring is not materially adverse to the Note Purchasers (taken as a whole) (as determined by the Company in good faith).

Post-Petition Interest means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

Preferred Stock, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

Purchase Money Obligations means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

Qualified Securitization Financing means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Company or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made for fair consideration (as determined in good faith by the Company) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as

determined in good faith by the Company) and may include Standard Securitization Undertakings.

Ratings Categories means:

(a) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(b) with respect to Fitch, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and RD/D (or equivalent successor categories).

Receivables Assets means (a) any accounts receivable owed to the Company or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement.

Receivables Facility means an arrangement between the Company or a Subsidiary and a commercial bank or an Affiliate thereof pursuant to which (a) the Company or such Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank (or such Affiliate) Receivables Assets and (b) the obligations of the Company or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Company and such Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

refinance means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in these Conditions shall have a correlative meaning.

Refinancing Indebtedness means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Issue Date (as defined in the 2026 Indenture) or Incurred (or established) in compliance with these Conditions (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness Incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; *provided*, *however*, that:

(1) such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced; and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, Disqualified

Stock or Preferred Stock, such Refinancing Indebtedness is Subordinated Indebtedness, Disqualified Stock or Preferred Stock, respectively, and, in the case of Subordinated Indebtedness, is subordinated to the 2026 Notes;

(2) Refinancing Indebtedness shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a 2026 Notes Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a 2026 Notes Guarantor; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including premiums, accrued and unpaid interest and defeasance costs) of the Indebtedness being refinanced, plus (y) an amount equal to any unutilized commitment relating to the Indebtedness being refinanced or otherwise then outstanding under a Credit Facility or other financing arrangement being refinanced to the extent the unutilized commitment being refinanced could be drawn in compliance with Section 1 (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) immediately prior to such refinancing, plus (z) fees, underwriting discounts, accrued and unpaid interest, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees and similar fees) Incurred or payable in connection with such refinancing;

provided, that: (x) clause (1) above will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Credit Facilities or Secured Indebtedness and (y) clause (2) above will only apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Securitization Refinancing Indebtedness if such Securitization Refinancing Indebtedness was initially incurred in respect of Indebtedness classified under the first paragraph or paragraphs (4)(a), (4)(b), (4)(c), (5) or (10) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) and in such cases clause (2) above will apply as if the Refinancing Indebtedness is being incurred in respect of the Indebtedness that was initially extended, replaced, refunded, refinanced, renewed or defeased by the Securitization Refinancing Indebtedness, as determined by the Company in good faith.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

Related Taxes means:

(1) any Taxes, including sales, use, transfer, rental, *ad valorem*, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes and other fees and expenses (other than (x) Taxes measured by income and (y) withholding Taxes), required to be paid (*provided* such Taxes are in fact paid) by any Parent Entity by virtue of its:

(a) being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Company or any of the Company's Subsidiaries) or otherwise maintain its existence or good standing under applicable law;

(b) being a holding company parent, directly or indirectly, of the Company or any Subsidiaries of the Company;

(c) receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Company or any of the Company's Subsidiaries; or

(d) having made any payment in respect to any of the items for which the Company is permitted to make payments to any Parent Entity pursuant to Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*); and

(2) any Permitted Tax Distribution.

Restricted Investment means any Investment other than a Permitted Investment.

S&P means S&P Global Ratings or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

Sale and Leaseback Transaction means any arrangement providing for the leasing by the Company or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

SEC means the U.S. Securities and Exchange Commission or any successor thereto.

Secured Indebtedness means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Services.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

Securitization Asset means (a) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (b) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

Securitization Facility means any of one or more securitization, financing, factoring or sales transactions, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Company or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person.

Securitization Fees means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amount paid by discounting the face amount of Securitization Asset or Receivables Asset or participation interest therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

Securitization Refinancing Indebtedness means one or more Qualified Securitization Financing, which is non-recourse other than Standard Securitization Undertakings, or Receivables Facilities, the proceeds of which are applied to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness incurred under (i) clause (1) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) or (ii) the first paragraph or clauses (4) (other than clause (4)(e)), (5), (10) or (13) of Section 1(b) (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) that, in the case of this clause (ii), is either (x) secured by a Lien (other than Junior Priority Obligations or any other Lien that is junior to the Lien securing the 2026 Notes) or (y) Incurred by a Non-Guarantor, including Securitization Refinancing Indebtedness that refunds, refinances, replaces, exchanges, renews, repays or extends other Securitization Refinancing Indebtedness.

Securitization Repurchase Obligation means any obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

Securitization Subsidiary means any Subsidiary of the Company, in each case, formed for the purpose of and that solely engages in one or more Qualified Securitization Financings or Receivables Facilities and other activities reasonably related thereto or another Person formed for this purpose.

Settlement means the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts as a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

Settlement Asset means any cash, receivable or other property, including a Settlement Receivable, due or conveyed to a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person or an Affiliate of such Person.

Settlement Indebtedness means any payment or reimbursement obligation in respect of a Settlement Payment.

Settlement Lien means any Lien relating to any Settlement or Settlement Indebtedness (and may include, for the avoidance of doubt, the grant of a Lien in or other assignment of a Settlement Asset in consideration of a Settlement Payment, Liens securing intraday and overnight overdraft and automated clearing house exposure, and similar Liens).

Settlement Payment means the transfer, or contractual undertaking (including by automated clearing house transaction) to effect a transfer, of cash or other property to effect a Settlement.

Settlement Receivable means any general intangible, payment intangible, or instrument representing or reflecting an obligation to make payments to or for the benefit of a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person.

Significant Subsidiary means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02(w)(2) of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date (as defined in the 2026 Indenture).

Similar Business means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Issue Date (as defined in the 2026 Indenture) and (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

Standard Securitization Undertakings means representations, warranties, covenants, guarantees and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Securitization Facility or Receivables Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivable factoring arrangement.

Stated Maturity means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations

to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

Subordinated Indebtedness means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date (as defined in the 2026 Indenture) or thereafter Incurred) which is expressly subordinated in right of payment to the 2026 Notes pursuant to a written agreement.

Subsidiary means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Total Assets means, as of any date, the total consolidated assets of the Company and the Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated statement of financial position of the Company and the Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio.

Trustee means Wilmington Trust, National Association in its capacity as Trustee under the 2026 Indenture or any successor or assign thereto in such capacity.

UCC means the Uniform Commercial Code as in effect from time to time in the State of New York; *provided*, *however*, that at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of a security agent's security interest in any item or portion of the collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term "UCC" shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

Unrestricted Subsidiary means:

(1) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company in the manner provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2) such designation and the Investment, if any, of the Company in such Subsidiary complies with Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*).

U.S. Government Obligations means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

Voting Stock of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

Weighted Average Life to Maturity means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

Wholly Owned Subsidiary means a Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a 2026 Notes Guarantor.

SCHEDULE 7
FORM OF NOTE

SENIOR SECURED NOTE DUE 2025

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE ISSUER SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is not a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND PRIOR TO THE DATE 40 DAYS AFTER THE ORIGINAL ISSUE DATE HEREOF MAY NOT BE TRANSFERRED TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

NOTE TO NOTE PURCHASER OR PROSPECTIVE NOTE PURCHASERS – NOTES WILL BE HELD IN CLEARING SYSTEMS AND EACH NOTE PURCHASER MUST PROVIDE CLEARING SYSTEM ACCOUNT IN ORDER TO PURCHASE A NOTE

Senior Secured Note due 2025

No. S-__ $__________

ATENTO LUXCO 1

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329, promises to pay to ___________ (or its successor or its registered assigns) the principal sum of $__________ on [•] 2025.

Interest Payment Dates: [•], [•], [•] and [•], commencing [•] 2023.

Record Dates: [•], [•], [•]and [•].

Additional provisions of this Note are set forth on the other side of this Note.

This Note is made as a deed poll.

(*Signature page to follow*)

SENIOR SECURED NOTE DUE 2025

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Issuer**"), issued this Note pursuant to a purchase agreement dated [•] 2023, by and among the Issuer, the guarantors named therein and the note purchasers named therein (the "**Purchase Agreement**"), including the terms and conditions ("**Conditions**") attached thereto. The terms of this Note include those stated in the Conditions. Terms defined in the Conditions and not defined herein have the meanings ascribed thereto in the Conditions. The Notes are subject to all terms and provisions of the Conditions, and Note Purchasers are referred to the Conditions for a statement of such terms and provisions. In the event of a conflict between the Notes and the Conditions, the terms of the Conditions shall prevail.

This Note is made as a deed poll.

This Note is evidence of entitlement only. Title to the Notes passes only on due registration in the Register, and only the Note Purchaser is entitled to payment in respect of this Note.

THIS NOTE AND ANY NON-CONTRACTUAL OBLIGATIONS ARISING OUT OF OR IN CONNECTION WITH IT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, ENGLISH LAW. FOR THE AVOIDANCE OF DOUBT, THE APPLICATION OF THE PROVISIONS OF ARTICLE 470-1 TO 470-19 (INCLUSIVE) OF THE LUXEMBOURG LAW ON COMMERCIAL COMPANIES, DATED AUGUST 10, 1915, AS AMENDED, IS EXCLUDED.

IN WITNESS WHEREOF, this Note has been duly executed on behalf of the Issuer as a deed poll and is intended to be and is hereby delivered on the date written below.

Dated:

EXECUTED as a **DEED POLL**)

By: ATENTO LUXCO 1)

Director

Director/Secretary

OR

EXECUTED as a **DEED POLL**)

By: ATENTO LUXCO 1)

Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

[ASSIGNMENT FORM]

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

____

(Print or type assignee's legal name)

____

(Insert assignee's soc. sec. or tax I.D. No.)

____

____

____

____

(Insert assignee's name, address and zip or post code)

and irrevocably appoint

____

to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: __________________

Your Signature:

____

Sign exactly as your name appears on the other side of this Note.

SCHEDULE 8
FORM OF GUARANTOR ACCESSION DEED

THIS DEED is dated [ ] and made

BY:

[*Insert Full Name of New Guarantor*] (the "**Acceding Guarantor**")

IN FAVOUR OF:

The Note Purchasers as recorded in the Register (each as defined in the Conditions, as defined below).

WHEREAS:

This Guarantor Accession Deed (the "**Deed**") is made on [date] by the Acceding Guarantor in relation to a Note Purchase Agreement dated [•] 2023 between, among others, the Issuer and the Original Note Purchasers (the "**Note Purchase Agreement**").

The Acceding Guarantor intends to guarantee unconditionally and irrevocably on a secured, unsubordinated basis the obligations of the Issuer under the Conditions.

THIS DEED WITNESSES as follows:

1. Terms defined in the Note Purchase Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2. The Acceding Guarantor confirms that it intends to be party to the Note Purchase Agreement as a Guarantor, undertakes to perform all the obligations expressed to be assumed by a Guarantor under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

3. Any term or provision of this Deed to the contrary notwithstanding, the maximum aggregate amount of the obligations guaranteed under the Note Purchase Agreement by the Acceding Guarantor shall not exceed the maximum amount that can be guaranteed by the Acceding Guarantor without rendering the guarantee, as it relates to such Acceding Guarantor, voidable under applicable laws relating to fraudulent conveyance, fraudulent transfer, improper corporate benefit, financial assistance or similar laws affecting the rights of creditors generally.

4. The guarantee does not apply to any liability to the extent that it would result in the guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the jurisdiction of incorporation of the relevant Guarantor.

5. [•].[1]

---

[1] Replace with required limitation language, if any.

6. By its execution of this Deed, the Acceding Guarantor irrevocably appoints the Issuer to act on its behalf as its agent in relation to the Note Documents on the terms set out in the Conditions.

7. This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

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IN WITNESS WHEREOF this Deed has been executed as a deed poll by the Acceding Guarantor and is intended to be and is hereby delivered on the day and year first before written.

The Acceding Guarantor

[**EXECUTED** as a **DEED POLL**)

By: [Full Name of Acceding Guarantor])

Director

Director/Secretary

OR

[**EXECUTED** as a **DEED POLL**)

By: [Full Name of Acceding Guarantor])

Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

SCHEDULE 9
CONDITIONS PRECEDENT – GUARANTOR ACCESSION

1. An Accession Deed executed by the Additional Obligor.

2. A copy of the constitutional documents of the Additional Obligor.

3. As required by applicable law or customary practice, a copy of a resolution of the board of directors (or equivalent corporate body or shareholders' meeting, as the case may be) of the Additional Obligor:

   (a) approving the terms of, and the transactions contemplated by, the Accession Deed and the other Note Documents to which it is a party and resolving that it execute, deliver and perform the Accession Deed and any other Note Document to which it is a party;

   (b) authorising a specified person or persons to execute the Accession Deed and other Note Documents which it is a party on its behalf;

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Note Documents to which it is a party; and

   (d) authorising the Company to act as its agent in connection with the Note Documents.

4. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above in relation to the Note Documents and related documents.

5. As required by applicable law or customary practice, a copy of a resolution signed by all the holders of the issued shares in the Additional Obligor approving the terms of, and the transactions contemplated by, the Note Documents to which such Obligor is a party.

6. As required by applicable law or customary practice, a copy of a resolution of the board of directors (or equivalent corporate body or shareholders' meeting, as the case may be) of each corporate shareholder of each Additional Guarantor approving the terms of the relevant Note Documents.

7. A certificate of the Additional Obligor (signed by an authorised signatory):

   (a) confirming that borrowing or guaranteeing or securing (as appropriate) the Notes in full would not breach any borrowing, guarantee, security or similar limit binding on it to be exceeded; and

   (b) certifying that each copy document relating to it listed in this Schedule 9 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Deed.

8. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in the Note Purchase Agreement, if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

9. Any security documents which, subject to the Agreed Security Principles, are elected by the Company to be executed by the proposed Additional Obligor.

10. Such documentary evidence as legal counsel to the Majority Note Purchasers may reasonably require, that such Additional Obligor has complied with any law in its jurisdiction relating to financial assistance or analogous process.

11. All documents and evidence required by any Note Purchaser in connection with the compliance of such Note Purchaser with "know your customer" requirements to the extent stipulated by that Note Purchaser at least five (5) Business Days prior to signing the Accession Deed.

Schedule 4

Security Documents

1. A Brazilian law receivables and bank account fiduciary lien agreement between Atento Brasil S.A. and the Security Agent.

2. A Colombian law receivables pledge between Atento Colombia S.A. and the Security Agent.

3. A Chilean law receivables pledge between Atento Chile S.A. and the Security Agent.

4. A Chilean law local security agency agreement Atento Chile S.A. and the Security Agent.

5. A Mexican law receivables and bank account pledge agreement between Atento Atención y Serviciós, S.A. de C.V. and the Security Agent.

6. A Mexican law receivables and bank account pledge agreement between Atento Servicios, S.A. de C.V. and the Security Agent.

7. A Mexican law receivables and bank account pledge agreement between Atento México Holdco, S. de R.L. de C.V. and the Security Agent.

8. A Peruvian law receivables and bank account pledge between Teleatento del Perú S.A.C. and the Security Agent.

Schedule 5

Conditions Precedent

1. A copy of the constitutional documents of Atento S.A. ("**Holdco**"), the Company and each Guarantor.

2. A copy of a resolution of the shareholders or board of directors (or managing partner, general partner, sole member, managing member or shareholders' assembly), as applicable, of the Company and each Guarantor (to the extent required by their constitutional documents);

   (a) approving the terms of, and the transactions contemplated by, the Note Documents to which it is a party and resolving that it execute, deliver and perform the Note Documents to which it is a party;

   (b) authorising a specified person or persons to execute the Note Documents to which it is a party on its behalf; and

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Note Documents to which it is a party.

3. A copy of a resolution of the board of directors of Holdco (to the extent required by its constitutional documents);

   (a) approving the terms of, and the transactions contemplated by, the Warrant Agreement (and related documents) to which it is a party and resolving that it execute, deliver and perform the Warrant Agreement (and related documents) to which it is a party;

   (b) authorising a specified person or persons to execute the Warrant Agreement (and related documents) to which it is a party on its behalf; and

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Warrant Agreement (and related documents) to which it is a party.

4. A specimen of the signature of each person authorised by the resolutions referred to in paragraph 2 and 3 above.

5. If required under applicable law, a copy of a resolution signed by all the holders of the issued shares in the Company and each Guarantor approving the terms of, and the transactions contemplated by, the Note Documents to which it is a party

6. A certificate of Holdco and each Obligor (signed by an authorised signatory):

   (a) confirming that issuing or guaranteeing or securing (as appropriate) the Initial Notes or the Warrants (as applicable) would not breach any borrowing, guarantee, security or similar limit binding on it to be exceeded;

   (b) certifying that each copy document relating to it listed in paragraphs 1 to 5 (inclusive, and as applicable) of this Schedule 5 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement;

(c) with respect to the Issuer's certificate, a certification that:

(i) Condition 12.2 of the Conditions is satisfied pro forma for the drawdown (if tested on the date of drawdown); and

(ii) it is not subject to nor, as applicable, does it meet the criteria of bankruptcy (*faillite*), insolvency, voluntary or judicial liquidation (*liquidation volontaire ou judiciaire*), composition with creditors (*concordat préventif de la faillite*), controlled management (*gestion contrôlée*), reprieve from payment (*sursis de paiement*), general settlement with creditors, or similar proceedings affecting the rights of creditors generally and no application has been made or is to be made by its manager or directors, as the case may be, or, as far as it is aware, by any other person for the appointment of a *commissaire*, *juge-commissaire*, *liquidateur*, *curateur* or similar officer pursuant to any voluntary or judicial insolvency, winding-up, liquidation or similar proceedings; and

(d) with respect to the certificate of each other Obligor (other than the Issuer), a customary certification that the applicable Obligor is not insolvent under applicable law.

7. An executed copy of each of the following documents:

(a) this Agreement;

(b) a Note certificate for the benefit of all Note Purchasers;

(c) a deed of covenant with respect to the Notes;

(d) the Fee Letters referred to in paragraphs (a) and (b) of that definition;

(e) the Security Documents;

(f) the Warrant Agreement and any document set out thereunder required to be delivered to holders of the Warrants on the Initial Issue Date; and

(g) an Accession Deed duly executed by each Guarantor (other than the Company).

8. Any notices, documents or powers of attorney required to be given or executed under the terms of the Security Documents on or before the date of the applicable Security Document.

9. Confirmation that each Obligor has obtained all required consents and authorisations from any Trade Debtors in respect of the Trade Receivables secured by the Security Documents.

10. Confirmation that each Guarantor has established the relevant bank account envisaged under, and to be secured by: (i) the Security Documents, (ii) the Colombian control agreement to be entered into between Atento Colombia S.A., the Security Agent and the relevant account bank, (iii) the Chilean security document over bank accounts and control agreement to be entered into between Atento Chile S.A., the Security Agent and the relevant account bank; and (iv) the Peruvian account control complementary agreement to be entered into between Teleatento del Perú S.A.C., the Security Agent and the relevant account bank.

11. The following legal opinions each addressed to each of each Note Purchaser, Security Agent and Agent, and satisfactory to each Note Purchaser, Security Agent and Agent:

(a) a legal opinion of White & Case LLP as to matters of English law;

(b) a legal opinion of Cescon, Barrieu, Flesch & Barreto Advogados, legal advisers to the Issuer and the Brazilian Guarantor as to matters of Brazilian law;

(c) a legal opinion of Brigard & Urrutia Abogados S.A.S., legal advisers to the Issuer and the Colombian Guarantor as to matters of Colombian law;

(d) a legal opinion of Arendt & Medernach, legal advisers to the Issuer and the Luxembourg Guarantors as to matters of Luxembourg law;

(e) a legal opinion of Carey y Cía. Ltda., legal advisers to the Issuer and the Chilean Guarantor as to matters of Chilean law;

(f) a legal opinion of González Calvillo, S.C., legal advisers to the Issuer and the Mexican Guarantors as to matters of Mexican law; and

(g) a legal opinion of Berninzon & Benavides Abogados, legal advisers to the Issuer and the Peruvian Guarantor as to matters of Peruvian law.

12. Executed fee letter between the Company and counsel to the Note Purchasers with respect to fees, costs and expenses of such counsel.

13. Evidence that the fees, costs and expenses which are due and payable by the Obligors to the Note Purchasers under the Note Documents (including the fee letter referred to in paragraph 12 above) have been paid or will be paid on or prior to the Initial Issue Date.

14. Provision of all information necessary for identification of each Note Purchaser and each Obligor in order to comply with all applicable anti-money laundering requirements and know your customer requirements of the Agent and Security Agent, to the extent stipulated by the Agent or Security Agent at least five Business Days prior to the date of this Agreement.

15. Provision of all information necessary for identification of each Obligor in order to comply with all applicable anti-money laundering requirements and know your customer requirements of the Note Purchasers, to the extent stipulated by each Note Purchaser at least five Business Days prior to the date of this Agreement.

16. Certified structure chart of Atento S.A. and its subsidiaries.

17. Confirmation from Atento S.A. or the Company in writing that the most recent annual financial statements for Atento S.A. and its consolidated subsidiaries published at https://investors.atento.com/financials/annual-reports/ may deemed to be delivered to the Note Purchasers (or otherwise delivery of a copy of such annual financial statements).

18. Confirmation from the Company (which may be given by email) that:

(a) to the best of its knowledge no Hedge Counterparty (as defined in the Intercreditor Agreement) has taken action to close out or accelerate prior to maturity any Hedging Liabilities (as defined in the Intercreditor Agreement) as a result of any failure to make any payment due in respect thereof on or around 3 February 2023; and

(b) it has made, or will on the Initial Issue Date make, all payments required to be made in respect of the 2026 Notes on or prior to that date, including any unpaid interest payments within any cure or grace period for such payments set forth therein.

19. Evidence of the granting, and formalization before a notary public of the irrevocable power of attorney granted by each Mexican Guarantor pursuant to the receivables and bank account pledge agreement for each Mexican Guarantor.

20. Evidence of formalization before a notary public of the receivables and bank account pledge agreement for each Mexican Guarantor and registration of each such receivables and bank account pledge agreement in the Mexican Sole Registry of Movable Securities (*Registro Único de Garantías Mobiliarias*).

21. Evidence that any process agent appointed by (a) the Company pursuant to Clause 17, and (b) Holdco in accordance with the Warrant Agreement has, in each case, accepted its appointment.

Schedule 6

NPA Accession Agreement

THIS Note Purchase Agreement Accession Agreement is dated [ ] and made

BETWEEN:

[ ] **as a Note Purchaser (the "Acceding Note Purchaser")**

Atento Luxco 1, as Company;

Atento Brasil S.A. as a guarantor;

Atento Colombia S.A. as a guarantor;

Atento Chile S.A. as a guarantor;

Atento México Holdco S. de R.L. de C.V. as a guarantor;

Atento Atención y Servicios, S.A. de C.V. as a guarantor;

Atento Servicios, S.A. de C.V. as a guarantor; and

Teleatento del Perú S.A.C. as a guarantor.

WHEREAS:

In relation to a Note Purchase Agreement dated [•] 2023 between, among others, the Issuer and the original Note Purchasers (the "**Note Purchase Agreement**"), the original Note Purchasers have agreed to purchase certain Notes.

The Acceding Note Purchaser intends to accede to the Note Purchase Agreement as a Note Purchaser as set forth below.

THE ACCEDING NOTE PURCHASER, THE COMPANY AND EACH GUARANTOR NAMED ABOVE AGREES as follows:

1. Capitalised terms used but not otherwise defined herein have the meanings set forth in the Note Purchase Agreement and/or the Conditions.

2. The Acceding Note Purchaser confirms that it intends to be party to the Note Purchase Agreement as a Note Purchaser, undertakes to perform all the obligations expressed to be assumed by a Note Purchaser under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

3. The Acceding Note Purchaser, severally and not jointly with the other Note Purchasers commits to the amount of Notes to be purchased as set forth in the table below.

NAME OF NOTE PURCHASER	INITIAL NOTES TO BE PURCHASED	DELAYED DRAW NOTES TO BE PURCHASED	CONTACT DETAILS
[•]	[•]	[•]	[•]

4. The Issuer and the Guarantors confirm their acceptance of the Acceding Note Purchaser as a Note Purchaser under the Note Purchase Agreement and the Conditions and each agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if the Acceding Note Purchaser had been an original party to the Note Purchase Agreement.

5. This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

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Very truly yours,

ATENTO LUXCO 1

By: ______________________________
Name:
Title:

ATENTO BRASIL S.A.

By: ______________________________
Name:
Title:

ATENTO COLOMBIA S.A.

By: ______________________________
Name:
Title:

ATENTO CHILE S.A.

By: ______________________________
Name:
Title:

ATENTO MÉXICO HOLDCO S. DE R.L. DE C.V.

By: ______________________________
Name:
Title:

ATENTO ATENCIÓN Y SERVICIOS, S.A. DE C.V.

By: ______________________________
Name:
Title:

ATENTO SERVICIOS, S.A. DE C.V.

By: ______________________________
Name:
Title:

TELEATENTO DEL PERÚ S.A.C.

By: ______________________________
Name:
Title:

Accepted the date hereof:

Acceding Note Purchaser

By: ___________________________________
Name:

Title:

Schedule 7

Note Purchaser Confirmation Annex

To: **Atento Luxco 1, as Company**

Atento Brasil S.A. as a guarantor;

Atento Colombia S.A. as a guarantor;

Atento Chile S.A. as a guarantor;

Atento México Holdco S. de R.L. de C.V. as a guarantor;

Atento Atención y Servicios, S.A. de C.V. as a guarantor;

Atento Servicios, S.A. de C.V. as a guarantor; and

Teleatento del Perú S.A.C. as a guarantor.

Copy: **GLAS Trust Company LLC as Agent**

GLAS Trust Corporation Limited as Security Agent

In relation to a Note Purchase Agreement dated [•] 2023 between, among others, the Issuer and the original Note Purchasers (the "**Note Purchase Agreement**"), the original Note Purchasers have agreed to purchase certain Notes.

This is a Note Purchaser Confirmation Annex as referred to in the Note Purchase Agreement.

Capitalised terms used but not otherwise defined herein have the meanings set forth in the Note Purchase Agreement and/or the Conditions.

In our capacity as investment manager or sub-investment manager (as applicable) on behalf thereof, and in executing this Note Purchaser Confirmation Annex, we confirm that each of the funds referred to in the table below (the "**Man GLG Funds**") shall be Note Purchasers for the purposes of the Note Purchase Agreement and each such Man GLG Fund, severally and not jointly with the other Note Purchasers, commits to the amount of Notes to be purchased as set forth opposite its name in such table.

NAME OF NOTE PURCHASER	INITIAL NOTES TO BE PURCHASED	DELAYED DRAW NOTES TO BE PURCHASED	CONTACT DETAILS
[•]	$[•]	$[•]	mike.scott@man.com, yves.blechner@man.com and peter.kawada@man.com
[•]	$[•]	$[•]	mike.scott@man.com, yves.blechner@man.com and peter.kawada@man.com
[•]	$[•]	$[•]	mike.scott@man.com, yves.blechner@man.com and peter.kawada@man.com
[•]	$[•]	$[•]	mike.scott@man.com, yves.blechner@man.com and peter.kawada@man.com

TOTAL	$[●]	$[●]	

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Very truly yours,

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP,

acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of the Man GLG Funds referred to in the table above

By: ______________________________________
Name:
Title:

By: ______________________________________
Name:
Title:

Accepted the date hereof:

ATENTO LUXCO 1

By: ______________________________
Name:
Title: